UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ____________________________

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER: ______________

JOURNEY RESOURCES CORP.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

1208 – 808 Nelson Street,
Vancouver, British Columbia V6Z 2H2
Canada
(Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
N/A
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 28,312,187 common shares outstanding as of April 30, 2007. Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [   ] No [X]

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [   ] No [   ]   N/A

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities
Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [   ] No [   ]   N/A

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [   ]         Accelerated filer [   ]       Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [X]   Item 18 [   ]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by checkmark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d)
of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes [   ] No [   ]   N/A

- ii -

T A B L E   O F   C O N T E N T S

- iii -

GENERAL

We use the Canadian dollar as our reporting currency. All references in this document to “dollars” or “$” or “CDN$” are expressed in Canadian dollars, unless otherwise indicated. References to "US$" refer to United States dollars. Except as noted, the information set forth in this Registration Statement is as of April 30, 2007 and all information included in this document should only be considered correct as of such date.

NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes “forward-looking statements” including, without limitation, statements containing the words "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "intend," "estimate," "project," "predict," "potential" and similar expressions, as well as all projections of future results. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from our future results, performance or achievements expressed or implied by such forward-looking statements. Such risks are discussed in Item 3D “Risk Factors.” The statements contained in Item 4B “Business Overview”, Item 5 “Operating and Financial Review and Prospects” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk” are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Factors that might cause future results to differ include, but are not limited to, the following:

  resources devoted to research and development may not yield new products that achieve commercial success;

  the production and launch of commercially viable products may take longer and cost more than expected;

  competition may lead to worse than expected financial condition and results of operations;

  changes in reimbursement procedures and/or amounts by third-party payors;

  changes caused by regulatory or market forces in the prices we receive for our products;

  the global economic environment in which we operate, as well as the economic conditions in our markets;

  currency exchange rate fluctuations may negatively affect our financial condition and results of operations;

  the impact of any future events with material unforeseen impacts, including, but not limited to, war, natural disasters, or acts of terrorism;

  supply and manufacturing disruptions could negatively impact our financial condition or results of operations;

  inability to attract qualified personnel, which could negatively impact our ability to grow our business;

  difficulty in protecting our intellectual property rights;

  pending or future litigation may negatively impact our financial condition and results of operations;

  government regulation or legislation may negatively impact our financial condition or results of operations;

  product recalls or withdrawals may negatively impact our financial condition or results of operations;

  the occurrence of environmental liabilities arising from our operations; and

  the occurrence of any losses from property and casualty, general liability, business interruption and environmental liability risks could negatively affect our financial condition because we self-insure against those risks through our captive insurance subsidiaries.

     You should read this document completely and with the understanding that the Company’s ctual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the United States Securities and Exchange Commission ("SEC"), we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

GLOSSARY OF TERMS USED IN THIS FORM 20-F

Certain terms used herein are defined as follows:

Mineral Deposit	A deposit of mineralization, which may or may not be ore, the determination of which requires a comprehensive feasibility study.

Mineral Reserve

The Securities and Exchange Commission Industry Guide 7 – “Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations” defines a “reserve” as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves consist of:

(1) Proven (Measured) Reserves. Reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

(2) Probable (Indicated) Reserves. Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Mineral Resource

National Instrument 43-101 of the Canadian Securities Administrators, “Standards of Disclosure for Mineral Projects”, defines a “Mineral Resource” as a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

(1) Inferred Mineral Resource. An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

This document uses the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

(2) Indicated Mineral Resource. An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

This document uses the term “Indicated Mineral Resource.” We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves

(3) Measured Mineral Resource. A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

The Securities and Exchange Commission Industry Guide 7 – “Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations” does not define or recognize resources. As used in this Registration Statement, “resources” are as defined in National Instrument 43-101.

PART I

ITEM 1           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.           Directors and Senior Management

The names, business addresses and functions of our directors and senior management are:

Name and Business Address	Function
Jatinder (Jack) Bal 1208 – 808 Nelson Street Vancouver, British Columbia V6Z 2H2	President, Chief Executive Officer and Director
Lorne Torhjelm 975 – 163rd Street Surrey, British Columbia V4A 9T8	Chief Financial Officer and Secretary
Robert C. Bryce 465 Blvd. Sabourin Val D’Or, Quebec J9P 4W6	Director
Clinton Sharples 240 Neave Road Kelowna, British Columbia V1V 2L9	Director
Donald Gee 6485 Gordon Avenue Burnaby, British Columbia V5E 3M3	Director
Leonard De Melt 810 Malecon Cisneros Miraflores Lima 18, Peru	Director

B.           Advisors

Not applicable.

C.           Auditor

The names and addresses of our auditors for each of the three preceding years and their governing professional body memberships are:

Name and Address	Governing Professional Body	Audit Period
Watson Dauphinee & Masuch, Chartered Accountants Suite 420, 1501 West Broadway Vancouver, British Columbia V6J 4Z6	Institute of Chartered Accountants of British Columbia Registered with the Canadian Public Accountability Board (Canada) and the Public Company Accounting Oversight Board (US)	Financial years ending November 30, 2006, 2005 and 2004

ITEM 2           OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3           KEY INFORMATION

A.           Selected Financial Data

The following table presents selected consolidated financial data derived from our audited consolidated financial statements for the fiscal years ended November 30, 2006, 2005 and 2004. You should read this information in conjunction with the consolidated financial statements for each of the three years ended November 30, 2006, 2005 and 2004 included elsewhere in this Registration Statement. Please note that the earliest two years of financial information have been omitted from the following table as the Company was engaged in the business of lifestyle and leisure product development and distribution during 2001 and 2002. These operations were abandoned and a change of business took place in December 2003.

Our current independent auditor, Watson Dauphinee & Masuch, Chartered Accountants, audited our 2006, 2005 and 2004 annual financial statements. Our auditors prepared the financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Note 15 to the annual 2006, 2005 and 2004 financial statements provides descriptions of material measurement differences between Canadian GAAP and accounting principles generally accepted in the United States of America (“US GAAP”) as they relate to us and a reconciliation of our financial statements to US GAAP.

All information provided in the Summary of Financial Information below and in this Registration Statement is presented in Canadian dollars (“dollars”, “$” or “CDN$”) and is in accordance with Canadian GAAP, unless indicated otherwise.

SUMMARY OF FINANCIAL INFORMATION
IN JOURNEY’S FINANCIAL STATEMENTS

Consolidated Statements of Operations and Deficit Data	Years ended November 30
	2006	2005	2004
Revenues(1) Canadian GAAP US GAAP	nil nil	nil nil	nil nil
Net earnings (loss) from operations and continuing operations Canadian GAAP US GAAP	($1,460,225) ($2,841,320	($849,692) ($895,085)	($45,610) ($45,610)
Basic and diluted loss per common share Canadian GAAP US GAAP	($0.08) ($0.15)	($0.06) ($0.07)	($0.01) ($0.01)

(1) Revenues represent gross revenues from operations and does not include interest income or foreign exchange gain.

Balance Sheet	As at November 30
	2006	2005	2004
Total assets Canadian GAAP US GAAP	$3,307,454 $1,880,966	$1,205,674 $1,160,281	$859,218 $859,218
Mineral property interests Canadian GAAP US GAAP	$2,781,047 $1,299,468	$879,782 $834,389	nil nil
Liabilities Canadian GAAP US GAAP	$498,440 $498,440	$95,305 $95,305	$77,604 $77,604
Share capital Canadian GAAP US GAAP	$6,626,840 $6,626,840	$4,004,723 $4,004,723	$3,214,130 $3,214,130
Contributed surplus Canadian GAAP US GAAP	$924,607 $924,607	$387,854 $387,854	nil nil
Deficit Canadian GAAP US GAAP	($4,742,433) ($6,168,921)	($3,282,208) ($3,327,601)	($2,432,516) ($2,432,516)
Shareholders equity (deficiency) Canadian GAAP US GAAP	$2,809,014 $1,382,526	$1,110,369 $1,064,976	$781,614 $781,614
Number of outstanding common shares at end of period Number	24,701,130	14,190,898	10,093,898

We have never declared any cash or other dividends.

Exchange Rate

The exchange rate between the Canadian dollar and the U.S. dollar was CDN$1.11 per US$1.00 (or US$0.90 per CDN$1.00) as of April 30, 2007.

The average exchange rates for the financial years and interim periods listed above (based on the average exchange rate for each period using the average of the exchange rates on the last day of each month during the period) are as follows:

	Years ended November 30
	2006	2005	2004
Average exchange rate CDN$ per US$1.00	$1.14	$1.17	$1.19
Average exchange rate US$ per CDN$1.00	$0.88	$0.86	$0.84

The high and low exchange rates between the Canadian dollar and the U.S. dollar for the past six months are as follows:

Month	Exchange rate CDN$ per US$1.00
	High	Low
April 2007	$1.14	$1.13
March 2007	$1.18	$1.15
February 2007	$1.19	$1.16
January 2007	$1.18	$1.16
December 2006	$1.17	$1.14
November 2006	$1.15	$1.13
October 2006	$1.14	$1.12
September 2006	$1.13	$1.11

B.           Capitalization and Indebtedness

The following table sets forth our consolidated capitalization as of April 30, 2007:

Amount (Unaudited)
Indebtedness	$190,598
Accounts payable and accrued liabilities	-
Guaranteed	-
Unguaranteed	-

Amount (Unaudited)
Secured	-
Unsecured	-
Indirect or contingent indebtedness	-
Total indebtedness	$ 190,598
Shareholders’ equity
Common shares: unlimited common shares without par value authorized 28,312,187 shares issued and outstanding	$6,532,591
Contributed Surplus	$ 938,401
Deficit	($ 3,037,681)
Total shareholders’ equity	$ 4,433,311
Total capitalization	$ 4,623,909

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

Our securities are highly speculative and subject to a number of risks. You should not consider an investment in our securities unless you are capable of sustaining an economic loss of the entire investment.

The risks associated with our business include:

Our interest in the Empire Mine Project is dependant upon Trio Gold Corp.’s interest in the Empire Mine Project which is being challenged.

Our interest in the Empire Mine Project arises from an option agreement we entered into with Trio Gold Corp. (“Trio”). The interest that we may obtain from Trio is based on Trio’s right to acquire a 100% operating interest in the Empire Mine Property from Sultana Resources LLC (“Sultana”) pursuant to an agreement between Trio and Sultana dated March 17, 2004 (as amended June 30, 2004) (the “2004 Trio/Sultana Agreement”). In June 2006, Sultana served Trio with a notice claiming a breach of the 2004 Trio/Sultana Agreement and that Trio should therefore assign the Empire Mine Property back to Sultana. Trio has advised us that it believes that Sultana’s claim has no merit and that it will vigorously defend its right to the property. However, we do not believe Trio has significant cash reserves, and in the event Sultana’s claim is successful, we will lose our interest in the Empire Mine Project. We have paid CDN$250,000 and issued 700,000 shares to acquire our interest in the Empire Mine Project, and additionally, we are obliged to incur US$1,500,000 in exploration on the Empire Mine Project by August 31, 2007, all of which may be unrecoverable if Sultana’s claim is successful. In July 2006, Trio filed an answer and counterclaim to Sultana’s claim and to our knowledge the litigation is currently ongoing.

Because we may be unable to meet property payment obligations we may lose interests in our exploration properties.

We hold limited or contingent interests in certain of our mineral properties. The agreements pursuant to which we acquired our interests in some of our properties provide that we must make a series of cash payments over certain time periods, expend certain minimum amounts on the exploration of the properties or contribute our share of ongoing expenditures (for details of outstanding obligations, see Item 4A). In particular, we must pay CDN$150,000 to Wave Exploration Inc. on or before November 30, 2007, and we must incur US$1,500,000 in exploration expenditures on the Empire Mine Property by August 31, 2007. If we fail to make such payments or expenditures in a timely fashion, we may lose our interest in those properties.

We may lose the ability to continue exploration and, if warranted, development of the Vianey Mine Silver Project, the Musgrove Creek Gold Project and the Empire Mine Project in the event that we do not own valid title to our mining claims and leases.

As indicated above, we are the owner of concessions to the mineral properties that comprise the Vianey Mine Silver Project, and we have contingent interests in the Musgrove Creek Gold Project and the Empire Mine Project. Our interests in these Projects should not be construed as a guarantee that title to such interests will not be challenged or impugned. The rights associated with these Projects may be subject to prior unregistered agreements or transfers or native land claims, and title may also be affected by undetected defects. With respect to the Empire Mine Project, as set forth in the immediately preceding risk factor, Sultana Resources LLC has claimed an interest in the property. If we do not have valid title to our concessions in the Vianey Mine Project, or if we do not obtain and maintain title in our interests in the Musgrove Creek Gold Project and the Empire Mine Project, then we may lose the rights to explore and, if warranted, develop, these Projects.

Because our mineral properties do not contain any known body of economic mineralization, we may not discover commercially exploitable quantities of ore on our mineral properties that would enable us to enter into commercial production, achieve revenues and recover the money we spend on exploration.

The Vianey Mine Silver Project, Musgrove Creek Gold Project and Empire Mine Project are in the exploration stage as opposed to the development stage and have no known body of economic mineralization. The mineralization at these projects has not yet been determined to be economic ore, and may never be determined to be economic. In July 2006, we began an exploration program consisting of a core drill program and comprehensive metallurgic testing on the Empire Mine Project. In July 2006, we also commenced an exploration program on the Musgrove Creek Gold Project. In September 2006, we began exploration work on the Vianey Mine Project. We have not yet begun planned exploration programs with respect to the Musgrove Creek Gold Project. There is a substantial risk that these exploration activities will not result in discoveries of commercially recoverable quantities of ore. Any determination that our mineral properties contain commercially recoverable quantities of ore may not be reached until such time that final comprehensive feasibility studies have been concluded that establish that a potential mine is likely to be economic. There is a substantial risk that any preliminary or final feasibility studies we carry out will not result in a positive determination that the Vianey Mine Silver Project, the Musgrove Creek Gold Project or the Empire Mine Project can be commercially developed.

Our exploration activities on our mineral properties may not be commercially successful, which could lead us to abandon our plans to develop the property and our investments in exploration.

Our long-term success depends on our ability to establish commercially recoverable quantities of ore at the Vianey Mine Silver Project, the Musgrove Creek Gold Project or the Empire Mine Project that can then be developed into commercially viable mining operations. Mineral exploration is highly speculative in nature, involves many risks and is frequently non-productive. These risks include unusual or unexpected geologic formations and the inability to obtain suitable or adequate machinery, equipment or labour.

Substantial expenditures are required to establish proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. We may invest significant capital and resources in exploration activities and abandon such investments if we are unable to identify commercially exploitable mineral reserves. The decision to abandon a project may reduce the trading price of our common shares and impair our ability to raise future financing. We cannot provide any assurance to investors that we will discover or acquire any mineralized material in sufficient quantities on any of our properties to justify commercial operations. Further, we will not be able to recover the funds that we spend on exploration if we are not able to establish commercially recoverable quantities of ore on the Vianey Mine Silver Project, the Musgrove Creek Gold Project or the Empire Mine Project.

The Mineral Resource estimates we presented for Musgrove Creek Gold Project are estimates only and there is no assurance that these resources represent economically recoverable mineralization.

We have included Mineral Resource estimates with respect to the Musgrove Creek Gold Project, made in accordance with Canadian National Instrument 43-101. These resources estimates are classified as “inferred resources.” We advise investors that while this term is recognized and required by Canadian securities regulations, the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits classified as “inferred resources” will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

All amounts of mineral resources are estimates only, and we cannot be certain that any specified level of recovery of metals from the mineralized material will in fact be realized or that any other identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Mineralized material, which is not mineral reserves, does not have demonstrated economic viability. Any material change in the quantity of mineralization, grade or stripping ratio, or metal prices may affect the economic viability of our properties.

We must continue to maintain the concessions that comprise the Vianey Mine Project in good standing in order to maintain our rights to continue exploration and, if warranted, the development of the Vianey Mine Project.

The Vianey Mine Project is comprised of concessions that have been granted under Mexican mining law. We must pay annual fees based on the area covered by the concessions. Our failure to maintain the concessions that comprise the Vianey Mine Project in good standing could cause us to lose our interest in these mineral properties, with the result that we would lose our rights to continue exploration and, as a result, the development of the Vianey Mine Project.

We require further permits in order to conduct our current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that we have obtained, would adversely affect our business.

Our current and anticipated future operations, including further exploration, development activities and commencement of production on our mineral properties, require permits from various governmental authorities.

We cannot assure you that all permits that we require for our operations, including any construction of mining facilities or conduct of mining, will be obtainable or renewable on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the expiry, revocation or failure by us to comply with the terms of any such permits that we have obtained, would adversely affect our business.

A permit application for our 2007 Plan of Operations was submitted to the US Department of Agriculture, US Forest Service in August 2006 and subsequently approved in April 2007 on the Musgrove Creek Gold Project. See Item 4, Section B. “Mineral Licenses and Government Regulations – Musgrove Creek Gold Project”.

We may require future drilling permits on the Vianey Mine Silver Project in late 2007 or early 2008, however, we are lawfully permitted to continue our current exploration activities on the property in accordance with our 2007 plan of operations. See Item 4, Section B. “Mineral Licenses and Government Regulations - Vianey Mine Silver Project”.

At this time, our drilling program for the Empire Mine Project is with respect to the patented claims only. Patented claims are fee simple property, or private property, wherein the owner owns both the surface and mineral rights. Thus, our only regulatory requirement with respect to our drilling program is to send a letter and map to the Idaho Department of Lands indicating where drilling and road construction will be taking place. In addition, we maintain a permit for use of water from a creek in the project area for drilling purposes.

We have, however, commenced a permitting application with the US Forest Service in April 2007 for a mine permit, as we will require a permit in the event that we build a mine and start production on the Empire Mine Project in the future. The US Forest Service has advised that it can take anywhere from 18 months up to 5 years to receive a mine permit once the application process has commenced. See Item 4, Section B. “Mineral Licenses and Government Regulations – Empire Mine Project”.

We will require significant additional financing in order to continue our exploration activities and our assessment of the commercial viability of the Vianey Mine Silver Project, the Musgrove Creek Gold Project and the Empire Mine Project.

We will need to raise additional financing to complete further feasibility studies for the Vianey Mine Silver Project, the Musgrove Creek Gold Project and the Empire Mine Project. Furthermore, if the costs of our planned exploration programs are greater than anticipated, we may have to seek additional funds through public and private share offerings, arrangements with corporate partners or debt financing. There can be no assurance that we will be successful in our efforts to raise these require funds, or on terms satisfactory to us. The continued exploration of the Vianey Mine Silver Project, the Musgrove Creek Gold Project and the Empire Mine Project and the development of our business will depend upon our ability to establish the commercial viability of these Projects and to ultimately develop our cash flow from operations and reach profitable operations.

We are currently in the exploration stage, have no revenue from operations and are experiencing significant negative cash flow. Accordingly, the only sources of funds presently available to us are through the sale of equity and debt capital. Alternatively, we may finance our business by offering an interest in our mineral properties to be earned by another party or parties carrying out further exploration and development thereof (such as the option agreement we entered into with Wits Basin Precious Minerals, Inc. with respect to the Vianey Mine Silver Project, as described in the first risk factor above) or to obtain project or operating financing from financial institutions, neither of which is presently intended. If we are unable to obtain this additional financing, we will not be able to continue our exploration activities and our assessment of the commercial viability of the Projects. Further, if we are able to establish that development of any of the Projects is commercially viable, our inability to raise additional financing at this stage would result in our inability to place that Project into production and recover our investment.

Prices for gold, silver, zinc, copper and lead are volatile. In the event they decline, we may not be able to raise the additional financing required to fund our exploration activities for the Vianey Mine Silver Project, the Musgrove Creek Gold Project and the Empire Mine Project.

Our ability to raise financing to fund our exploration activities and, if warranted, development of the Vianey Silver Mine Project, the Musgrove Creek Gold Project and the Empire Mine Project will be significantly affected by changes in the market price of the metals for which we mine or explore. The prices of gold, silver, zinc, copper and lead are volatile, and are affected by numerous factors beyond our control. Factors influencing such volatility include the following:

  global or regional consumption patterns;

  the supply of, and demand for, these metals;

  speculative activities;

  the availability and costs of metal substitutes;

  expectations for inflation; and

  political and economic conditions, including interest rates and currency values.

In addition, the level of interest rates, the rate of inflation, the world supply of gold, silver, zinc, copper and lead and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. The prices of gold, silver, zinc, copper and lead have fluctuated in recent years, and future significant price declines could cause investors to be unprepared to finance exploration of gold, silver, zinc, copper and lead, with the result that we may not have sufficient financing with which to fund our exploration activities. In this event, we may not be able to carry out planned exploration activities and, if warranted, development of the Vianey Silver Mine Project, the Musgrove Creek Gold Project and the Empire Mine Project with the result that we may not be able to continue our plan of operations.

Political instability and uncertainty in Mexico could increase our cost of carrying out our plan of operations, delay our exploration and, if warranted, development activities and make it more difficult for us to obtain additional financing with respect to the Vianey Mine Silver Project.

The Vianey Mine Silver Project is located in Guerrero State, Mexico. Operating in a foreign country, particularly Mexico, usually involves great uncertainties relating to political and economic matters. Significantly, a presidential election was held in Mexico in July 2006. The outcome of this election results of the election were quite close, and the losing candidate has contested the results. A number of protests have occurred in Mexico as a result of these contested results. Continued protests or challenges to the election results may result in political and economic uncertainty which may cause us to delay our plan of operations or which may decrease the willingness of investors to provide financing to us.

Changes in government legislation in Mexico could affect our exploration of the Vianey Mine Silver Project and could preclude us from continuing to explore and, if warranted, to develop this Project.

In connection with the Vianey Mine Silver Project, we are required to carry out our exploration activities and, if warranted, any development activities in accordance with Mexican federal and state legislation and regulations. We intend to conduct our exploration activities on the Vianey Silver Mine Project in compliance with current applicable mining permit and exploration requirements. Changes in government legislation, including changes in environmental regulations or land claims, or the adoption of new legislation governing mining operations, ownership of mineral properties or environmental protection could increase our costs of conducting our exploration activities and, if warranted, development of this Project or could preclude us from proceeding with our exploration activities and, if warranted, development activities.

The adoption of stricter environmental legislation governing the Vianey Silver Mine Project, the Musgrove Creek Gold Project or the Empire Mine Project could increase our costs of exploring and, if warranted, developing these Projects and could delay these activities.

We must comply with applicable environmental legislation in carrying out our exploration and, if warranted, development of the Vianey Silver Mine Project, the Musgrove Creek Gold Project and the Empire Mine Project.

Environmental legislation in both Mexico and the United States is evolving in a manner that may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase our costs of carrying out our exploration and, if warranted, development of these Projects. Further, compliance with stricter environmental legislation may result in delays to our exploration and, if warranted, development activities.

The presence of unknown environmental hazards on our mineral properties may result in significant unanticipated compliance and reclamation costs that may increase our costs of exploring and, if warranted, developing the Vianey Silver Mine Project, the Musgrove Creek Gold Project or the Empire Mine Project.

Environmental hazards may exist on the properties in which we hold interests which are unknown to us at present and which have been caused by previous or existing owners or operators of the properties. The presence of such environmental hazards may result in us being required to comply with environmental reclamation, closure and other requirements that may involve significant costs and other liabilities. In particular, our operations and exploration activities are subject to Mexican laws and regulations (with respect to the Vianey Silver Mine Project) and U.S. laws and regulations (with respect to the Musgrove Creek Gold Project and the Empire Mine Project) governing protection of the environment. These laws are continually changing and, in general, are becoming more restrictive.

We may not be able to successfully establish mining operations.

We have not yet established mining operations on any of the properties in which we hold an interest. The development of our properties and the future development of any other properties found to be economically feasible and approved by the board will require the construction and operation of mines, processing plants and related infrastructure. As a result, we are and will be subject to all of the risks associated with establishing new mining operations including:

  the timing and cost, which can be considerable, of the construction of mining and processing facilities;

  the availability and cost of skilled labour and mining equipment;

  the availability and cost of appropriate smelting and refining arrangements;

  the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits;

  the availability of funds to finance construction and development activities;

  potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and

  potential increases in construction and operating costs due to changes in the cost of fuel, power materials and supplies.

The costs, timing and complexities of mine construction and development may be greater than we anticipate, particularly to the extent that such property interests are not located in developed areas and as a result may not be served by appropriate road access, water and power supply, and other support infrastructure. Also, cost estimates may increase as more detailed engineering work is completed on a project. It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, we cannot assure you that our activities will result in profitable mining operations.

Because we conduct our Mexican mineral exploration activities through a foreign subsidiary, any limitation imposed by any government or legislation on the transfer of assets and cash between us and our subsidiary could restrict our ability to fund our operations efficiently.

We conduct our operations with respect to the Vianey Mine Project through our Mexican subsidiary, Minerales Jazz S.A. de C.V. Accordingly, any limitation on the transfer of cash or other assets between us, as the parent company, and Minerales Jazz could restrict our ability to fund our operations efficiently. Any such limitations, or the perception that such limitations may exist in the future, could have an adverse impact upon our valuation and stock price. There are currently no known economic or legal restrictions on the ability of our foreign subsidiary to transfer funds to the Company that would have an adverse impact upon our valuation and stock price.

We compete with larger, better capitalized competitors in the mining industry.

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over us. We face strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than we have. As a result of this competition, we may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms we consider acceptable or at all.

If we were to lose the services of Jatinder Bal or other members of our management team, we may be delayed in our plan of operations for the Vianey Silver Mine Project, the Musgrove Creek Gold Project and the Empire Mine Project and our operating expenses may be increased.

Our success is dependent upon the performance of key personnel working in management, supervisory and administrative capacities, or as consultants. These personnel include Jatinder Bal, who is our President and Chief Executive Officer. We do not maintain life insurance or key man insurance for such personnel. The loss of the services of senior management or key personnel may result in Journey being required to identify and engage qualified management personnel who are capable of managing our business activities. We may be delayed in the implementation of our plan of operations and our operating expenses may be increased if we were to lose the services of senior management or key personnel.

If we lose the services of the independent contractors that we engage to undertake our exploration, then our plan of operations may be delayed or be more expensive to undertake than anticipated.

Our success depends to a significant extent on the performance and continued service of certain independent contractors. We have contracted the services of professional drillers and other contractors for exploration, environmental, construction and engineering services. Poor performance by such contractors or the loss of such services could result in our planned exploration activities being delayed or being more expensive to undertake than anticipated.

Some of our officers and directors do not have technical training or experience in exploring for mineral resources and may not be aware of certain of the technical requirements related to working within the industry, which could adversely affect our plan of operations.

Some of our directors and officers do not have experience exploring for mineral resources. In particular our CEO, Jatinder Bal, has limited prior mining experience. As a result, our directors and officers may not be fully aware of many of the specific requirements related to working within the industry. Their decisions and choices would typically take into account standard engineering or managerial approaches mineral exploration companies commonly use in carrying out their plan of operations. However, our exploration activities, earnings and ultimate financial success could suffer irreparable harm due to certain of management’s decisions. As a result, we may have to suspend or cease exploration activities which would likely result in the loss of your investment.

Management May Be Subject To Conflicts of Interest Due to Affiliation With Other Resource Companies.

Other than our CEO, Jatinder Bal, who devotes approximately 90% of his time to the Company, each of our executive officers and directors serves only on a part time basis. As most of our directors and officers serve as officers and or directors of other resource exploration companies, which are themselves engaged in the search for additional opportunities, situations may arise where these directors and officers are presented with or identify resource exploration opportunities and may be, or perceived to be in competition with us for exploration opportunities. Such potential conflicts, if any arise, will be dealt with in accordance with the relevant provisions of applicable corporate and common law. Our directors and officers expect that participation in exploration prospects offered to the directors will be allocated between the various companies that they serve on the basis of prudent business judgement and the relative financial abilities and needs of the companies to participate. In addition, many of our officers and directors have a financial interest in other resource issuers to which they serve as management, and hence may never be financially disinterested in the outcomes of these potential conflict of interest situations. This situation may require that shareholders favourably consider ratification of directors’ decisions where financial conflicts arise resulting in uncertainty with respect to completion of such matters.

Our consolidated financial statements have been prepared assuming we will continue on a going concern basis, but there can be no assurance that we will continue as a going concern.

Our consolidated financial statements have been prepared on the basis that we will continue as a going concern. At August 31, 2006, we had working capital of approximately CDN$365,817, which is not sufficient to meet our planned business objectives. We will need to generate additional financial resources in order to meet our planned business objectives. There can be no assurances that we will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If we are unable to obtain adequate additional financing, we will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that our assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

We follow Canadian disclosure practices concerning our mineral reserves and resources which allow for more disclosure than is permitted for U.S. reporting companies.

Our resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as we generally report resources in accordance with Canadian practices. These practices are different from the practices used to report resource estimates in reports and other materials filed with the SEC in that the Canadian practice is to report measured, indicated and inferred resources. In the United States, mineralization may not be classified as a ‘‘reserve’’ unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, ‘‘inferred resources’’ have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of ‘‘contained ounces’’ is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report ‘‘resources’’ as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this prospectus, or in the documents incorporated herein by reference, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

We are subject to many risks that are not insurable and, as a result, we will not be able to recover losses through insurance should such risks occur.

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. We may become subject to liability for pollution, cave-ins or hazards against which we cannot insure or against which we may elect not to insure. The payment of such liabilities would result in an increase in our operating expenses which would, in turn, have a material adverse effect on our financial position and results of operations. Although we maintain liability insurance in an amount which we consider adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or we might not elect to insure ourselves against such liabilities due to high premium costs or other reasons, in which event we could incur significant liabilities and costs that could materially increase our operating expenses.

Fluctuations in foreign currency exchange rates may increase our operating expenditures.

We raise our equity in Canadian dollars and maintain our financial reporting in Canadian dollars. We hold, from time to time, significant funds on deposit denominated in Canadian dollars and in Mexican pesos. Our exploration expenditures are generally denominated in United States dollars or Mexican pesos. As a result, our expenditures are subject to foreign currency fluctuations. Foreign currency fluctuations may materially and adversely increase our operating expenditures and reduce the amount of exploration activities that we are able to complete with our current capital. We do not engage in any hedging or other transactions to protect ourselves against such currency fluctuations.

Because we have no history of earnings with respect to our mineral exploration business and no foreseeable earnings, we may never achieve profitability or pay dividends.

We have a history of losses and there can be no assurance that we will ever be profitable. We have paid no dividends on our shares since incorporation. We presently have no ability to generate earnings because our mineral properties are in the exploration stage. If we are successful in developing the Vianey Mine Silver Project, the Musgrove Creek Gold Project or the Empire Mine Project, we anticipate that we will retain future earnings and other cash resources for the future operation and development of our business. We do not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of our board of directors, which will take into account many factors including our operating results, financial condition and anticipated cash needs. For these reasons, we may never achieve profitability or pay dividends.

We do not have a history of paying dividends and do not have any intention of paying dividends in the foreseeable future.

Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is likely investors will not receive any return on their investment in our securities other than possible capital gains.

Because there is no established market for our securities in the United States, U.S. investors may not be able to sell our common shares within the United States.

There is no established market in the United States for our securities. Accordingly, investors may have to rely on Canadian equity markets to trade in our securities. Such markets might not have the liquidity found in markets in the United States, resulting in investors being unable to dispose of our securities.

U.S. investors who obtain judgments against us or our officers or directors for breaches of U.S. securities laws may have difficulty in enforcing such judgments against us and our officers and directors.

We are incorporated under the laws of a province of Canada and a majority of our directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon us or upon those directors or officers who are not residents of the United States, or to enforce, inside or outside of the United States, any judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities may not be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained is determined by the Canadian court not to have had jurisdiction in the matter. Furthermore, an original action might not be able to be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

If our directors cause us to enter into transactions in which our officers and/or directors have an interest, we may enter into transactions that are on less favourable terms than would be negotiated with an arms length party.

Our directors and officers may, from time to time, serve as directors of other similar companies involved in natural resource development. Accordingly, it may occur that properties will be offered to both us and such other companies. Furthermore, those other companies may participate in the same properties as those in which we have an interest. As a result there may be situations that involve a conflict of interest. In that event, the directors would not be entitled to vote at meetings of directors which evoke any such conflict. The directors will attempt to avoid dealing with such other companies in situations where conflicts might arise and will at all times use their best efforts to act in the best interests of Journey. If our directors cause us to enter into transactions in which our officers and/or directors have an interest, we may enter into transactions that are on less favourable terms than would be negotiated with an arms length party. Other than prohibiting our directors and officers from voting on a matter which may involve a conflict of interest, we do not have a specific formal policy in place to address conflicts or the allocations of corporate opportunities.

Our failure to maintain effective internal controls could result in us not being able to produce reliable financial statements.

We are in the process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our Independent Auditors addressing these assessments. During the course of our testing we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our stock could drop significantly.

Because we may be considered a passive foreign investment company under U.S. tax laws, U.S. investors in our common shares may be required to include as ordinary income each year the excess of the fair market value of the common shares over the investor’s tax basis in such shares.

Potential investors who are U.S. taxpayers should be aware that we may be considered a passive foreign investment company (“PFIC”) under United States tax laws. If we are a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to our shares. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis his or her share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s tax basis therein. U.S. taxpayers are advised to seek the counsel of their professional tax advisors.

The exercise of outstanding options and warrants redeemable for our common shares will result in our issuance of additional common shares and the unrestricted resale of these additional common shares may have a depressing effect on the current trading price of our common shares.

At April 30, 2007, there were approximately 5,923,662 warrants and 2,433,373 options outstanding, redeemable for an aggregate of 8,357,035 of our common shares. The exercise of these outstanding warrants and options will result in our issuance of additional common shares and the unrestricted resale of these additional common shares may have a depressing effect on the current trading price of our common shares.

Broker-dealers may be discouraged from effecting transactions in our common shares because they are considered a penny stock and are subject to the SEC’s penny stock rules.

The SEC has adopted rules (the “Penny Stock Rules”) that regulate broker-dealer practices in connection with transactions in “penny” stocks. Penny stocks are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current prices and volume information with respect to transactions in such securities is provided by the exchange or system).

The Penny Stock Rules require a broker-dealer, prior to effecting a transaction in a penny stock not otherwise exempt from such rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. In particular the statement must contain:

(a)	a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;

(b)

a description of the broker-dealer’s duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of securities laws;

(c)	a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price;

(d)	a toll-free telephone number for inquiries on disciplinary actions;

(e)	the definitions of significant terms in the disclosure document or in the conduct of trading in penny stocks; and

(f)	such other information and be in such form, including language, type, size and format, as the Commission shall require by rule or regulation.

The broker-dealer must obtain from the customer a written acknowledgement of receipt of the standardized disclosure document.

The broker-dealer also must provide the customer with:

(a)	the inside bid and offer quotations for the penny stock, or other bid and offer price information for the penny stock if inside bid and offer quotations are not available;

(b)	the compensation of the broker-dealer and its salespersons in the transaction;

(c)	the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and

(d)	a monthly account statements showing the market value of each penny stock held in the customer’s account.

In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. At the present market prices our common shares will (and in the foreseeable future are expected to continue to) fall within the definition of a penny stock. Accordingly, United States broker-dealers trading in our shares will be subject to the Penny Stock Rules. Rather than complying with those rules, some broker-dealers may refuse to attempt to sell penny stock. As a result, shareholders and their broker-dealers in the United States may find it more difficult to sell their shares of Journey, if a market for the shares should develop in the United States.

ITEM 4           INFORMATION ON THE COMPANY

A.           History and Development of the Company

Our legal and commercial name is Journey Resources Corp. We are a mineral resource exploration company trading on the TSX Venture Exchange (Symbol: JNY) and on the Third Market Segment of the Frankfurt Stock Exchange (Symbol: JL4). Our principal office is located at Suite 1208, 808 Nelson Street, Vancouver, British Columbia, V6Z 2H2, Canada. Our telephone number is (604) 633-2442.

We were incorporated on March 29, 2000 pursuant to the Company Act of the Province of British Columbia, Canada, under the name Access West Capital Corp. We were listed on the TSX Venture Exchange on September 26, 2000. On June 12, 2002, we changed our name from Access West Capital Corp. to Journey Unlimited Omni Brand Corporation, and on June 14, 2002 we acquired Journey Unlimited Equipment Inc. via a reverse takeover. Journey Unlimited Equipment Inc. had been incorporated pursuant to the Company Act of the Province of British Columbia, Canada, on April 21, 1999. As a result of the reverse takeover of Journey Unlimited Equipment Inc., we became a development-stage company engaged in the business of developing and distributing lifestyle and leisure products. Until November 30, 2003, we developed and sold innovative backpacks and carry bags in North America and selected international markets. This venture was not successful, and we began examining other opportunities in the retail products industry as well as opportunities in the mining and oil and gas industries.

Since April 2005, we have been in the business of acquisition and exploration of mineral properties. On November 4, 2005, we changed our name from Journey Unlimited Omni Brand Corporation to our current name, Journey Resources Corp. We were listed on the Frankfurt Stock Exchange on November 28, 2006. We are currently exploring three exploration-stage projects: the Vianey Mine Silver Project, the Musgrove Creek Gold Project and the Empire Mine Project, as described below. The information contained in this Registration Statement is current as at April 30, 2007, other than where a different date is specified.

Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project and Empire Mine Project

Vianey Mine Silver Project

The Vianey Silver Mine Project consists of concessions covering 5,022 hectares in Guerrero State, Mexico. We acquired a 99% interest in concessions covering 44 hectares in a reverse takeover pursuant to a share purchase agreement dated April 11, 2005 with Murcielago Capital, S.A. and Minerales Jazz S.A. de C.V. (“Minerales Jazz”). Under the share purchase agreement, we acquired 99% of the shares of Minerales Jazz, a private Mexican company whose only material asset was these concessions, in exchange for a payment to Murcielago of CDN$150,000 in cash and the issuance to Murcielago of 900,000 of our common shares. In addition, under the share purchase agreement, we are required to issue 500,000 of our common shares to Murcielago following our completion of certain exploratory work as well as an additional 800,000 of our common shares following the earlier of completion of an economically viable prefeasibility study and the commencement of commercial production. We entered into an option agreement to acquire the remaining 1% of Minerales Jazz’s shares for nominal consideration on April 11, 2005 with two individuals who owned these remaining shares. We exercised our right to acquire these shares on September 11, 2006. In August 2005, we acquired additional exploration concessions to the east of the 44-hectare site by staking such concessions.

As a result, our concessions cover 5,022 hectares. For a description of the Vianey Mine Silver Project, see Section D. – “Property, Plants and Equipment – The Vianey Mine Silver Project.”

Pursuant to an option agreement that we entered into with Wits Basin Precious Minerals, Inc. (“Wits Basin”) on June 28, 2006, we granted Wits Basin the option to acquire up to a 50% interest in our Vianey Mine Silver Project concessions in consideration of Wits Basin issuing 500,000 shares to us, incurring exploration expenses on the property of US$500,000 by December 31, 2006, issuing an additional 500,000 shares to us by January 15, 2007 (which were issued and received on January 09, 2007), and incurring additional exploration expenses of US$500,000 by September 30, 2007. To date Wits Basin has earned a 25% interest in and to the Vianey Property, and we were deemed to have formed a joint venture with Wits in December 2006.

We entered into a formal joint venture agreement with Wits Basin on December 18, 2006. Pursuant to the joint venture agreement we will act as operator of the joint venture and Wits Basin will maintain its option to earn an additional 25% interest in and to the Vianey Mine Project by fulfilling certain expenditure requirements, including expending an additional aggregate amount of $500,000 towards the joint venture on or before September 30, 2007.

Musgrove Creek Gold Project

The Musgrove Creek Property consists of 77 contiguous, unpatented mining claims located in the Cobalt Mining District of Lemhi County, close to Salmon, Idaho. Pursuant to a mineral claim option agreement dated November 30, 2005 that we entered into with Wave Exploration Corp. (“Wave”) and its wholly-owned subsidiary, Wave Mining Inc., we will have a 100% interest in 47 claims that they hold an interest in upon satisfaction of the following conditions: (i) we issue 300,000 shares and make a cash payment of CDN$75,000 to Wave (which we did on January 5, 2006) and (ii) we make further cash payments of CDN$100,000 (which we did on November 30, 2006) and CDN$150,000 to Wave on or before November 30, 2007, respectively. Our current intention is to make this payment so as to complete the exercise of our option.

Under the terms of the mineral claim option agreement, we also assumed the obligations of Wave under an underlying lease agreement dated June 12, 2003. The underlying lease has a 10 year term and can be renewed for two successive terms of 10 years provided that the conditions of the lease are met. The Company is required to pay annual lease payments to the underlying lessor which progressively increase from US$25,000 due on the third anniversary (June 12, 2006) of the lease to a maximum of US$50,000 per year for the duration of the lease. These claims are subject to an underlying 2% production royalty and a lump sum payment of $1,000,000 upon completion of a feasibility study. In addition, the Company is required to incur minimum annual exploration expenditures of $100,000 on the property during the term of the lease. During the year ended November 30, 2006, the Company paid US$25,000 (2005 – $Nil) to the underlying lessor.

We estimate that the cost of the 2007 exploration program will be $596,200. For a breakdown of estimated exploration costs for 2007 on the Musgrove Creek Gold Project, please see table in Section B. – “Business Overview - Our Business Strategy and Principal Activities – The Musgrove Creek Gold Project.”

In April 2006, we staked and recorded an additional 30 claims to the northwest of these 47 claims. As a result, the Musgrove Creek Gold Project consists of a total of 77 claims. For a description of the Musgrove Creek Gold Project, see Section D. – “Property, Plants and Equipment – The Musgrove Creek Gold Project.”

Empire Mine Project

The Empire Mine Project consists of 26 patented mining claims, six millsite claims and 21 unpatented mining claims located in the Alder Creek Mining District in Custer County, Idaho. Pursuant to a May 31, 2006 option agreement that we entered into with Trio Gold Corp., we have the option to acquire a 50% interest in these mining claims from Trio. Under the terms of this option agreement, we will be deemed to have earned a 50% interest in and to the claims, and a joint venture between us and Trio will have been formed, upon the satisfaction of the following conditions: (i) our cash payment of a US$50,000 non-refundable deposit as well as CDN$200,000 and issuance of 700,000 shares to

Trio at a deemed price of CDN$0.30 per share (which we completed in June 2006) and (ii) our expenditure of US$1,500,000 for exploration on the property by August 31, 2007. Our current intention is to make these expenditures so as to complete the exercise of our option.

The Empire Mine property is subject to an underlying agreement between Trio and Sultana Resources LLC dated March 17, 2004 (as amended June 30, 2004) (the “2004 Trio/Sultana Agreement”), as well as underlying agreements between Sultana and two underlying owners, Honolulu Copper Corp. and Mackay LLC. Pursuant to the 2004 Trio/Sultana Agreement, Trio has the right to acquire a 100% operating interest in the Empire Mine Project from Sultana, provided that, among other things, Trio completed an acceptable bankable feasibility study by December 31, 2005. In June 2006 Sultana served Trio with a notice claiming breach of the 2004 Trio/Sultana Agreement. Sultana claims that Trio failed to complete a bankable feasibility study by December 31, 2005 and therefore, should assign the Empire Mine Property back to Sultana. Trio has advised us that it believes that Sultana’s claim has no merit and that it will vigorously defend its right to the property. In July 2006, Trio filed an answer and counterclaim to Sultana’s claim and to our knowledge the litigation is currently ongoing. There can be no assurance, however, that this claim will not impact on Trio’s (and thus, our) interest in the Empire Mine Property. For a description of the Empire Mine Project, see Section D. – “Property, Plants and Equipment – The Empire Mine Project.”

Capital Expenditures and Divestitures

Our actual and planned principal capital expenditures since the beginning of our last three fiscal years (starting on December 1, 2002) have been with respect to our acquisitions of interests in the Vianey Silver Mine Project, the Musgrove Creek Gold Project and the Empire Mine Project as described above.

The capital expenditures made during the last three fiscal years to date were as follows:

	Nov. 30, 2006 to April 30, 2007	2006	2005	2004
Purchase of Equipment	3,473	8,282	1,260	-
Mineral Properties Acquisition Costs	172,409	393,120	210,035	-
Acquisition of Subsidiary, Net of Cash Acquired	175,882	10	229,488	-
Total	351,1764	401,412	440,783	-

Takeover Offers

We are not aware of any indication of any public takeover offers by third parties in respect of our common shares during our last and current financial years.

As described above, in April 2005, we entered into a share purchase agreement under which we acquired 99% of the common shares of Minerales Jazz S.A. de C.V. from Murcielago Capital S.A. At that time, we also entered into an option agreement to acquire the remaining 1% of Minerales Jazz’s common shares from two individuals for nominal consideration. We exercised this option on September 11, 2006. For a description of the terms of this transaction, see the description above under “Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project and Empire Mine Project—Vianey Silver Mine Project.”

B.           Business Overview

Our Business Strategy and Principal Activities

We are a mineral resource exploration company focused on the exploration of three exploration-stage projects: the Vianey Mine Silver Project, the Musgrove Creek Gold Project and the Empire Mine Project.

Vianey Mine Silver Project

Since obtaining our interest in concessions covering 44 hectares of this site in April 2005, we staked additional concessions in August 2005, bringing the area covered by our concessions to a total of 5,022 hectares. We are essentially following the recommended exploration program as set forth in the National Instrument 43-101-compliant 2005 Vianey Technical Report (as described below in Section D. – “Property, Plants and Equipment—The Vianey Mine Silver Project.” The exploration recommendations of the 2005 Vianey Technical Report include:

  detailed mapping and sampling of underground exposures; and

  drilling a number of drill holes with the goal of increasing our potential resource base, better defining mineral potential and prospecting for new zones of mineralization.

We began this work in August 2006 and completed the work in January 2007. Based on the results of this work, we have determined what our next course of action will be with respect to the Vianey Mine Silver Project. Our plan of operations for the Vianey Mine Project for the remainder of 2007 include:

  the acquisition of all available project data, including underground geological mapping, underground channel samples, underground survey and drill data, and a digitized 1:50,000 scale geological map of the Vianey property;

  underground drilling and sampling;

  five tonne bulk sample for metallurgical test work;

  investigation of the nature of the mineralization in the area; and

  staking additional claims.

We spent approximately US$500,000 towards the Vianey Mine Silver Project as of November 30, 2006, and we have budgeted US$500,000 towards this project for the first ten months of our 2007 fiscal year (December 1, 2006 to September 30, 2007). From December 1, 2006 to April 30, 2007, we have spent $260,000 towards the Vianey Project. The cost estimate of US$461,780 as set forth in the 2005 Vianey Technical Report was low due to the increased cost of drilling and the exclusion of costs relating to the necessary acquisition and analyses of historical data.

We may require future drilling permits on the Vianey Mine Silver Project in late 2007 or early 2008, however, we are lawfully permitted to continue our current exploration activities on the property in accordance with our 2007 plan of operations.

Musgrove Creek Gold Project

Since we first obtained our option to obtain a 50% interest in the Musgrove Creek Gold Project in November 2005, we staked and recorded an additional 30 claims in April 2006. In addition, we engaged David K. Makepeace, P. Eng., and Michael A. McClave, L.P. Geo., to prepare a National Instrument 43-101 technical report (the “Musgrove Creek Technical Report”), which was completed on May 15, 2006. Neither Mr. Makepeace nor Mr. McClave have any relationship with us other than their engagement by us to prepare the Musgrove Creek Technical Report and Mr. McClave’s ongoing involvement as a qualified person on the project. We intend to follow the recommended exploration program as set forth in the Musgrove Creek Technical Report, which includes geological mapping and soil sampling of the prospective mineralized zone, trenching, reverse circulation drilling and diamond drilling. In connection with that, we submitted a 2006 “Plan of Operations for Mining Activities on National Forest System Lands” with the USDA Forest Service for review in February 2006. We also submitted a 2007 “Plan of Operations” in August 2006, which was subsequently approved in April 2007.

We began this planned work in June 2006 and completed it in November 2006. We spent approximately CDN$500,000 towards this project as of November 30, 2006. Based on the results of this work, we have determined that operations in 2007 will include re-opening 4,700 feet of additional drill roads, the construction of 9 new drill pads and the drilling of 9 holes, 7,500 feet in total length. The drill holes will be angled and drilled due west at inclinations of 50 degrees, spaced roughly 200 feet apart. They will all test the main portion of the Ostrander Creek gold-in-soil anomaly delineated in 2004. In addition, we are preparing for a feasibility phase by upgrading the resource calculation, initiating environmental baseline studies and producing a detailed topographic map of the area.

The estimated cost of the 2007 exploration program, is $596,200. The table below provides a breakdown of the steps of the exploration program and the estimated cost of each step:

Site prep, trenching & reopening 4,700 feet of additional drill roads	$ 39,000
Diamond (core) drilling 7,500 feet total	400,000
Analytical cost	15,000
Supervision	15,000
Room & Board	8,000
Vehicle expenses	10,000
Bonding	20,000
Reclamation	12,000
Supplies	8,000
Report	15,000
Contingency	54,200
Total for the 2007 Exploration Year	$596,200

The estimated starting date for the project in 2007 will be in May, 2007 as soon as weather and road conditions permit. The project will end for the year in September, with October being utilized for reclamation work.

The 2007 drill program is designed to add to the inferred resource in our 43-101 calculation, and will provide additional tonnage going into our feasibility phase.

Empire Mine Project

Since we obtained our option to acquire a 50% interest in the Empire Mine Project on May 31, 2006, we have commenced an exploration program consisting of a core drilling program and comprehensive metallurgic testing. We have budgeted CDN$1,500,000 towards this project through August 31, 2007. We have retained Anderson & Associates of Carson City, Nevada to prepare a feasibility study and Tech Base International Ltd. of Denver, Colorado to prepare resource calculations. Our plan of operations and estimated cost for the remainder of the 2007 exploration program is as follows:

Site prep, trenching &	$ 80,000
RC drilling 9,000 feet total	450,000
Analytical cost	60,000
Supervision	45,000

Room & Board	15,000
Vehicle expenses	15,000
Bonding	20,000
Reclamation	12,000
Supplies	10,000
Report & Permitting	127,000
Contingency	83,400
Total for the 2007 exploration year	$917,400

Employees

We have five independent contractors that work in our head office in Vancouver, British Columbia, performing administrative, legal, property management and management services. We do not have any current plans to make additional hires at this time, but we may make hires from time to time on an as-needed basis.

Services Provided by Third Parties

We have retained Anderson & Associates of Carson City, Nevada to prepare a feasibility study and Tech Base International Ltd. of Denver, Colorado to prepare resource calculations with respect to the Empire Mine Project.

Competition

We compete with other mineral resource exploration companies for financing, for the acquisition of new mineral properties and for the recruitment and retention of qualified employees and other personnel. For example, Teck Cominco Limited and other companies that control large concessions in the area near the Vianey Silver Mine Project are undergoing intense mineral exploration in the area.

Many of the mineral resource exploration and development companies with which we compete, including Teck Cominco, have greater financial and technical resources. Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties. In addition, they may be able to afford more geological expertise in the targeting and exploration of mineral properties. This competition could result in competitors having mineral properties of greater quality and interest to prospective investors who may finance additional exploration and development. This competition could have an adverse impact on our ability to finance further exploration and to achieve the financing necessary for us to develop our mineral properties.

Mineral Licenses and Government Regulations

Vianey Mine Silver Project

Our ability to pursue our exploration plans at the Vianey Silver Mine Project are dependent on our keeping our claims in good standing and in securing and maintaining all necessary approvals, permits and licenses.

Mining Concessions

The Vianey Silver Mine Project consists of concessions granted by the Mexican government. In Mexico, all minerals are held in trust for the people of Mexico by the national government. Surface rights can be held by the government, local communities (“ejidos”), companies or individuals. There are no provisions for patent to mineral lands in Mexico. The granting of permission for an individual, a cooperative, or a commercial company to acquire rights to explore for, and ultimately to extract minerals from the ground, is governed by legislation administrated by the government of Mexico.

The Mexican government can grant to individuals and Mexican corporations mining concessions with the right to explore and extract mineral resources. “Concessions” refer to mining lots, the perimeter and name of which is determined by the applicant, and which are granted on “free” land (“tierra libre”). Historically, the Mexican government issued two types of mining concessions—exploration concessions and exploitation concessions. Exploration concessions were granted to whoever first requested them; if two or more persons requested the same area at the same time, a lottery was held to award the concession. An exploration concession was valid for a period of six years; an exploitation concession for fifty years. Exploitation concessions could be renewed once for an additional fifty years, if requested before the end of the expiration of the original concession. We obtained exploitation concessions to the Vianey Mine, which were granted in 1979 and will expire, unless renewed, in 2029.

As described above, mineral rights in Mexico were historically granted as exploration or exploitation concessions. On December 21, 2005 new rules governing mining claims and maintenance payments were established by way of an amendment to the Mining Law of Mexico. As a result, the concept of claim types (exploration and exploitation) has been eliminated, all claims are now of the same type and maintenance fees are determined by the age of the claim on a peso per hectare annual basis. We anticipate that these changes to the Mining Law of Mexico will not have any material impact on our interests or operations with respect to the Vianey Mine Silver Project, other than the name of the type of concession.

Obligations under Mining Concessions

The main obligations which arise from a mining concession, which must be kept current to avoid cancellation, are the performance of assessment work, the payment of mining taxes (technically called “duties”), and compliance with environmental laws.

The Mexican Mining Law establishes that minimum amounts of funds for assessment work be spent in performing exploration work (in the case of exploration concessions) or exploration and/or exploitation work (in the case of exploitation concessions); in the latter case the sales of minerals from the mine may be substituted for the equivalent amount of minimum expenditures. A report must be filed in May of each year regarding the work done during the previous calendar year.

Mining duties must be paid in advance in January and July of each year, and they are based on the type of concession, on the surface area of the concession and the number of years that have elapsed since the date of issue.

Environmental laws require the filing and approval of an environmental impact statement for all exploitation work, and for exploration work that does not fall within the threshold of a standard issued by the Mexican government for mining exploration. Environmental permitting for exploitation, absent any strong local opposition to the project, can be usually achieved in less than one year. Potential environmental impacts and social impacts to communities affected by future land disturbance and mining activities are reviewed by the environmental protection sector of the government. There are no known or observed environmental liabilities respecting the concession or the land adjacent to the Vianey Mine.

Water Concessions

Water is scarce in Mexico, and mining operations generally require a great deal of water. The system that has been in place since the mid-nineties is based on a market allocation of water. Because the use of most water requires a water concession, by making this concession transferable within its hydrological district a market was created for water rights in each such district. Typically, with prior approval of the National Water Commission, a miner will purchase water rights, cap the existing wells, and drill a new well near his mining project. At the Vianey Mine, no water occurs in the mine, even at the lowest -75 meter level. As such, water is currently being pumped into the mine from a town approximately three miles from the mine.

Musgrove Creek Gold Project

The Musgrove Creek Gold Project consists of unpatented mining claims. Unpatented mining claims give the owner the right to explore and mine and/or process ore on lands owned by the United States federal government, subject to the applicable permitting process of the governing agency of the surface rights. Within the project area, the United States Forest Service administers the surface rights, and exploration would be permitted on these claims under a “Plan of Operations” filed with the Forest Service. As such, in February 2006 we submitted a 2006 “Plan of Operations for Mining Activities on National Forest System Lands” with the USDA Forest Service for review. We also submitted a 2007 “Plan of Operations” in August 2006, which was subsequently approved in April 2007.

Empire Mine Project

The Empire Mine consists of patented mining claims, millsite claims and unpatented mining claims. Patented claims are fee simple property, or private property, wherein the owner owns both the surface and mineral rights. In rare cases, the surface and mineral rights are not owned by the same owner, but this is not the case with the patented claims within the project area.

The nature of unpatented claims (which also cover the millsite claims), is defined in the preceding Section addressing the Musgrove Creek Gold Project. Within the Empire Mine project area, the United States Forest Service administers the surface under unpatented claims in certain areas and exploration would be permitted on these claims under a “Plan of Operations” filed with the Forest Service. The U.S. Bureau of Land Management administers the surface rights under unpatented claims in other areas, and permitting for exploration activity involving less than five acres disturbance (which is the case with respect to this project) would be conducted under a “Notice” filed with the U.S. Bureau of Land Management. In both cases, the Bureau of Land Management administers the mineral rights of unpatented claims.

At this time, our drilling program for the Empire Mine Project is with respect to the patented claims only. Thus, our only regulatory requirement with respect to this drilling program is to send a letter and map to the Idaho Department of Lands indicating where drilling and road construction will be taking place. In addition, we maintain a permit for use of water from a creek in the project area for drilling purposes.

We have, however, commenced a permitting application with the US Forest Service in April 2007 for a mine permit, as we will require a permit in the event that we build a mine and commence production on the Empire Mine Project in the future. The US Forest Service has advised that it can take anywhere from 18 months up to 5 years to receive a mine permit once the application process has commenced.

C. Organizational Structure

Minerales Jazz S.A. de C.V., which was incorporated under the laws of Mexico on November 5, 2003, is our wholly-owned subsidiary. We acquired Minerales Jazz pursuant to a share purchase agreement dated April 11, 2005. See Section A – “History and Development of the Company – Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project and Empire Mine Project – The Vianey Mine Silver Project.”

In addition, we have two wholly-owned subsidiaries that do not currently carry on any operations—Journey Unlimited Equipment Inc. (Canada) and Journey Unlimited Equipment Inc. (USA). Journey Unlimited Equipment Inc. (Canada) was incorporated under the laws of British Columbia, Canada on April 21, 1999. We acquired Journey Unlimited Equipment Inc. (Canada) on June 14, 2002 via a reverse takeover. Journey Unlimited Equipment Inc. (USA) was incorporated under the laws of the State of Washington on January 25, 2000.

D.           Property, Plants and Equipment

The Vianey Mine Silver Project

The geological and technical information contained in this section regarding the Vianey Mine Silver Project has been extracted with permission from the technical report dated October 18, 2004 (revised on March 10, 2005), entitled “The Vianey Mine – Guerrero State, Mexico”, prepared by Rodney A. Blakestad, J.D., C.P.G. in conformance with Canadian National Instrument 43-101 (the “2005 Vianey Technical Report”). The 2005 Vianey Technical Report was prepared at the request of Minerales Jazz, which is now our wholly-owned subsidiary. The author of the 2005 Vianey Technical Report does not have any relationship to us or to Minerales Jazz other than his engagement by Minerales Jazz to prepare the Report. A copy of the 2005 Vianey Technical Report is available for viewing as part of our public filings at www.sedar.com. In addition, we will provide a copy of the 2005 Vianey Technical Report upon request.

Location Description

The Vianey Mine concession is a historically productive mining property with mineral values primarily in silver-zinc-lead and local gold-copper credits. The Vianey Mine is located in the north-central part of the state of Guerrero, which lies in the southern part of Mexico, about 250 kilometres by road south of Mexico City and 160 kilometres north of Acapulco. Road access is via highway 95, then by 15 kilometres of gravel road. See Figures 1 and 2 below.

Figure 1: Location map of Mexico and the Vianey project area showing major cities and roads (R. Blakestad, 2004).

Journey’s Interest

The Vianey Silver Mine Project consists of concessions covering 5,022 hectares in Guerrero State, Mexico. We acquired a 99% interest in 44 acres of these concessions pursuant to a share purchase agreement we entered into on April 11, 2005, whereby we acquired Minerales Jazz, S.A., a private Mexican company whose only material asset is the Vianey Mine concessions. We entered into an option agreement to acquire the remaining 1% of Minerales Jazz’s shares for nominal consideration on April 11, 2005 with two individuals who owned these remaining shares. We exercised our right to acquire these shares on September 11, 2006. In August 2005, we acquired additional exploration concessions to the east of the 44-hectare site by staking such concessions. As a result, our concessions cover 5,022 hectares. See Section A. – “History and Development of the Company—Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project and Empire Mine Project—Vianey Mine Silver Project.” These concessions are held by our wholly-owned subsidiary, Minerales Jazz, under an exploitation concession (Number 164151, Exp. No. 5929, issued March 5, 1979) pursuant to the laws of Mexico. These concessions will expire, unless renewed, in 2029. The main obligations which arise from a mining concession, which must be kept current to avoid its cancellation, are the performance of assessment work, the payment of mining taxes (technically called “duties”) and compliance with environmental laws. See Section B “Business Overview—Mineral Licenses and Government Regulations—Vianey Mine Silver Project.”

Pursuant to a joint venture agreement we entered into with Wits Basin on December 18, 2006, Wits Basin maintains its option to earn an additional 25% interest for a total of a 50% undivided interest in and to the Vianey Mine Silver Project by fulfilling certain expenditure requirements, including expending an additional aggregate amount of $500,000 towards the joint venture on or before September 30, 2007.

See Section A – “Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project and Empire Mine Project—Vianey Mine Silver Project.”

Geography and Facilities

The Vianey Mine is situated within the Morelos National Mining Reserve on the southwestern flank of the southern Sierra Madre Occidental province, which extends north-northwest to the border between Sonora and Arizona and east-southeast to Oaxaca State. The region is characterized by moderately steep rolling hills covered in lush vegetation with alternating valleys of gentle gradient where extensive farming takes place. A major drainage system, the Balsas River, flows generally east to west through the region, about 2.5 kilometres south of the site. Valley elevations are on the order of 450 meters and local hills rise to elevations of 850 meters. The climate is semi-tropical with a rainy season from June to October and generally warm temperatures throughout the year (ranging from 10 to 40° C). Work and mining operations can be accomplished on a year-round basis.

The property is accessible via Highway 95 from Mexico City or Acapulco to Mezcala at the Balsas River and from there, 15 kilometres of gravel road to Atzcala (population approximately 2000), which is 1.6 kilometres from the site. Access is somewhat restricted from June to October due to the rainy season. A railroad and a local airport can be accessed in Iguala, 55 kilometres north of Valerio on Highway 95. Electricity and water supplies are readily available near the site. Telephone, medical facilities, supplies and labour are available from the local towns and villages, including Mezcala and Chilpancingo, the capital of Guerrero, which are located on the main highway approximately 8 and 48 kilometres south of the property, respectively. Land for mining, milling and waste disposal is available on and immediately adjacent to the concession area.

There are no facilities at the Vianey Mine. There is a 940-tonne stockpile of ore approximately 40 meters in front of the main entrance to the site from underground development work by a previous owner, Minera LMX S.A. de C.V. Other than a small shed and an electrical control box and the stockpile of ore, there are no buildings, supplies or waste stockpiles on the property. The existing mines on the property are underground.

Geology and Mineral Deposits

The Vianey Mine property is located in the Sierra del Sur Metallogenic Province in the Guerrero Gold and Massive Sulfide Belts. This province is characterized by Cretaceous sedimentary and volcanic rocks intruded by Lower Tertiary intermediate composition stocks. It hosts intrusive associated gold-copper-silver deposits. To the west, the massive sulfide belt hosts several silver-lead-zinc and copper deposits.

The Vianey Mine is located in the Morelos Guerrero Basin, which is mostly composed of a folded and faulted limestone sequence up to 2500 meters thick, intruded by granodiorite and monzonite plutons, which are responsible for development of silver-lead-zinc mineralization in veins, skarn and breccia bodies. Various types of deposits occur in this geological context, such as mesothermal lenses, veins and breccias, iron- and gold-bearing skarns, disseminated iron-gold-copper or hydrothermal veins and epithermal gold-mercury deposits.

Stratigraphy of Sedimentary Rocks

The Vianey property is underlain by limestones, limestone breccias, calcareous and carbonaceous siltstones and argillites intruded locally by felsic dikes and plugs with affiliated skarn. The local stratigraphy consists of limestone underlain by limy siltstone known to exceed 2500 meters thick. These rocks are part of a regionally extensive shallow marine sedimentary sequence that forms an elliptical exposure of Cretaceous carbonate lithologies known as the Morelos-Guerrero Basin.

Intrusive Rocks

The Vianey Mine carbonate sequence is intruded by granodiorite and monzonite plutons, dikes, sills and irregular plugs. These intrusive masses are intimately associated with mineral deposits throughout the region.

Structural Framework

The structural trends are predominantly northerly and northwesterly. These principal trends have spatial affinity with several of the silver- and poly-metallic deposits on a regional basis, including at Vianey Mine. The combination of intrusive rocks and proximity to major structures is generally believed to be especially important in localization of mineral deposits.

The carbonate stratigraphy in the Vianey Mine region is broadly folded and domed. Major folds, with amplitudes of fifty to hundreds of meters, are common. Drag folds and distortions of the bedded rocks are common in the underground exposures.

Deposit Types

Various types of mineralization occur as a result of the interplay between stratigraphy, structure and proximity to intrusive centers in the area. The different types of deposits known to occur are as follows:

  Lenses, veins, mantos or breccias containing silver and poly-metallic lead-zinc-copper (Vianey deposit)

  Skarn zones and replacement concentrations of iron and gold (Nukay deposit)

  Disseminated and hydrothermal vein type iron-gold-copper (La Subsida deposit)

  Epithermal and hot springs deposits of mercury and gold (Brasil and Laguna deposits).

Mineralization at the Vianey Mine includes veins, breccias, lenses and mantos of silver as well as poly-metallic (lead-zinc) mineralization with local concentrations of gold and copper. The veins and breccia zones predominate in apparent importance. Most of the veins are localized along NW-SE trending structures and E-W structures; the lenses occur in fault zones and as sulfide concentrations with calcite, gypsum and quartz between some bedding planes.

Two major breccia zones of significance (the Don Pedro and Twilight Zone) have been identified in the limestone. These are believed to be in-part structural breccias and in-part related to shrinkage of rock units adjacent to or above intrusive masses. In either or both cases, the breccia is associated with calcite-gypsum-quartz gangue minerals and weak to moderate hydrothermal alteration with disseminated to semi-massive poly-metallic sulfide mineralization and associated silver.

Mineralization

In the veins, lenses and mantos, mineralization consists primarily of massive- to semi-massive sulfides with gypsum, calcite and silica. The sulfides are mostly pyrite, galena (lead), sphalerite (zinc), chalcopyrite (copper) and acanthite (silver). The veins are usually associated with faults and the lenses of massive sulfide occur in fault gouge zones and as interbed lenses.

The character of the veins is different on different structures. In some cases, the observed veins are massive sulfide 0.1 to 0.5 meters thick, with or without parallel stringer sulfides (0.2 to 1.5 cm thick) in a matrix of calcite-silica-gypsum gangue. These veins occur over widths of one to three meters and may include more than one zone of massive or semi-massive sulfide. In other cases, the veins are discrete, zoned veins with calcite cores and massive galenasphalerite (minor pyrite) mineralization.

Numerous veins and lenses of mineralization were observed in underground structures with divergent attitudes on the 0, -38, and -75 meter levels, indicating that several vein systems occur. The main vein on the 0 Level (the Tepemesquite Vein) follows a N 110° E trend and dips north at 85°; the principal Vianey Vein and sub-parallel veins on the lower levels tend to be more NW/SE trending and dip steeply to the southwest. These later veins are well suited to exploration by drilling from the surface, because the dip direction coincides somewhat with the surface topography.

The principal vein encountered on the -38, -50 and -75 meter levels is the Vianey Vein. It averages about one meter in thickness, but increases up to three meters wide in the southeastern portion of the workings. Drifting on the vein returned encouraging values of silver, lead and zinc over 24 meters of advancement. Drilling from underground stations 1, 2, 4, and 6 intercepted three to five discrete mineralized zones.

At least two relatively large breccia zones were encountered by drilling during the exploration phases conducted by Minera LMX in the 1990s. The Don Pedro breccia constitutes a broad zone of relatively low-grade mineralization with a pipe-like form that plunges 30 degrees to the northwest along the hanging wall of the Vianey Vein. The Don Pedro breccia is not well characterized in the available literature on the property, but it is considered to be a significant target for further exploration. Minera LMX also encountered a second zone of breccia mineralization, the Twilight Zone. This mineralized breccia is interpreted to be a stratabound limestone breccia, or manto, striking N 120 E, dipping about 32 degrees SW. Sphalerite-galena-pyrite mineralization occurs in the breccia matrix with pervasive orthoclase alteration and appears to be replacement in nature, approximately six meters thick and with undefined strike length exceeding 32 meters. Similar to the San Pedro breccia, the Twilight Zone breccia constitutes a target for further exploration in the southeastern portion of the underground workings.

History of Previous Operations

The Vianey Mine has reportedly been operated intermittently on a small-scale basis since the 1400s. More recently, Compania Minera de Chilpancingo S.A. operated the mine on a small scale almost continuously between 1976 and 1996. Minera LMX S.A. de C.V. acquired a purchase option on the Vianey mine concessions in 1996 and started various exploration and development works at that time.

Minera LMX’s first phase of exploration was conducted in the mine by P.H. Consultants Ltd. of Val d’Or, Quebec, in order to determine what resources were contained in the old workings. A total of 252 meters of vertical fan drilling was completed from drill station one, 276 channel samples were taken, and 433 additional samples were obtained. All samples were analyzed for 38 minerals by a combination of fire assay, ICP, and aqua regia-AA methods by Bondar

Clegg Laboratories. A second phase of exploration completed in November 1996 accomplished 2,173 meters of underground core drilling from drill stations one through six. The second phase drilling further delineated the mineralized zones identified by the first program and resulted in the partial definition of a new breccia chimney called the Twilight Zone.

In May 1997, Minera LMX started a third phase to verify and expand previous findings and to mine accessible mineralization for direct shipping. After stockpiling about 940 tonnes of material from underground development work, Minera LMX closed the operation and stopped the third drilling program shortly after it was initiated.

The property was sold to the chief geologist of Minera LMX, who later defaulted on a property payment, resulting in legal action. After several years of inactivity, the legal matters were settled, and in 2004, Minerales Jazz purchased its 100% interest in the property, free of royalties and encumbrances. Minerales Jazz did not conduct any physical exploration of the property.

Estimates of Mineralization

Although several mineralization estimates and reviews of such estimates have been performed on the property over several years (as described below), there are no mineral resources or mineral reserves estimated for the property in accordance with National Instrument 43-101.

2000 Report

A study of the drill intercepts and channel samples from the underground workings at Vianey Mine was conducted in 2000 by P.J. Hawley on behalf of Robex Resources Inc., a public company that commissioned a report when considering the acquisition of the property. Mr. Hawley prepared an analysis in line with the CIM Standards on Mineral Resources and Reserves, with supporting drill logs, assay sheets and underground development summaries, in August 2000 (the “2000 Report”).

Although the 2000 Report provided resource estimates, the 2005 Vianey Technical Report identifies significant issues relating to the 2000 Report, which led the author of the 2005 Vianey Technical Report to reject the 2000 Report’s estimates. Nonetheless, the author of the 2005 Vianey Technical Report suggests that the conclusions of the 2000 Report can be used in consideration of the mineral potential of the Vianey Mine property for purposes of further exploration and future resource determinations.

2001 Report

A further review and analysis of the Vianey Mine data was conducted in 2001 by A. Ciesielski on behalf of Bumigeme Inc., an engineering company hired by Robex (the “2001 Report”), based on 134 channel samples on the different mine levels and the Minera LMX drill hole pierce points on the mine longitudinal section. Sample locations and drill hole pierce points were digitized and plotted. Channel sample grades for silver, lead and zinc were indexed according to gross in situ value. The resulting data were statistically processed using statistical nearest neighbour and triangulation method, then replotted in longitudinal sections. The resulting plots of metal grade in longitudinal sections showed a good correlation with the 2000 Report’s resource calculation, with the advantage of displaying gradational changes in grade for silver, zinc and gross value distribution.

The 2001 Report states that its results support the resource estimates calculated by the 2000 Report. The 2001 Report did not produce an independent estimation of mineralization, but stated that there was more than sufficient information to demonstrate the presence of resources to warrant further exploration.

2005 Vianey Technical Report

In addition to reviewing the 2000 and 2001 Reports, the author of the 2005 Report performed an on-site evaluation of the property, including its underground workings. As stated above, the 2005 Vianey Technical Report rejects the

2000 Report’s resource estimates, but concludes that the results of exploration and the mineralization evaluations to date (including the 2000 Report and the 2001 Report) serve to form a strong basis for recommending aggressive exploration of the Vianey Mine.

In particular, the author of the 2005 Vianey Technical Report concluded that drilling and chip-channel sampling indicate that substantial amounts of potentially economic mineralization occur above the -75 meter level adjacent to pre-existing stopes. Drilling below the -75 level has shown that the mineralization extends to the -125 and locally to the -150 meter level. Breccia zone mineralization, possibly suitable for large-scale underground mining, has been identified, but not fully delineated.

Like the 2001 Report, the 2005 Vianey Technical Report did not produce an independent estimation of mineralization. However, based on his analysis, the author of the 2005 Vianey Technical Report concludes that the Vianey Mine is an advanced-stage exploration target with an opportunity for the definition of additional mineralization.

Proposed Exploration Program

The 2005 Vianey Technical Report makes a recommendation as to how exploration of the Vianey Silver Mine Project should proceed. We intend to follow this recommended exploration program.

The 2005 Vianey Technical Report recommends a program of detailed mapping and sampling of underground exposures, coupled with a structural analysis of faults and bedding attitudes. The objective of the underground exploration is to identify suitable surface drill sites that will provide for a series of diamond core drill holes to penetrate the areas of projected mineralization at the -150 meter level and -200 meter levels.

The 2005 Vianey Technical Report specifically recommends five drill stations of two drill holes each, amounting to 2,100 meters of drilling (plus a 10% contingency to account for topographic and structural unknowns, for a total deep drilling objective of 2,310 meters).

Objectives of the proposed drilling are:

  To explore the extension to deeper levels of the known mineralized structures (to the -200 meter level), thereby potentially increasing the potential resource base.

  In the process of drilling for deeper intercepts, prospect for new zones of mineralization in the interval from the surface to known mineralization.

  In the process of drilling from the surface into the deeper levels of the mineralized zone, evaluate the interval for future development work, such as construction of a decline to the lower levels of mineralization to facilitate access by modern mechanized mining machinery and to facilitate access to the lower levels for future underground drilling.

The 2005 Vianey Technical Report recommends that particular interest should be placed on penetrating the mineralized San Pedro and Twilight Zone breccias to assist in better definition of their mineral potential. Eight additional drill holes, averaging 115 meters each (for a total of 920 meters) are recommended to penetrate these breccia zones at locations to be determined from underground mapping.

The estimated cost of the recommended exploration program, as set forth in the 2005 Vianey Technical Report, is USD$461,780, including a 10% contingency. The table below provides a breakdown of the steps of the exploration program and the estimated cost of each step:

Geological mapping, drill logging & support	Underground mapping and structural + 2 geologists; eight man-months, with field support, lodging, transportation, assistants & labour overhead @ 30%	US$86,700
Drilling	Direct drilling costs for 3,230 meters @ US$60/meter	US$193,800

Geochemical	1,100 rock and core samples, including preparation	US$22,000
Supplies/ Misc. field	Field supplies, lodging, meals, transportation	US$21,300
Permits & reporting	Permit and report preparation	US$20,000
Home Office/Mgmt	US$40,000 Lump sum + Proj. Manager for 6 months	US$76,000
Contingency	Lump sum @ 10%	US$41,980
Total Project Cost		US$461,780

Actual costs realized during exploration may be different than projected due to cost variables beyond our control. Delays caused by personnel availability, transportation costs, weather conditions and variable site conditions are among the variables that we may encounter, and actual drilling contract costs may vary.

We began this work in August 2006 and completed the work in January 2007. Based on the results of this work, we have determined what our next course of action will be with respect to the Vianey Mine Silver Project. Our plan of operations for the Vianey Mine Project for the remainder of 2007 include:

  the acquisition of all available project data, including underground geological mapping, underground channel samples, underground survey and drill data, and a digitized 1:50,000 scale geological map of the Vianey property;

  underground drilling and sampling;

  five tonne bulk sample for metallurgical test work;

  investigation of the nature of the mineralization in the area; and

  staking additional claims.

We spent approximately US$500,000 towards the Vianey Mine Silver Project as of November 30, 2006, and we have budgeted US$500,000 towards this project for the first ten months of our 2007 fiscal year (December 1, 2006 to September 30, 2007). From December 1, 2006 to April 30, 2007, we have spent $260,000 towards the Vianey Project. The cost estimate of US$461,780 as set forth in the 2005 Vianey Technical Report was low due to the increased cost of drilling and the exclusion of costs relating to the necessary acquisition and analyses of historical data.

We anticipate that we will require additional financing in order to continue our exploration program and pay our operating expenses in fiscal 2007. We anticipate that this financing will be in the form of private placement equity financing. See Item 5, Section B. under the heading “Liquidity and Capital Resources - Requirement of Additional Equity Financing.”

Environmental Matters

We are not aware of any environmental liabilities associated with the Vianey Silver Mine Project.

The Musgrove Creek Gold Project

The information contained in this section regarding the Musgrove Creek Gold Project has been extracted with permission from a National Instrument 43-101 technical report prepared at our request, dated May 15, 2006 and entitled “Musgrove Creek Gold Project – Cobalt Mining District, Lemhi County, Salmon, Idaho, USA”, prepared by David K. Makepeace, P. Eng. and Michael A. McClave, L.P. Geo. (the “Musgrove Creek Technical Report”). Neither Mr. Makepeace nor Mr. McClave have any relationship with us other than their engagement by us to prepare the Musgrove Creek Technical Report and Mr. McClave’s ongoing involvement as a qualified person on the project. A copy of the Musgrove Creek Technical Report is available for viewing as part of our public filings at www.sedar.com. In addition, we will provide a copy of the Musgrove Creek Technical Report upon request. As indicated by citations in the discussion below, the Musgrove Creek Gold Technical Report relies on certain previous reports and exploration programs with respect to certain geologic information.

Location Description

The Musgrove Creek Property covers an area of 971 acres (393 hectares) within the Salmon National Forest in Lemhi County, Idaho, and is located approximately 40 kilometres (25 miles) southwest of the town of Salmon, Idaho. A series of gravel, four-wheel drive roads allows access to the property. A network of reclaimed roads provides additional access to the majority of the property. See Figure 3 below.

Figure 3: Location Map of Idaho and Musgrove Deposit

Journey’s Interest

The Musgrove Creek Gold Project consists of 77 contiguous, unpatented mining claims located in the Cobalt Mining District of Lemhi County, close to Salmon, Idaho. The Robinson Family Trust of Reno, Nevada owns nine of the “core” claims, which it leased to Wave Exploration Corp. pursuant to a mining lease agreement made effective June 12, 2003. Wave Exploration Corp. and its wholly-owned subsidiary, Wave Mining Inc., staked thirty-eight claims.

All of these claims are recorded in the Lemhi County office and the U.S. Bureau of Land Management office in Boise, Idaho. Pursuant to a mineral claim option agreement dated November 30, 2005 that we entered into with Wave Exploration Corp. and Wave Mining Inc., we will assume the lease from the Robinson Family Trust for its remaining term (which expires on June 12, 2013, unless renewed at the lessee’s option for two successive 10-year terms) and Wave Exploration Corp./Wave Mining Inc.’s claims will be transferred to us, such that we will have a 100% interest in the these 47 claims upon satisfaction of an additional payment that we must make prior to November 30, 2007. See Section A. – “History and Development of the Company—Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project and Empire Mine Project—Musgrove Creek Gold Project.” In April 2006, we staked and recorded an additional 30 claims to the northwest of the present claim block comprising the Musgrove Creek Gold Project, and we recorded these claims at the Lemhi County office and the U.S. Bureau of Land Management office. None of the above 77 claims have been legally surveyed. See Figure 4.

N
Indian Gulch
Ostrander Creek
McDonalds Gulch
Gate
Musgrove Creek
Johny's Point
T20N - R18E
Porphyry Ridge
Panther Creek
Ray Robinson Claims
Wave Claims (staked and recorded)
Wave Claims (staked and recorded)
Musgrove Patent Claims
Journey Claims (staked and recorded, 2006)
SCALE
JOURNEY RESOURCES CORP.
MUSGROVE PROPERTY
Claim Map
Geoquest & Geospectrum Eng.
Date : March, 2006
Drawn By : E.G. & D.M.

Figure 4

Geography and Facilities

The Musgrove Creek Gold Project is situated in the Salmon River Mountains and covers nearly 1000 acres of gentle to steep forested terrain ranging in elevation from 1,768 to 2,195 meters (5,800 to 7,200 feet). The property is bounded in the south by the steep Musgrove Creek Valley. The known mineral resource occurs near the northern rim of this canyon around Johny’s Point. The majority of the property to the north of Johny’s Point is a gently sloping plateau. The property is road-accessible by four-wheel drive vehicles via the Williams Creek Road from Salmon and the Panther Creek Road from Challis. An old road along Musgrove Creek accesses the southern portion of the property. Access to the higher elevations and northern portions of the property is via a road along Ludwig Gulch that branches off the Blackbird Creek Road near the former mining town of Cobalt. In this area, forest service roads and a number of reclaimed roads allow access to most parts of the property.

The climate is relatively dry during the summer. The surface exploration season extends from May to October. In addition to forests consisting primarily of firs and pines, vegetation in open and exposed areas consists primarily of alpine-type grasses.

There are several flat areas on the property that could support mining and/or heap leach operations. A power line along the Panther Creek valley provides electricity to several homes and an inn approximately six miles northeast of the property.

Accommodation is available in Salmon, Idaho. This 3,000-person community is the nearest service center. Exploration crews could possibly be accommodated temporarily in the old Cobalt town site northeast of the property.

Given that this is a resource-based region of Idaho, there are ample human resources and services available to conduct exploration and development on the property.

There are no facilities at the Musgrove Creek Property. There are no existing mines on this property.

Geology and Mineral Deposits

The Musgrove Creek Property is one of many mineral deposits that occur within a major northeast/southwest-trending structural zone known as the Trans-Challis Fault System. This System is a loosely mapped and defined structural zone containing many parallel and en echelon faults, not a single structure. It hosts the Meridian Gold’s Beartrack Gold Mine and other historic producers to the northeast of the Musgrove Creek Property and Hecla Mining Co.’s Grouse Creek Mine and other past producers to the southwest including placer operations in the Boise Basin. This zone is just a portion of a much larger northeast-southwest-trending structurally controlled metallogenic belt that has been referred to as the Idaho-Montana Porphyry Belt. This Belt extends from Silver City in southwestern Idaho to the Zortman-Landusky gold district in Central Montana. It hosts much of the metallic mineralization in the Northwestern United States. One of the dominant rock units in the area includes metamorphosed fine-grained sediments of the Precambrian age Apple Creek Formation. These rocks are unconformably overlain by Tertiary Challis volcanics. Both Cretaceous and Tertiary intrusives are common in the region and are associated with the Idaho Batholith and the Trans-Challis Fault System.

The dominant host rock for mineralization at the Musgrove Creek Property is the 2000-meter thick sequence of slightly metamorphosed middle Proterozoic siltites and argillites formerly known as the Yellowjacket Formation, but now recognized as the slightly younger Apple Creek Formation (Evans & Green, 2003 and Link, P.K., Winston, D. and Boyack, D., 2003).

The specific unit within the Apple Creek Formation at the Musgrove Creek Deposit is the informal “Banded Siltite,” a monotonous sequence of centimetre-scale beds of light grey quartzose siltites and fine-grained sandstones that consist mostly of quartz, clay and muscovite and alternate with thin laminated dark grey to black argillite composed of clay, fine grained biotite and carbonaceous material. These rocks are locally metamorphosed to biotite and muscovite phyllites or, even more locally, to schist. Foliation, while generally parallel to original bedding (strike - N 35° W, dip

- 35° NE), sometimes completely transposes bedding along shears or axial planes. The areas of increased metamorphism are always associated with major fault zones.

The Challis Formation (48 to 40 million years old) consists of rhyolite to dacite ash flows, tuffs and lavas, with interbedded fine- to coarse-grained volcanic sediments. In the Musgrove Creek area these rocks occur mainly in the Panther Creek Graben where they unconformably cover faulted and folded Proterozoic Apple Creek Formation rocks.

Intrusive igneous rocks are uncommon on the Musgrove Creek Property but occur as quartz-eye rhyolite porphyry exposed at the Musgrove Creek Mine and as float west of “Johny’s Point”; similar extrusive equivalents of these intrusives occur in flat lying volcanic flows that cover areas of “Porphyry Ridge” to the south of Musgrove Creek and blanket portions of the upland to the northeast of the project area. These are members of the Tertiary Challis volcanics. A large intrusive is postulated beneath Johny’s Point, based on magnetic data (Arkell, B.W. and Krasowski, D., 1995), and may have been related genetically to the mineralization. However, the quartz-eye porphyry float is only rarely mineralized.

Structural Framework

Bedding within the Apple Creek Formation on the property strikes generally northwest, N 28° to 50° W, and dips to the northeast at 30° to 55°. Although foliation is generally parallel to bedding, it may vary from it in the shears within the major fault zones and may parallel the attitude of the fault or subsidiary shears within fault zones.

The Trans-Challis Fault System was the first tectonic event creating an extensive zone of sub-parallel northeast trending faults over a width of 8 to 16 kilometres (5 to 10 miles). In the project area, these fault zones, including the Musgrove Creek Fault Zone, are manifested by faults along Panther Creek, Ostrander Creek and Ludwig Gulch.

Faulting appears to be the primary control of mineralization on the property. Most of the known ore lies along the Musgrove Creek Fault Zone. The Zone is as much as 914 meters (3000 feet) wide and consists of series of high-angle (>75°) northwest striking faults that have been recognized along both the north and south sides of the Musgrove Creek canyon. Within the zone are low angle shears or detachments that generally parallel the foliation within the Apple Creek Formation striking N 28° to 50° W and dipping to the northeast at 30° to 40° (Arkell, B.W. and Krasowski, D., 1995). Both hydrothermal breccias and fault breccias occur within the Musgrove Creek Fault Zone.

The other major fault on the property is the Ostrander Creek Fault that has been mapped by the U.S. Geological Survey. It extends up the valley of Ostrander Creek northeast into Ludwig Gulch. The strike is generally N 40° E (Evans & Green, 2003). Interpretations in structure and geochemistry to the north and west of Johny’s Point suggest that the Ostrander Creek Fault is actually a wide zone of faulting into which a number of significant structures from the Musgrove Creek Fault have splayed or horsetailed. The Ostrander Creek Fault parallels the Panther Creek Fault to the east, both of which are part of the Trans-Challis Fault Zone.

Other significant faults are the north-northeast striking Beehive Faults that cut the Musgrove Creek Fault Zone at Johny’s Point, dragging foliation to the northeast and providing the locus for much of the Johny’s Point mineralization.

Folding is uncommon in the project area and is generally restricted to drag folds along faults. The most prominent of these is at Johny’s Point, where a strong north-easterly trending fold is present.

Deposit Types

The primary deposit model on the Musgrove Creek Property is epithermal style gold mineralization. This is separated into two categories as follows:

  Large tonnage quartz stockwork hosted gold mineralization within the Apple Creek Formation. This is the focus of the current exploration.

  High-grade epithermal gold vein structures situated on the Musgrove Creek Patent Claims, in which we do not hold an interest. These are likely to occur within or near the more extensive lower grade mineralization.

Mineralization

Gold mineralization on the Musgrove Creek site was initially identified in the late 1980s. Gold mineralization occurs along a three-mile north-westerly trend and has been identified in several parallel trends.

The mineralization is believed to be related to a Tertiary epithermal event where rocks of the Apple Creek Formation are the primary host for gold mineralization.

At Johny’s Point, where the current mineral resource is, gold is associated with the quartz stockwork zones and is accompanied by clay, sericite, jarosite and goethite alteration.

Gold mineralization is largely confined to quartz veins and quartz vein stockworks. The gold generally occurs as grains of less than 30 microns, although coarser gold, up to 2 mm has been noted (Krasowski and Arkell, 1995). The gold to silver ratio is about 1:1 and arsenic is the only significant trace element.

At least three generations of quartz veining occur, generally filling open space fractures with clear glassy white quartz, frequently with terminated quartz crystals lining vugs and/or fine cockscomb quartz. Some quartz veins have been strongly brecciated and healed, in-part, with pale purple amethyst. Sceptres of clear glassy quartz have been noted with a thin coating of milky white chalcedonic quartz indicative of a late, very low temperature epithermal environment.

History of Previous Operations

The region where the Musgrove Creek Gold Project is located has been the focus of mining activity since the late 1800s. Between 1991 and 1996, Atlas Minerals, Newmont Exploration Corp. and Meridian Gold Corp. carried out exploration programs in the Musgrove Creek Gold Project area. All programs involved drilling with the major focus being on the Johny’s Point area. The latest and largest operation was Meridian’s Beartrack epithermal gold deposit, which is 24 kilometres northeast of the Musgrove Creek Gold Project. Significant work programs have not been completed on the property and surrounding areas from 1997 to present.

In June 2003, Wave Exploration Corp. entered into a lease with the Robinson Family Trust to acquire a 100% interest in 47 of the claims that comprise the Musgrove Creek property. In 2003 and 2004, Wave digitally compiled drill hole data and generated a Canadian National Instrument 43-101 compliant technical report (February 25, 2004) with an associated mineral resource estimate. The report recommended that a success-contingent phased type exploration program be initiated to confirm mineralization. Based on that technical report, in 2004 Wave completed a small exploration program consisting of a geochemical soil and rock survey as well as a short reverse circulation drill program. The results of the 2004 exploration program were compiled into a new National Instrument 43-101 technical report (August 2004), which characterized the results as sufficiently encouraging to warrant further exploration work. However, Wave did not complete any further work on the property other than minor remediation work with respect to the 2004 exploration work program.

Estimates of Mineralization

A mineral resource calculation was estimated in the February 25, 2004 National Instrument 43-101 technical report, which was prepared for Wave Exploration Corp. by W. Gruenwald, P.Geo. and D. Makepeace (one of the authors of the Musgrove Technical Report). This estimation has been incorporated into the Musgrove Technical Report. Variable cut-off scenarios were run at 0.1 grams per metric tonne (g/t) gold. The results are shown in the following table. The table identifies the grade in g/t as well as ounces per short ton (oz/T). Historically, a cut-off grade of approximately 0.34 g/t (0.01 oz/T) had been used for previous mineral resource calculations (Arkell et. al., 1995). A higher cut-off grade was deemed more realistic during discussions with Wave Exploration and independent geologists on January 29, 2004. Therefore, it was agreed that a cut-off of 0.8 g/t Au (0.023 oz/T) would be used.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

The following table uses the term “inferred resources.” We advise U.S. investors that while this term is recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

The Inferred Mineral Resource estimate at the Musgrove Creek deposit is 8 million tonnes at 1.22 g/t Au. (0.036 oz/T) at a gold cut-off of 0.8 g/t (0.023 oz/T), which would be equivalent to 9,761 kg (313,822 oz) of gold at zero dilution.

Musgrove Creek Deposit Inferred Mineral Resource

Grade Cut-off	Volume	Tonnes	Gold	Gold
(g/t Au)	(cubic meters)		(g/t)	(oz/T)
0.8	3,019,219	8,000,930	1.220	0.06
0.9	2,579,266	6,835,054	1.283	0.037
1.0	2,023,859	5,363,227	1.373	0.040
1.1	1,559,703	4,133,213	1.469	0.043
1.2	1,217,016	3,225,091	1.559	0.045
1.3	908,578	2,407,732	1.664	0.049
1.4	679,047	1,799,474	1.7 72	0.052
1.5	512,484	1,358,084	1.879	0.055
1.6	410,422	1,087,618	1.959	0.057
1.7	335,125	888,081	2.029	0.059
1.8	274,297	726,887	2.093	0.061
1.9	236,172	625,855	2.133	0.062
2.0	205,141	543,623	2.160	0.063
2.1	151,094	400,398	2.197	0.064
2.2	34,266	90,804	2.397	0.070
2.3	15,750	41,738	2.583	0.075
2.4	8,891	23,560	2.762	0.081
2.5	6,641	17,598	2.870	0.084
2.6	4,516	11,966	3.020	0.088
2.7	3,625	9,606	3.113	0.091
2.8	3,031	8,033	3.183	0.093
2.9	1,844	4,886	3.396	0.099
3.0	1,750	4,638	3.421	0.100
3.1	1,625	4,306	3.447	0.101
3.2	1,500	3,975	3.471	0.101
3.3	1,250	3,313	3.517	0.103
3.4	875	2,319	3.600	0.105
3.5	500	1,325	3.698	0.108
3.6	500	1,325	3.698	0.108
3.7	250	663	3.749	0.109
3.8	0	0
3.9	0	0
4.0	0	0

Drilling within and adjacent to Johny’s Point confirms the style and tenor of gold mineralization reported from previous drilling and demonstrates an extension of the Johny’s Point mineral resource to the northwest. This resource appears to be open both to the northwest and southeast.

Soil and rock sampling demonstrate significant geochemical anomalies to the northwest of Johny’s Point. These anomalies are similar and in some cases stronger than the anomalies that overlie the present Johny’s Point mineral resource. The anomalies seem to follow several north-northwest trending structural zones and are, in part, open to the west along the ridge northwest of Ostrander Creek. To a more limited extent, these anomalies are open to the north as well. This large anomalous area is where the Ostrander Fault Zone intersects the Musgrove Creek Fault Zone. This is a highly favourable structural setting that has only been tested by three holes to date. Although one drill hole intersected low-grade mineralization, this hole intersected a very favourable mineralized structure in an epithermal environment. In addition to this intensely anomalous and prospective zone, isolated anomalous samples to the east and north may indicate the tips of important mineralization at depth.

The Musgrove Creek Technical Report concludes that the Musgrove Creek Gold Project has:

  A favourable geological setting.

  An identified and confirmed gold resource (albeit “inferred”, as discussed in the Cautionary Note to U.S. Investors preceding the table above).

  New strong geochemical anomalies.

Proposed Exploration Program

The Musgrove Creek Technical Report recommends an aggressive exploration program on the Musgrove Creek Gold Project, including:

(i)	Stake an additional 30 claims to the northwest of the present claim block (we completed this in March 2006).

(ii)	Continue to locate historical maps, sections and reports that have been completed on the Musgrove Creek Gold Project.

(iii)	Continue geological mapping and soil sampling of the prospective mineralized zone.

(iv)	Trenching.

(v)	Reverse circulation drilling.

(vi)	Diamond drilling.

We completed this program in November 2006.

Phase I Exploration Program

The Musgrove Creek Technical Report recommends exploring the property in a success-contingent phase-type program.

Therefore, recommendations for a Phase I program include staking, data compilation, mapping, soil sampling, trenching and a limited reverse circulation drilling program. Cost for this program is estimated at CDN$450,000.

Wave Exploration Corp. had staked the additional 30 claims mentioned in recommendation (i), but allowed these claims to lapse. We have re-staked and recorded (March 10, 2006) those additional 30 claims, which encompass the geochemical anomalies in the Ostrander Creek valley.

The authors of the Musgrove Creek Technical Report believe that compilation of data on the Musgrove Creek Gold Project is not yet complete. There is potentially more data available at offices in Sparks, Nevada. Rolled up maps and sections have not been investigated at this location. We sent one of our representatives to Sparks to inventory and copy all data, and we subsequently completed our database based on that information.

The additional geological mapping and rock sampling work should concentrate on mapping the area along the ridge northwest of Ostrander Creek. All samples and outcrops should be picked up by GPS.

The geochem baseline and grid should be extended to the northwest. Geochemical soil sampling should utilize the grid to fully outline the geochemical anomalies northwest of the Johny’s Point mineralization.

Once we have completely outlined the geochemical anomalies, we can identify appropriate trench targets. A series of trenches should be excavated to bedrock through the identified targets. We have obtained permits from the USDA

Forest Service to access the targets and for the trench excavations themselves. Mapping, surveying, photographing and detailed channel sampling along each trench should be completed. Each trench should be backfilled as soon as possible with the required reclamation guidelines followed.

Rotary percussion drilling should follow the trenching to identify subsurface mineralization. Even if a trench does not intersect bedrock, drilling of the target should be considered. After the trench results have been correlated, drill targets should be prioritized.

A 2,500-meter reverse circulation 10-hole drilling program should be initiated on prioritized drill targets. The total depth of each hole should be calculated to completely go through the mineralized structure, if possible. Visual inspection of the reverse circulation cuttings cannot be depended on to identify mineralized zones. All collars should be surveyed and data should be input into a digital database. Sampling should follow the protocol used in the present program.

Phase II Exploration Program

A Phase II program would include reverse circulation drilling and diamond drilling. This program would definition drill the mineralized zone(s) so that the mineral resource could both increase in tonnage and hopefully grade, as well as place portions of the resource into higher confidence categories, as stated within NI 43-101 and CIM guidelines. Diamond drilling would help to test, confirm and understand the mineralized zone(s) that make up the Musgrove Creek Gold Project. The goal of this Phase II work would be to advance the project toward a feasibility study and eventually to production.

Exploration Program Costs

The estimated costs for Phase I are set forth below:

Estimated Phase I Exploration Costs

Description	Cost (CDN$)
Claim location and recording fees	$12,000
Data confirmation	$2,000
Grid preparation	$10,000
Analytical costs (1000 samples)	$15,000
Site preparation, road building and trenching	$25,000
Reverse circulation drilling - 2500 meters (all inclusive)	$250,000
Supervision	$15,000
Room and Board	$8,000
Vehicle expenses	$10,000
Bonding	$20,000
Reclamation	$12,000
Supplies, freight, sample shipments, communications	$8,000
Compilation, resource calculation, report	$15,000
Contingency (12%)	$48,000
Total	$450,000

Actual costs realized during exploration may be different than projected due to cost variables beyond our control. Delays caused by personnel availability, transportation costs, weather conditions and variable site conditions are among the variables that we may encounter, and actual drilling contract costs may vary.

The Phase II exploration costs would be contingent on the results of Phase I.

We anticipate that we will require additional financing in order to continue our Phase I exploration program and pay our operating expenses in fiscal 2007. We anticipate that this financing will be in the form of private placement equity financing. See Item 5, Section B. under the heading “Liquidity and Capital Resources - Requirement of Additional Equity Financing.”

Environmental Matters

We are not aware of any environmental liabilities associated with the Musgrove Creek Gold Project.

The Empire Mine Project

The information contained in this section regarding the Empire Mine Project has been extracted with permission from a National Instrument 43-101 technical report, dated August 1, 2006 and entitled “Empire Mine Project”, which was prepared at our request by Robert M. Hatch L.G. (the “Empire Mine Technical Report”). Mr. Hatch has no relationship to us other than his engagement by us to prepare this Report. A copy of the Empire Mine Technical Report is available for viewing as part of our public filings at www.sedar.com. In addition, we will provide a copy of the Empire Mine Technical Report upon request.

As indicated by citations in the discussion below, the Empire Mine Technical Report relies on certain previous reports and data made available to Journey by Trio. Most of the reviewed reports were completed by geologists and engineers who were professionally accredited in the United States. The author of the Empire Mine Technical Report states in the Report that he does not have any reason to believe that there are any misrepresentations in the information provided by these reports. The author of the Empire Mine Technical Report undertook a site visit to the property on June 24, 2006 in the company of Phil van Angeren, Exploration Manager and Director of Trio.

Location Description

The Empire Mine, a former copper/gold/silver producer, is located in the Alder Creek Mining District in Custer County, Idaho, about 5.5 kilometres southwest of the town of Mackay and about 217 kilometres east-northeast of Boise. The mine is located on the east-facing slope of the White Knob Mountains approximately three miles west of Mackay, Idaho, which is situated on Highway I-93. See the following map.

114°W
44°N
N
EMPIRE MINE
PROJECT
Custer County
Boise
Idaho
Falls
Twin
Falls
(Modified after Carlisle, 1987)
EMPIRE MINE
PROJECT
Boise
Nampa
Idaho
Falls
Pocatello
Blackfoot
Twin Falls
Mountain
Home
Ketchum
Hailey
St. Anthony
Rexburg
MONTANA
WYOMING
OREGON
NEVADA
SNAKE RIVER PLAINS
100 Kilometres
50 Miles

JOURNEY RESOURCES CORP.		
EMPIRE MINE PROJECT Custer County, Idaho, U.S.A.		
PROJECT LOCATION MAP		
T8/7N, R23E Sec 1,2 / 36,36	Mackay Quadrangle	Adapted from van Angeren, 2005
Scale 1 : 2,000,000	March 2006	Figure 1

Journey’s Interest

The Empire Mine Project consists of two contiguous blocks of patented and unpatented lode and millsite claims: the Honolulu Copper group and the Mackay LLC group. Together, these claim blocks include 26 patented mining claims, six millsite claims and 21 unpatented mining claims covering approximately 301 hectares (744 acres).

Nature of Interest

The Honolulu Copper and Mackay LLC claim blocks which comprise the project land position are controlled by Sultana Resources LLC (“Sultana”), a private company based at 501 W. Broadway, Suite 300A, Idaho Falls, Idaho 83405. Sultana controls these claims by virtue of Mining Lease Agreements with Honolulu Copper Corp., a Utah corporation based at 50 Broadway, Salt Lake City, Utah 84101, and Mackay LLC, a Nevada corporation based at 2533 N. Carson Street, Carson City, Nevada 89706. The underlying owners are due a 3.0% net smelter royalty upon commercial production from their respective holdings. Additionally, Sultana is responsible for maintaining the claims in good standing, and for making annual advance royalty payments of US$10,000 to the underlying owners.

Sultana entered into an agreement with Trio Gold Corp. dated March 17, 2004 (as amended June 30, 2004) (the “2004 Trio/Sultana Agreement”), under which Trio has the right to acquire a 100% operating interest in the Empire Mine Project from Sultana Pursuant to the 2004 Trio/Sultana Agreement, Trio has the right to acquire a 100% operating interest in the Empire Mine Project from Sultana, provided that, among other things, Trio completed an acceptable bankable feasibility study by December 31, 2005.

At the commencement of commercial production, Trio is required to issue an additional 1.5 million shares to Sultana and pay Sultana a 0.5% net smelter royalty. The Trio shares have a voluntary hold period of one year, and the issuance of them is subject to regulatory approval by the TSX Venture Exchange.

Pursuant to a May 31, 2006 option agreement that we entered into with Trio, we will be deemed to have earned a 50% interest in and to Trio’s interest in the claims upon our expenditure of US$1,500,000 for exploration on the property by August 31, 2007. See Section A – “History and Development of the Company—Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project and Empire Mine Project—Empire Mine Project.”

Claims Against Interest

In June 2006 Sultana served Trio with a notice claiming breach of the 2004 Trio/Sultana Agreement. Sultana claims that Trio failed to complete a bankable feasibility study by December 31, 2005 and therefore, should assign the Empire Mine Property back to Sultana. Trio has advised us that it believes that Sultana’s claim has no merit and that it will vigorously defend its right to the property. In July 2006, Trio filed an answer and counterclaim to Sultana’s claim and to our knowledge the litigation is currently ongoing. There can be no assurance, however, that this claim will not impact on Trio’s (and thus, our) interest in the Empire Mine claims. In the meantime, we intend to continue drilling on the property in accordance with our planned program.

Patented and Unpatented Claims

As described above, the property is comprised of both patented and unpatented mining claims. Patented claims are fee simple property, or private property, wherein the owner owns both the surface and mineral rights. In rare cases, the surface and mineral rights are not owned by the same owner, but this is not the case with the patented claims within the project area. Honolulu Copper Corp. and Mackay LLC are the fee simple owners of the property on which the patented claims are located.

Unpatented mining claims (which also cover the millsite claims) give the owner the right to explore and mine and/or process ore on lands owned by the United States federal government, but these rights are subject to the applicable permitting process of the governing agency of the surface rights. Within the project area, the United States Forest Service administers the surface under unpatented claims in certain areas, and exploration would be permitted on these claims under a “Plan of Operations” filed with the Forest Service. The U.S. Bureau of Land Management administers the surface rights under unpatented claims in other areas, and permitting for exploration activity involving less than five acres disturbance (which is the case with respect to this project) would be conducted under a “Notice” filed with the U.S. Bureau of Land Management. In both cases, the Bureau of Land Management administers the mineral rights of unpatented claims. Figures 2 and 3 below show the boundary between Forest Service and Bureau of Land Management administered lands.

MACKAY
EMPIRE MINE
PROPERTY
R 23 E
R 24 E
T 7 N
T 6 N
N
0
1000
METRES

JOURNEY RESOURCES CORP.

EMPIRE MINE PROJECT

Custer County, Idaho, U.S.A.

PROPERTY MAP & ACCESS

Figure 2

N
Patented Claim (Trio)
UnPatented Claim (Trio)
Staked (Others)
Building
Open Pit
Shaft
Adit
METRES
Contour Interval 40' (12m)
JOURNEY RESOURCES CORP.
EMPIRE MINE PROJECT
Custer County, Idaho, U.S.A.
CLAIM MAP
T6/7N R23E Sec 1,2 / 36,36
Mackay Quadrangle
Adapted from van Angeren, 2005
Scale 1 : 10,000
March 2006
Figure 3
Empire Mine 1100 Level & Mill
Cossack Tunnel 1500 Level
Tailings Pond
Access to Mackay
Hamilcar
Hannibal
Cushing
Eastern MS
Pasha MS
Mars
Khedive
Rio Vista
Buena Vista
Wellington
Pasha
Gem
Blue Jay
Blue Jay No. 1
Blue Jay No. 2
900 Level
800 Level
700 Level
Empire
White Knob
Midwinter
Copper Bullion
Washington
L600
L500
L300
Sultana
Sultan
700 Level
Continental
Occidental
Porter
Evans
Wainwright
Oriental
Farragut
Decatur
Antelope
Western
Eastern
Artic
Romulus
Remus
Leslie W
Remembrance
Pacific
Atlantic
AP Pit
Vats
Telephone
Catherine
Darlington Shaft
General Lawton
Stephen
Granite 3
Granite 1
Granite 2
Grande (patent)
Grand Prize Mine
USMM
Pacific Millsite
Atlantic Millsite
Copper Queen
Open Pits
Mackay
Smuggler 3
36
31
1
6
R23E, Forestry Administered
R24E, B.L.M. Administered

The patented claims require only the payment of yearly real estate taxes to the county to maintain their validity. We understand that the agreements between Sultana and the lessors (Honolulu Copper and Mackay LLC) require the lessors to pay this cost.

Maintaining the validity of unpatented claims requires a yearly payment to the U.S. Bureau of Land Management of US$125.00 per claim (the “maintenance fee”). Additionally, it is advisable to timely record a “Notice of Intent-to-Hold” with the county recorders office, along with the applicable fee (US$3.00 per page plus US$4.00 for the first claim plus US$0.50 per additional claim) to maintain clear title to the claims. As with the patented claims, we understand that the agreements between Sultana and the lessors require the lessors to pay these costs.

Yearly property holding costs to be incurred by Journey will therefore be a total of US$3,375.00 to the U.S. Bureau of Land Management and approximately US$33.00 to Custer County.

The patented mining claims in the project area have been surveyed by a licensed mineral surveyor as part of the patenting process. We do not know if any of the unpatented claims have been surveyed; however, it is our understanding that they were located according to accepted industry standards at the time of their location.

Geography and Facilities

The project is located in the White Knob mountain range, at elevations of 2,050 to 2,750 metres above sea level. Local peaks reach 3,450 metres in elevation, whereas the town of Mackay is at 1,800 metres. Vegetation in the project area is sparsely distributed up to 2,000 metres, although timber is abundant on northerly slopes within the mountain range.

The Empire Mine property is accessible from Mackay, Idaho, via a well-maintained, 5.5 kilometre long, all-weather gravel road. Access to various portions of the claims, including old workings and drill pads, is provided by four-wheel-drive trails. There are no current facilities or buildings on the property, other than historical mining structures. Existing mines on the property are underground.

Mackay has a population of approximately 550. Custer County as a whole has a population of approximately 3,385. Mackay provides housing, services and basic amenities to support the employees of mines in the area. There is sufficient water on the property for the needs of the proposed drilling program.

The region has a semi-arid climate that is typical of central Idaho—long, snowy winters and short, cool, dry summers. It is possible that mining activities could be conducted year-round; however, exploration activity will likely be limited by snow cover to May through October, depending on the weather of any particular year.

Geology and Mineral Deposits

The author of the Empire Mine Technical Report extracted information regarding geology and mineral deposit descriptions from a report entitled “Report on the 2004 Drill Program (with recommendations for further exploration) for the Empire Mine Project”, which was prepared by P. van Angeren, Exploration Manager and Director of Trio Gold Corp., dated April 5, 2005 and revised September 25, 2005 (the “Trio Report”). Mr. van Angeren in turn relied on earlier geological reports to support his observations.

Underlying Structure, Intrusive Materials and Skarns

The Empire Mine project is located within the Alder Creek Mining District of central Idaho, which lies to the east of the Idaho batholith and north of the Snake River Basalt Plain, within the Cordilleran thrust belt at the edge of the Basin and Range structural province. The Alder Creek Mining District is underlain by siltstone and carbonate rocks of early Mississippian to early Devonian age, which have been intruded by granites of early to middle Tertiary age. These intrusives also include stocks and dikes of dioritic, granitic (aplite) and trachytic composition. The contact between the carbonate rocks and the granitic intrusives has locally been metasomatized to garnet-diopside skarn.

The Empire Mine property encloses a north-trending contact zone between a Tertiary granitic complex (Mackay Granite and Porphyry) and a Palaeozoic limestone (White Knob Limestone). This contact zone includes an east-

dipping garnet-pyroxene-magnetite skarn developed in both the carbonate and intrusive rocks. The skarn hosts the polymetallic copper mineralization which characterises the Empire Mine.

The White Knob Limestone consists of a pure, grey, medium-bedded limestone which dips steeply westwards into the Tertiary intrusive complex. The carbonate sequence is underlain by, and interfingered with, calcareous siltstone and sandstone belonging to the Copper Basin Formation. The intrusive contact is sharp and dips steeply eastward. Well-banded green diopside skarn (exoskarn) has developed in the limestone and siltstone where they form embayments and pendants within the intrusive complex. These pendants are a significant host to low-grade copper mineralization.

The Mackay Granite is the largest intrusive body in the vicinity of the Empire Mine project. The granite is exposed over an area of approximately 30 square kilometres (11.6 square miles) west of the claim block. It is a grey, medium-grained granite which does not host mineralization.

The Mackay Porphyry occurs only in the project area and is believed to be directly related to skarn mineralization. It occurs as a 500-meter wide fluorine-rich border phase of the Mackay Granite, traceable for at least 2,100 meters within and beyond the property. It lies immediately between Mackay Granite and White Knob Limestone, and hosts all of the embayments and pendants of the latter. Mackay Porphyry occurs as a grey/white, very fine grained, leucocratic granite with up to 65% phenocrysts of feldspar and quartz. The Mackay Porphyry has been subjected to skarnification processes, wherein the intrusive rocks have been partially to completely replaced with garnet (endoskarn), particularly in close proximity to exoskarn. The endoskarn includes several large lens-like bodies of magnetite breccia and limonite breccia, which may represent syn-skarnification faults. These structures are a significant host to mineralization. Skarnification was possible because of the porphyry’s high fluorine content.

Various granodiorite and aplite dikes intrude all other formations and appear to postdate skarn formation. Aplite also forms a plug-like mass underlying the site at shallow depth. The skarn forms a 150 metre wide sinuous belt extending for more than 2,500 metres along the limestone-porphyry contact from the south end of the property to the White Knob Mine. The skarn consists of garnet with significant quantities of diopside, along with subordinate amounts of magnetite, hematite, actinolite, scapolite, wollastonite, epidote and fluorite. Exoskarn consists mostly of well-banded diopside-garnet (derived from limestone), whereas endoskarn is massive with porphyritic textures (derived from porphyry), and is garnet-magnetite dominant. Most of the garnet is iron-rich brown andradite and translucent-yellow grossularite. Brown endoskarn dominates over green exoskarn. At the outer margin of the skarn is a narrow discontinuous belt of marble separating it from fresh limestone.

Mineralization

As with the other information in this “Geology and Mineral Deposits” discussion, the author of the Empire Mine Technical Report extracted information directly from the Trio Report prepared by Mr. van Angeren in 2005. Mr. van Angeren is the Exploration Manager and Director of Trio. The following discussion closely traces Mr. van Angeren’s report.

Copper-gold-zinc-silver mineralization at the Empire Mine falls into the skarn-hosted, polymetallic category. Both oxide (e.g., carbonates such as malachite and azurite) and sulphide (chalcopyrite/chalcocite) mineralization is developed to varying degrees within exoskarn in limestone and endoskarn in porphyry. The oxide copper mineralization occurs as veinlets, stockworks and inter-crystalline disseminations. Sulphides have similar characteristics, but also occur as massive lenses, seemingly along skarn-hosted faults. Magnetite and limonite breccia also form massive fault-hosted bodies. In these breccias, the degree of mineralization appears to be a function of the amount of contained skarn fragments.

As described below under the heading “History of Previous Operations”, Cambior Exploration USA Inc. performed a 47-hole drill program in 1997, which encountered mineralization over a reported strike length of 1,200 metres, thicknesses of six to 73 metres, and depths of more than 150 meters. All of these mineralized intercepts were in endoskarn, exoskarn and skarn-hosted faults. Cambior intersected mineralization that was oxidized to depths of 150 meters, but Cambior encountered significant sulphide copper-gold mineralization in their deeper holes. The near-surface oxide mineralization remains open along strike.

Higher grade copper-gold mineralization occurs as a poorly defined 5 to 15 meter thick zone within and below the near-surface oxide mineralization. Core examination suggests that the cupriferous skarn in this higher-grade zone has been sheared, brecciated and overprinted with auriferous sulphides (represented by limonite lenses, veins and stockworks). This higher grade zone forms the bulk of the historical Empire Mine.

Several mineralized skarn bodies, ranging from 150 to 700 metres in length, occur northwest of the main Empire Mine skarn. These mineralized zones have not yet been adequately explored.

The author of the Empire Mine Technical Report indicates in the Report that his field review of the Empire Mine property indicated to him that the geology and the style of alteration and mineralization are consistent with that reported in the literature.

History of Previous Operations

Mineralization was first found in the area in 1882. Copper production first occurred in 1884 with the opening of a copper smelter near Mackay. The Empire Mine produced gold and silver from underground workings in the period 1901 to 1942.

In 1943, the U.S. Bureau of Mines operated the Empire Mine concurrently with a U.S. Geological Survey study. Twenty-one underground core holes and nearly four hundred mine site samples were taken. The mine was mapped and a small resource was delineated. Activity continued in 1968 when an unknown, but modest, tonnage of copper oxide was mined from the surface at the south end of the Empire Mine deposit, creating the Atlantic-Pacific (AP) Pit.

Between 1964 and 1972, several companies drilled 141 mineral exploration holes in the AP Pit area. These were drilled by Cleveland Cliffs Iron Co. (1962), New Idria Mines (1967), Hile Exploration Co. (1969), Capital Wire & Cable Co. (1970), and US Silver and Mining Corp. (1972). All holes were assayed for copper, but only nine were assayed for gold. During 1972, a mill was constructed and the ore developed by the U.S. Bureau of Mines was exploited at the 1100-foot level. In 1975, Exxon Company explored for copper and molybdenum. Exxon drilled ten holes that were also assayed for gold. By 1975, a total of 151 holes had been drilled on the property, almost all in the AP Pit area.

Cambior Exploration USA Inc. explored the property from 1995 to 1997. Cambior performed a 47-hole drill program in 1997, which encountered mineralization over a reported strike length of 1,200 metres, thicknesses of six to 73 metres, and depths of more than 150 meters, mainly in the AP Pit area on the south end of the Empire Mine property. Most of Cambior’s drilling did not reach below the 600-foot level of the mine except in the north portion of the deposit where a few holes penetrated to the 800-foot level.

Cambior also carried out preliminary metallurgical and leach test work, and determined that the deposit was amenable to mining by open pit methods with a relatively low strip ratio. However, the low commodity prices of the time and financial commitments elsewhere prompted Cambior to relinquish the project in 1999.

In 2004, Trio completed a ten-hole, 700 meter (2,300 feet) reverse circulation/core drill program on the property and also obtained a 5,000 lb. bulk sample for metallurgical testing. Trio determined that this program was successful in improving the thickness of mineralization and in confirming both the grades of copper and the presence of gold and silver in the AP Pit area.

Estimates of Mineralization

There are no mineral resources or mineral reserves estimated for the property in accordance with National Instrument 43-101.

As of August 1, 2006, we have not performed any sampling on the Empire Mine Project (except for check assaying requested by the author of the Empire Mine Technical Report of drill cuttings of a rotary-reverse circulation drill hole drilled in 2004 by Trio). These samples were assayed for gold, silver and copper.

Based on those assays, review of prior reports and his site visit to the property, the author of the Empire Mine Technical Report states that the Empire Mine Property has had a significant history of historical mining and exploration activity that demonstrates the presence of the proper geological and ore-forming processes necessary for creating economic ore deposits.

The author of the Empire Mine Technical Report further states that geological and drill hole information suggest the mineralization is open along strike and at depth and thus may contain additional discovery potential. Mineralization at the historic Empire Mine, which occurs as an upright, 5 to 15 meter wide higher-grade copper-gold-silver sulphide zone extending below the oxide resource, represents a higher-grade exploration target for underground minable ore.

The author of the Empire Mine Technical Report concludes that potential exists on the property to improve the current near-surface historical resource and to discover additional base and precious metal mineralization.

Proposed Exploration Program

In July 2006, we initiated a 65-hole (6,000 meter) “in-fill” reverse circulation/core drill program combined with comprehensive metallurgical testing to help advance the project through feasibility to a production decision. Mine modelling, detailed mine planning and completion of permitting requirements will follow, subject to drilling and metallurgical results. The 65-hole drill program is designed to fill in the gaps in Cambior’s drill hole pattern, thereby tightening the informational database required for feasibility studies. The metallurgical test work will evaluate a solvent-extraction/electrowinning (SX-EW) operation for oxide ores, coupled with milling/flotation processes for sulphide mineralization.

We also plan additional exploration of the deeper workings of the old Empire Mine in order to determine the full extent of the high-grade mineralization that was found there. This aspect of the program would involve compilation of underground data, drilling of several deep core holes (~3,000 meters), and possible re-opening of one of the mine levels for underground access. Exploration drilling would also target untested skarn bodies to the north of the current drill hole pattern.

We have budgeted US$1,500,000 (CDN$1.8 million) to initiate the feasibility study and a further US$500,000 (CDN$0.6million) for exploration of the extent of the Empire Mine structure.

EMPIRE MINE – 2007 BUDGET PROPOSAL
Particulars	Feasibility	Exploration
Drill Program: Development Drilling and Support	CDN$655,000	-
Drill Program: Exploration Drilling and Support	-	CDN$425,000
Geological Studies, Sampling, Underground Access	-	CDN$120,000
Bulk Sampling and Metallurgical Tests	CDN$300,000	-
Engineering Studies and Permitting.	CDN$680,000	-
Contingencies @ ~10%	CDN$165,000	CDN$55,000
Total Projected Costs	CDN$1,800,000	CDN$600,000

The author of the Empire Mine Technical Report concludes that this program is appropriate given the historical resource calculations and current metal prices.

We initiated a feasibility study on the Empire Mine in September 2006. Our estimated cost for the remainder of 2007 is as follows:

Site prep, trenching &	$ 80,000
RC drilling 9,000 feet total	450,000
Analytical cost	60,000
Supervision	45,000
Room & Board	15,000
Vehicle expenses	15,000
Bonding	20,000
Reclamation	12,000
Supplies	10,000
Report & Permitting	127,000
Contingency	83,400
Total for the 2007 exploration year	$917,400

We anticipate that we will require additional financing in order to continue our exploration program on the Empire Mine and pay our operating expenses in fiscal 2007. We anticipate that this financing will be in the form of private placement equity financing. See Item 5, Section B. under the heading “Liquidity and Capital Resources - Requirement of Additional Equity Financing.”

Environmental Matters

We are not aware of any environmental liabilities associated with the Vianey Silver Mine Project.

Office Space

We lease a 1,428 square foot office space at 1208-808 Nelson Street in Vancouver, British Columbia, Canada. Our lease agreement is with Block 81 Holdings Limited and is for a two (2) year term, which commenced on April 1, 2006. We pay $1,993 per month, plus operating costs for the lease of the office space.

ITEM 5           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management discussion and analysis (MD&A) should be read in conjunction with our consolidated financial statements, forming a part of this Registration Statement, including Note 15 to the 2006 and 2005 annual consolidated financial statements which provide reconciliations of material measurement differences between US GAAP and Canadian GAAP. Additional information relating to us, including our annual information form, is available free of charge on our website at http://www.journeyresourcescorp.com/, on the Canadian Securities Administrators’ (CSA) website at www.sedar.com.

The MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws concerning the anticipated developments in our operations in future periods, our planned exploration activities, the adequacy of our financial resources and other events or conditions that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management (see “Note Regarding Forward-Looking Statements”).

Unless otherwise indicated, all dollar figures ($) in this Item 5 (as well as the rest of this Registration Statement) are presented in Canadian dollars.

Overview

We are an exploration stage company that has not earned revenues from our core business to date. We are currently undertaking the plan of operations described under Item 4 – “Description of Business” of this Registration Statement. We will use our existing cash and working capital to fund this plan of operations. We are focused on the exploration of three exploration-stage projects—the Vianey Mine Silver Project, the Musgrove Creek Gold Project and the Empire Mine Project.

Going Concern

Our consolidated financial statements are prepared on the basis that we will continue operations as a going concern. Given that we have no source of significant revenue, this assumption is subject to the further assumption that there will continue to be investment interest in equity funding to explore our mineral projects. We can give no assurance that we will continue to be able to raise sufficient funds. Should we be unable to continue to do so, we may be unable to realize on the carrying value of our projects and the net realizable value could be materially less than our liabilities, with a potential for total loss to our shareholders.

Critical Accounting Policies

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates include the assessment of recoverability of mineral properties, the determination of the amortization period of equipment, the estimated amounts of accrued liabilities and asset retirement obligation, and the realization of future tax assets.

We evaluate our estimates on an ongoing basis and base them on various assumptions that are believed to be reasonable under the circumstances. Our estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our accounting policies are set out in the notes to the accompanying consolidated financial statements.

Mineral Property Interests

Because we are in the exploration stage with respect to our mineral property interests, we follow the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral claims and crediting all revenues received against the cost of the related claims. If and when commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves. The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

Option payments received are credited against the cost of mineral properties. Where option payments received exceed the recorded acquisition costs of mineral claims, the amount in excess of the nominal costs of mineral claims is credited to earnings.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, our ability to obtain financing to complete development of the properties and on future production or proceeds of disposition.

Asset Retirement Obligations

Effective December 1, 2004, we adopted the new CICA accounting standard, CICA Handbook Section 3110, “Asset Retirement Obligations”, with respect to asset retirement obligations. Under the new standard, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying assets. The liabilities are subject to accretion over time for changes in the fair value of the liability through accretion charges to operations. We have determined that there is no liability obligation as at August 31, 2006.

Income Taxes

We account for income taxes using the liability method, whereby future tax assets and liabilities are determined based on differences between the financial reporting and the tax bases of assets and liabilities. These differences are measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. Income tax assets, including the benefit of income tax losses available for carry-forward, are only recognized to the extent that it is more likely than not that we will ultimately realize those assets. We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise we make provision for such items based on our best estimate of the final outcome of these matters.

Share Capital and Stock-Based Compensation

We record proceeds from share issuances net of related issue costs.

The Canadian Institute of Chartered Accountants (“CICA”) Accounting Standards Board has amended CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”, to require entities to account for employee stock options and other types of stock compensation using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured using the Black-Scholes option pricing model at the date of grant of the option and is recognized over the vesting period. Expected volatility is based on historical volatility of our stock. We utilize historical data to estimate option exercises and termination behaviour with the valuation model. The risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant. Actual results may differ materially from those estimates based on these assumptions.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred and recorded as share capital.

Results of Operations

Our annual and quarterly operating results are primarily affected by the level of exploration activity associated with our mineral property interests. Economic factors such as foreign exchange fluctuations, mineral prices and political and regulatory developments may also affect our operating results and the trading price of our common stock. In particular, the Vianey Silver Mine Project is located in Mexico. To our knowledge, there are no known governmental, economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, our operations or investments by our U.S. shareholders. Inflationary factors have not had a material impact on our operating results for fiscal 2006 or fiscal 2005.

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with our consolidated financial statements and interim financial statements included in Item 17 of this Registration Statement. Our results of operations are summarized below.

	Years Ended November 30
	2006	2005	2004
SALES	$ -	$ -	$ -
COST OF SALES	-	-	-
GROSS PROFIT	-	-	-
EXPENSES
Advertising and communications	40,291	24,331	-
Amortization	946	200	-
Bad debts	-	-	-
Consulting fees	243,080	27,000	-
Filing and transfer agent fees	31,423	36,490	-
Investor relations	263,396	47,721	-
Management fees	87,000	86,000	-
Office	55,488	10,486	1,372
Professional fees	147,051	90,961	21,901
Rent	28,694	14,000	-
Stock based compensation	536,753	384,518	-
Travel	36,821	16,999	-
Wages and benefits		17,700	7,623
LOSS BEFORE OTHER ITEMS	$ (1,470,943)	$ (756,406)	$ (30,896)
Abandonment of computer equipment	-	-	(9,714)
Abandonment of trademarks	-	-	(5,000)
Abandonment of mineral properties	-	(98,120)	-
Foreign exchange gain	2,714	78	-
Interest Income	8,004	4,756	-
NET LOSS FOR YEAR	(1,460,225)	(849,692)	(45,610)
Deficit, beginning of the year	(3,282,208)	(2,432,516)	(2,386,906)
DEFICIT, END OF YEAR	(4,742,433)	(3,282,208)	(2,432,516)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	19,375,422	13,443,316	4,579,065
BASIC AND DILUTED LOSS PER SHARE	$ (0.08)	$ (0.06)	$ (0.01)

A.           Operating Results

Year Ended November 30, 2006 versus Year Ended November 30, 2005

Income from Operations

We had no income from operations during the year ended November 30, 2006 or the year ended November 30, 2005 or the year ended November 30, 2004.

Net Loss

Our net loss for the year ended November 30, 2006 increased to $1,460,225 from $849,692 for the year ended November 30, 2005. The increase is due primarily to consulting fees of $243,080, stock-based compensation of $536,753, investor relations expenses of $263,396, advertising and communications expenses of $40,291, travel expenses of $36,821, office expenses of $55,488 and rent of $28,694 for the year ended November 30, 2006, as compared to consulting fees of $27,000, stock-based compensation of $384,518, investor relations expenses of $47,721, advertising and communications expenses of $24,331, travel expenses of $16,999, office expenses of $10,486 and rent of $14,000 for the year ended November 30, 2005. The reasons for these increased expenditures are provided in the discussion of these line items below.

Advertising and Communications

Our advertising and communications expenses increased to $40,291 from $24,331 for the year ended November 30, 2005 due to an increase in activity, our growing number of investors and marketing activities.

Consulting Fees

Our consulting fee expenses increased to $243,080 for the year ended November 30, 2006 from $27,000 for the year ended November 30, 2005 because we entered into several consulting agreements, including three financial consulting agreements that required monthly payments of $5,000 each, as well as a six-month financial consulting agreement that required a monthly payment of $6,000.

Filing and Transfer Agent Fees

Our expenses for filing and transfer agent fees decreased slightly to $31,423 for the year ended November 30, 2006 from $36,490 for the year ended November 30, 2005.

Investor Relations

Our investor relations expenses increased to $263,396 for the year ended November 30, 2006 from $47,721 for the year ended November 30, 2005 because we engaged the services of an investor relations consultant to implement investor relations programs and increase shareholder awareness. We also produced investor packages for circulation and created a website as part of our investor relations program.

Management Fees

Our management fee expenses increased slightly to $87,00 for the year ended November 30, 2006 from $86,000 for the year ended November 30, 2005.

Office Expenses

Our office expenses, which include the purchase, lease and maintenance of office equipment and office supplies, increased to $55,488 for the year ended November 30, 2006 from $10,486 for the year ended November 30, 2005 due to the leasing of large office equipment, including a photocopier and fax machine, the purchase of new office furniture, computer equipment and the need for additional office supplies.

Professional Fees

Our expenses for professional fees, which include accounting and legal fees, increased to $147,051 for the year ended November 30, 2006 from $90,961 for the year ended November 30, 2005 due to increased activity, filings and disclosure requirements.

Rent

Our rent payments increased to $28,694 for the year ended November 30, 2006 from $14,000 for the year ended November 30, 2005 due to moving to a larger office space.

Stock-Based Compensation

Our stock-based compensation expenses increased to $536,753 for the year ended November 30, 2006 from $384,518 for the year ended November 30, 2005 as a result of issuance of stock options to our officers and directors and certain consultants during the year ended November 30, 2006.

Travel

Our travel expenses increased to $36,821 for the year ended November 30, 2006 from $16,999 for the year ended November 30, 2005 due to increased travel of management to attend meetings, industry conventions and site visits to the properties.

Wages and Benefits

Our expenses for wages and benefits decreased to $nil for the year ended November 30, 2006 from $17,700 for the year ended November 30, 2005 due to the fact that we have no employees, but rather retain the services of independent contractors and consultants.

Interest Income

Our interest income is attributable to interest earned on our liquid investments, including cash and equivalents. Our interest income increased to $8,004 for the year ended November 30, 2006 from $4,756 for the year ended November 30, 2005.

Year Ended November 30, 2005 versus Year Ended November 30, 2004

Income from Operations

We had no income from operations during the year ended November 30, 2005 or the year ended November 30, 2004.

Net Loss

Our net loss for the year ended November 30, 2005 increased to $849,692 from $45,610 for the year ended November 30, 2004. The increase is due primarily to the fact that we were largely inactive in fiscal year 2004 and thus had limited expenses in that year. When we resumed operations in fiscal year 2005, we incurred a number of expenses, including stock-based compensation expenses of $384,518, a $98,120 write-off of mineral properties, management fees of $86,000, investor relations expenses of $47,721, filing and transfer agent fees of $36,490, consulting fees of $27,000 and advertising and communications expenses of $24,331 for the year ended November 30, 2005, as compared to $nil for each of these expenses for the year ended November 30, 2004. In addition, our expenses for professional fees increased to $90,961 for the year ended November 20, 2005 from $21,901 for the year ended November 30, 2004. The reason for these increased expenditures in 2005 are provided in the discussion of these line items below.

Advertising and Communications

Our advertising and communications expenses increased to $24,331 for the year ended November 30, 2005 from $nil for the year ended November 30, 2004. We incurred these expenses in 2005 primarily due to an increase in activity and marketing activities. We had no such expenses in 2004 because we were largely inactive that year.

Consulting Fees

Our consulting fee expenses increased to $27,000 for the year ended November 30, 2005 from $nil for the year ended November 30, 2004. We incurred these expenses in 2005 primarily for the hiring of consultants to conduct research, reports and due diligence on potential property acquisitions, and we had no such expenses in 2004 because we were largely inactive that year.

Filing and Transfer Agent Fees

Our expenses for filing and transfer agent fees increased to $36,490 for the year ended November 30, 2005 from $nil for the year ended November 30, 2004. We incurred these expenses in 2005 primarily for fees relating to financings and property acquisition activities, and we had no such expenses in 2004 because we were largely inactive that year.

Investor Relations

Our investor relations expenses increased to $47,721 for the year ended November 30, 2005 from $nil for the year ended November 30, 2004. We incurred these expenses in 2005 in connection with our efforts to increase shareholder awareness after being largely inactive in the prior year.

Management Fees

Our management fee expenses increased to $86,000 for the year ended November 30, 2005 from $nil for the year ended November 30, 2004. We incurred these expenses in 2005 primarily due to the increase in activity and size of our management team, and we had no such expenses in 2004 because we were largely inactive that year.

Office Expenses

Our office expenses, which include the purchase of office equipment, furniture and supplies, increased to $10,486 for the year ended November 30, 2005 from $1,372 for the year ended November 30, 2004 due to the increase in activity and expansion of our management team. Our office expenses were quite limited in 2004 because we were largely inactive that year.

Professional Fees

Our expenses for professional fees increased to $90,961 for the year ended November 30, 2005 from $21,901 for the year ended November 30, 2004 as we resumed activity after being largely inactive in the prior year.

Rent

Our rent payments increased to $14,000 for the year ended November 30, 2005 from $nil for the year ended November 30, 2004 due to acquiring an office space, which we did not have in 2004 as we were largely inactive.

Stock-Based Compensation

Our stock-based compensation expenses increased to $384,518 for the year ended November 30, 2005 from $nil for the year ended November 30, 2004 as a result of our issuance of stock options to our officers and directors and certain consultants during fiscal year 2005.

Travel

Our travel expenses increased to $16,999 for the year ended November 30, 2005 from $nil for the year ended November 30, 2004. We incurred these expenses in 2005 primarily for travel to potential property sites, meetings with financial groups and attending mining conferences.

Wages and Benefits

Our expenses for wages and benefits increased to $17,700 for the year ended November 30, 2005 from $7,623 for the year ended November 30, 2004 as we resumed activity after being largely inactive in the prior year.

Abandonment of Computer Equipment

We had a loss of $nil with respect to the abandonment of computer equipment for the year ended November 30, 2005 as opposed to $9,714 for the year ended November 30, 2004.

Abandonment of Trademarks

We had a loss of $nil with respect to abandonment of trademarks for the year ended November 30, 2005 as opposed to $5,000 for the year ended November 30, 2004, when we abandoned certain of our trademark(s) that were no longer in our interest to maintain.

Write-Off of Mineral Properties

We wrote off a loss of $98,120 with respect to four mining concessions in Mexico for the year ended November 30, 2005. On November 4, 2005, we signed a letter of intent with Cia Minera Dorosa, S.A. de C.V. to acquire a 100% interest in these concessions, and we paid US$80,000 upon signing this letter of intent. Subsequent to signing the letter of intent and making this payment, we decided not to pursue this project, and as a result, we have written off all costs incurred, which total $98,120. We did not have any such loss in the year ended November 30, 2004.

Interest Income

Our interest income is attributable to interest earned on our liquid investments, including cash and equivalents. Our interest income increased to $4,756 for the year ended November 30, 2005 from $nil for the year ended November 30, 2004.

B.           Liquidity and Capital Resources

Working Capital

We had a working capital deficiency of $224,486 at November 30, 2006, compared with a working capital of $222,712 at November 30, 2005 and $781,614 at November 30, 2004.

We are currently involved in multi-faceted exploration programs with respect to three exploration-stage projects — the Vianey Mine Silver Project, the Musgrove Creek Gold Project and the Empire Mine Project. These projects involve drilling, engineering and infrastructure studies, metallurgical testing, environmental, community and government communication programs, as well as financing and general management activities. We plan to spend approximately $500,000 in property expenditures on the Musgrove Creek Gold Project during 2007 and $1,500,000 on the Empire Mine Project by August 2007. In addition, we have spent approximately US$500,000 in exploration expenditures on the Vianey Mine Silver Project to date and plan to spend and an additional US$500,000 in exploration expenditures on this project before September 30, 2007.

In our opinion, we currently have sufficient working capital to meet the Company’s present requirements, however, we anticipate that we will require additional working capital for our future and ongoing requirements in order to continue our exploration programs and pay our operating expenses in fiscal 2007. We anticipate that this financing will be in the form of private placement equity financing. See the discussion below under this Section B. under the subheading “Requirement of Additional Equity Financing.”

To our knowledge, there are no known economic or legal restrictions on the ability of our foreign subsidiaries to transfer funds to the Company that have materially affected, or could materially affect, directly or indirectly, our ability to meet our cash obligations.

Cash and Cash Equivalents

We had cash of $30,474 at November 30, 2006, compared to cash of $290,713 at November 30, 2005 and $660,124 at November 30, 2004. Our total current assets at November 30, 2006 was $273,954, which consists of cash, accounts receivable, GST receivable, share subscriptions receivable and pre-paid expenses and deposits.

It is management’s opinion that we are not exposed to significant interest, currency or credit risks arising from our cash and cash equivalents, accounts receivable and accounts payable. Marketable securities are, by their nature, subject to market price and fluctuations. We value our marketable securities at the lower of cost and market.

Cash Used in Operating Activities

Cash used in our operating activities continues to increase as we expand our exploration projects. Cash used in operating activities increased to $566,553 for fiscal 2006, compared to $351,013 for fiscal 2005, compared to $259,355 for fiscal 2004. Cash used in fiscal 2004 was relatively high considering there were few operations during that year as a result of paying down over $200,000 of accounts payable from 2003. We anticipate that cash used in operating activities will continue to increase as we pursue our exploration activities at the Vianey Mine Silver Project, the Musgrove Creek Gold Project and the Empire Mine Project.

Cash Used in Investing Activities

We used $1,844,416 in investing activities during the year ended November 30, 2006, as compared to $486,176 in the year ended November 30, 2005, compared to $nil during the year ended November 30, 2004. The expenditures during 2006 are primarily attributable to $1,829,306 in mineral property expenditures relating to exploration expenditures at the Vianey Mine Silver Project, the Musgrove Gold Project and the Empire Mine Project. The fiscal year 2005 expenditures related primarily to our acquisition of our interests in the Vianey Mine Silver Project and the Musgrove Creek Gold Project. See Item 4, Section A, “History and Development of the Company—Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project and Empire Mine Project.”

We anticipate that cash used in investing activities will increase during fiscal 2007 as we continue our work at the Vianey Mine Silver Project, the Musgrove Creek Gold Project and the Empire Mine Project. We will also continue to explore potential opportunities for the acquisition of additional properties in 2007.

Cash Generated by Financing Activities

During the year ended November 30, 2006, we generated net proceeds of $2,162,118 from financing activities. We completed a non-brokered private placement for 3,765,232 units at $0.30 per unit for total proceeds of $1,129,570. The units consisted of one common share and one share purchase warrant. 5,745,000 share purchase warrants were exercised for total proceeds of $1,142,750. Our total issuance costs associated with these transactions were $110,202.

During the year ended November 30, 2005, we generated net proceeds of $474,593 from financing activities. 2,797,000 share purchase warrants were exercised for total proceeds of $322,149. Our total issuance costs associated with this transaction were $21,556. In addition, we received $174,000 in December 2004 in connection with one of the private placements of units as described in the following paragraph with respect to the year ended November 30, 2004.

During the year ended November 30, 2004, we generated net proceeds of $918,166 from financing activities. We received proceeds of $1,050,400 from the issuance of 8,787,000 units (the “Units”) in a series of three private placements. In each case the Units consisted of one share and one share purchase warrant. (As described in the previous paragraph, we did not receive $174,000 with respect to one of these private placements until December 2004, so we have counted that amount as cash generated from financing activities for the year ended November 30, 2005 rather than for the year ended November 30, 2004). In addition to these private placements during fiscal year 2004, 200,000 share purchase warrants were exercised for total proceeds of $20,000. Our total issuance costs in connection with these transactions were $152,274.

The purpose of the financings were to generate working capital and, particularly with respect to our financings in fiscal years 2004, 2005 and 2006, to provide financing for our mineral property acquisitions and exploration work on the properties.

Requirement of Additional Equity Financing

As described above, we are currently involved in exploration programs with respect to three exploration-stage projects—the Vianey Mine Silver Project, the Musgrove Creek Gold Project and the Empire Mine Project. These projects involves drilling, engineering and infrastructure studies, metallurgical testing, environmental, community and government communication programs, as well as financing and general management activities, and require significant funding, as described above in this Section B. under the subheading “Working Capital.”

We currently do not generate cash flow from operations to fund our activities and have therefore relied upon the issuance of equity securities for financing. We intend to continue relying upon the issuance of equity securities to finance our operations if required to the extent such instruments are issuable under terms acceptable to us. We anticipate that debt financing will not be a financing option available to us while we remain in the exploration stage.

Additional financing may also be available if the holders of our outstanding options and share purchase warrants determine to exercise these options and share purchase warrants. At November 30, 2006, we had approximately 2,100,000 stock options and 3,765,232 share purchase warrants outstanding. The exercise of these options and share purchase warrants is completely at the discretion of the holders. There is no assurance that any of these options or share purchase warrants will be exercised.

We do not have any arrangements in place for additional financing. Accordingly, there can be no assurance that we will be successful in our efforts to raise the required funds, if needed, or on terms that are satisfactory to us. We have not identified any further potential sources of long-term liquidity.

In addition, there can be no assurances that our actual costs will not exceed our planned expenditures. In the event that actual costs exceed planned expenditures, we will be required to obtain additional financing to continue our exploration efforts. There can be no assurances that we will be successful in our efforts to raise the required funds, if needed, or on terms that are satisfactory to us.

C.           Research and Development

We are a mineral exploration company with no producing properties and, as such, the information required by this item is inapplicable.

D.           Trend Information

Trends that we consider to be reasonably likely to have a material effect on our results of operations are discussed above under “Results of Operations” in Item 5.A and “Liquidity and Capital Resources” in Item 5.B of this Registration Statement. Further, we consider that our ability to raise additional financing in order to complete our exploration programs and the plan of operations for the Vianey Mine Silver Project, the Musgrove Creek Gold Project and the Empire Mine Project during our fiscal year 2007 and beyond will be impacted by prevailing prices for metals.

Results from drilling and mineralization estimates from these Projects indicate that they may have deposits of zinc, copper, lead, gold and silver. However, our Projects are in the exploration stage and we may never determine that these metals may be economically feasible to extract. The trading prices of these metals have been increasing for more than two years because of rising demand. The price of zinc averaged US$0.38/lb in 2003, US$0.48/lb in 2004 and US$0.62/lb in 2005. The price of copper averaged US$0.81/lb in 2003, US$1.30 in 2004 and US$1.59/lb in 2005. Lead prices averaged US$0.23/lb in 2003, US$0.40/lb in 2004 and US$0.43/lb in 2005. The price of gold averaged US$364/oz in 2003, US$410/oz in 2004 and US$445/oz in 2005. The price of silver averaged US$4.89/oz in 2003, US$6.69/oz in 2004 and US$7.32/oz in 2005.

We will require additional financing in order to continue our exploration programs during fiscal 2007 and beyond. We believe that declines in the prices of these metals will adversely impact our ability to obtain the necessary additional future financing.

As a natural resource exploration company, the interest in our stock, and our ability to raise financing and conduct work programs, is likely to be related to metals prices that, traditionally, have been cyclical in nature. If the global demand for metals and metal prices decrease, it could adversely impair our ability to raise financing and advance the exploration and development of the Vianey Mine Silver Project, the Musgrove Creek Gold Project and the Empire Mine Project.

E.           Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.           Tabular Disclosure of Contractual Obligations

The following table outlines our current contractual obligations as at November 30, 2006:

Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt Obligations	$ -	$ -	$ -	$ -	$ -
Capital (Finance) Lease Obligations	$ -	$ -	$ -	$ -	$ -
Operating Lease Obligations	$ 23,919	$ 23,919	$ 23,919	$ -	$ -
Purchase Obligations	$ -	$ -	$ -	$ -	$ -
Other Long-term Liabilities	$ -	$ -	$ -	$ -	$ -
Total	$ 23,919	$ 23,919	$ 23,919	$ -	$ -

G.           Safe Harbor

The safe harbor provided in section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934 shall apply to our statements pursuant to items 5.E and F of this registration statement.

ITEM 6           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

All of our directors are elected annually by the shareholders and hold office until the next annual general meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with our Articles of Incorporation. We held our last regular annual meeting on May 12, 2006. All of our directors are residents of Canada.

As at the date of this registration statement, the following list provides the names of our directors and senior management:

Name (1)	Position	Position Held Since
Jatinder (Jack) Bal(2)	President, Chief Executive Officer and Director	November 12, 2003
Lorne Torhjelm	Chief Financial Officer and Secretary	May 13, 2005 and May 18, 2004
Robert C. Bryce(2)	Director	February 21, 2005
Clinton Sharples	Director	October 19, 2005
Donald Gee(2)	Director	September 14, 2006
Leonard De Melt	Director	November 2, 2006

(1)

None of such persons has any family relationship with any other and none were elected as a director or appointed as an officer as a result of an arrangement or understanding with a major shareholder, customer, supplier or any other party.

(2)	Member of Audit Committee.

The following is biographical information on each of the persons listed above:

Jatinder (Jack) Bal (President, Chief Executive Officer and Director): Jatinder (Jack) Bal has served as our President, Chief Executive Officer and Director since November 2003, and is responsible for all aspects of our general management. Mr. Bal has over 11 years of experience in the resource industry and public markets. Mr. Bal has served as President of Centerline Capital Corp., a private management company since November 2003. From March 2003 to May 2003, Mr. Bal served as Vice President of Electronic Settlement Services, Inc. From October 1988 until October 2002, Mr. Bal served as Vice President and Director of Appareo Software Inc., a software company that Mr. Bal helped to successfully guide to its CDNX listing in 2000 (Mr. Bal also served as Director of Appareo from January 2003 until December 2003). In addition, Mr. Bal served on the board of directors of Saintstar Ventures Inc., a capital pool company, from April 2003 until December 2005 and Eaglestar Ventures Inc., also a capital pool company from January 2006 to March 2007. Mr. Bal is currently a director of CMC Metals Corp. and Tech Solutions Capital Corp., both of which are resource companies listed on the TSX Venture Exchange. Mr. Bal is also President and a director of Cascadia Energy Corp., a private US company in the business of acquiring and exploring oil and gas properties. Although Mr. Bal has other business interests, he devotes approximately 90% of his time to Journey.

Lorne Torhjelm (Chief Financial Officer and Secretary): Lorne Torhjelm has served as our Chief Financial Officer and Secretary since May 13, 2005 and May 18, 2004 respectively, and is responsible for overseeing all aspects of our finances. Mr. Torhjelm is a self-employed investment manager, and is currently President and a Director of Tech Solutions Capital Corp. and a Director of Panoro Minerals Ltd. In addition, Mr. Torhjelm is also Secretary and a director of Cascadia Energy Corp., a private US company in the business of acquiring and exploring oil and gas properties. Mr. Torhjelm was also President of RNJ Ventures Ltd. from January, 1989 to July, 2004. Mr. Torhjelm devotes approximately 40% of his time to Journey.

Robert C. Bryce (Director): Robert C. Bryce has served on our board of directors since February 2005. Since May 1996, Mr. Bryce has served as President and Director of Abitex Resources Ltd., a nickel exploration company based in Val d’Or, Quebec. From 1991 to 1994, Mr. Bryce was President of Mining Operations for Aur Resources Inc., where he was in charge of the construction and development of the 4,000 tonne-per-day Louvicourt base-metal mine in Quebec, and General Manager of BHP Billion’s 7,500 tonne-per-day Selbaie Mine in Quebec. Mr. Bryce currently serves as a Director for Western Wind Energy Corp. (since October 2000), Tagish Lake Gold Corp. (since November 2000), Kalahari Resources Inc. (since July 2003), Alexis Minerals Corp. (since September 2003) and Scorpio Mining Corp. (since May 2004).

Clinton Sharples (Director): Clinton Sharples has served on our board of directors since October 2005. Mr. Sharples has served as President of Paramount Pallet, Inc. since 2002; he was Controller and held various Vice President positions with Paramount Pallet from 1994 to 2002. In addition, Mr. Sharples has been a partner in FGI, Inc., a private investment company, since January 1999. Mr. Sharples has served as a Director of Modu-Loc Fence rentals, Thermal Energy International and the Canadian Pallet Council, since August 2005, December 2003 and January 2002, respectively.

Donald Gee (Director): Donald Gee was appointed to our board of directors on September 14, 2006. Mr. Gee has over 28 years of experience as a Chartered Accountant in private and public company management and consulting. He was the principal founder of Gee & Company Chartered Accountants. Mr. Gee currently serves as a director of the following public companies in the resource sector: Yankee Hat Minerals Inc, CMC Metals Corp. and a director and CFO of Evolving Gold Corp.. In addition, Mr. Gee currently serves as President and CEO of Acero-Martin Exploration, Inc., a resource company listed on the TSX Venture Exchange.

Leonard De Melt (Director): Leonard de Melt was appointed to our board of directors on November 2, 2006. Mr De Melt has held management positions with twelve mining companies internationally, and was instrumental in starting and building six mines, including Gulf Oil’s Rabbit Lake mine (uranium), Syncrude mine (oil sands), Denison Mines’ Quintette (coal), Homestake’s Golden Bear mine (gold), BHP’s Ekati mine (diamonds) and Goldust’s Croiner mine (gold). Mr. De Melt is the director of several public mining companies, including Acero-Martin, Grenville Gold Corporation, Canadian Shield Resources Inc., SYMC Resources Ltd. and International PBX Ventures Inc., all listed on the TSX Venture Exchange.

B. Compensation

We do not pay any salary, fees or other remuneration to any of our officers or directors other than share purchase options as described below and certain management fees to a company controlled by the President of the Company. Suring the year ended November 30, 2006, the Company paid management fees of $51,000 (2005 – $42,000) to Centerline Capital Corp., a company controlled by the President of the Company, for management and consulting services performed. Our board of directors, however, may decide to pay salary, fees or other remuneration to officers or directors at some time in the future in accordance with applicable securities laws and regulatory provisions.

Long-Term Incentive Plan Awards

We do not currently have a long-term incentive plan or any pension plans for our executive officers or employees, nor is any such plan contemplated.

Stock Options

We have a stock option plan that provides for the granting of incentive stock options up to a maximum of 10% of our issued and outstanding common shares. To date, we have issued stock options to directors, officers, employees and consultants. Terms of options granted are subject to determination and approval by our Board of Directors. All options are subject to a four-month hold period from the date of grant as imposed by the TSX Venture Exchange. Our stock option plan is more fully described in Item 6.E of this Registration Statement.

The stock options that we granted to our officers and directors during our fiscal year ended November 30, 2006 were as follows:

Option/SAR Grants During Our Fiscal Year ended November 30, 2006

Name and Position	Securities Under Options/ SARs Granted (#)	% of Total Options/ SARs Granted to Officers and Directors in Fiscal Year	Exercise or Base Price ($ / Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($ / Security)	Expiration Date

Donald Gee Director	200,000	16.67%	$0.30	$0.30	Sept. 15, 2011
Leonard De Melt Director	200,000	16.67%	$0.30	$0.31	Nov. 2, 2011

Subsequent to November 30, 2006, we granted the following stock options to our officers and directors:

Option/SAR Grants Since the End of Our Fiscal Year Ended November 30, 2006

Name and Position	Securities Under Options/ SARs Granted (#)	Exercise or Base Price ($ / Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($ / Security)	Expiration Date
Jatinder (Jack) Bal President, CEO and Director	150,000	$0.40	$0.42	February 23, 2012
Lorne Torhjelm CFO and Secretary	NIL	N/A	NIL	N/A
Robert C. Bryce Director	NIL	N/A	NIL	N/A
Clinton Sharples Director	NIL	N/A	NIL	N/A
Donald Gee Director	NIL	N/A	NIL	N/A
Leonard De Melt Director	NIL	N/A	NIL	N/A

The share options exercised by our officers and directors during our fiscal year ended November 30, 2006 and the values of such options at the end of such year were as follows:

Aggregate Option Exercises During Our Fiscal Year Ended November 30, 2006 and Fiscal Year-End Option/SAR Values

Name and Position	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at November 30, 2006 (#) Exercisable/ Unexercisable	Value of Unexercised in- the-Money Options/SARs at November 30, 2006 ($) Exercisable/ Unexercisable(1)
Jatinder (Jack) Bal President, CEO and Director	Nil	Nil	300,000	$36,000
Lorne Torhjelm CFO and Secretary	Nil	Nil	100,000	$12,000
Robert C. Bryce Director	Nil	Nil	200,000	$24,000

Name and Position	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at November 30, 2006 (#) Exercisable/ Unexercisable	Value of Unexercised in- the-Money Options/SARs at November 30, 2006 ($) Exercisable/ Unexercisable(1)
Clinton Sharples Director	Nil	Nil	200,000	$34,000
Donald Gee Director	Nil	Nil	200,000	$34,000
Leonard De Melt Director	Nil	Nil	200,000	$34,000

(1)

Value using the closing price of our common shares on the TSX Venture Exchange on November 30, 2006, being the last trading day of our shares for our fiscal year, of $0.47 per share, less the exercise price per share of $0.35 and $0.30 respectively.

C.           Board Practices

Our Directors have served in their respective capacities since their election appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with our Articles of Incorporation. Our directors are not entitled to any termination benefits upon early termination of their directorships.

Committees of the Board of Directors

The Board has appointed an Audit Committee but has not established any other committees to date.

The Board has adopted a charter for the Audit Committee in accordance with Multilateral Instrument 52-110, the Canadian regulatory policy regarding audit committees. The Audit Committee follows this charter in carrying out its audit and financial review functions. The text of the audit committee is attached as an Exhibit to this Registration Statement and is also available with our filings on www.SEDAR.com.

The Audit Committee reviews all of our financial statements prior to their publication, reviews audits, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and reviews fees for audit services. The Audit Committee meets both separately with auditors (without management present) as well as with management present to discuss the various aspects of our financial statements.

Our Audit Committee is currently comprised of Jatinder (Jack) Bal, Donald Gee and Robert C. Bryce. Mr. Bryce and Mr. Gee are independent as defined in Multilateral Instrument 52-110 Audit Committees, the Canadian regulatory policy respecting audit committees. Mr. Bal is not independent as he is the President and Chief Executive Officer of the Company. All members of the Audit Committee are “financially literate” as defined in MI 52-110. The audit committee typically meets each quarter.

D.           Employees

We have three independent contractors that work in our head office in Vancouver, British Columbia, performing administrative, legal, property management and management services. We do not have any current plans to make additional hires at this time, but we may make hires from time to time on an as-needed basis. During our fiscal years 2006, 2005, and 2004, we had an average of five, four and four independent contractors, respectively.

E.           Share Ownership

The shareholdings of our officers and directors are set forth below as at April 30, 2007.

Name and Position	Number of Common Shares	Percentage of Outstanding Common Shares Owned
Jatinder (Jack) Bal President, CEO and Director	1,543,500	5.5%
Lorne Torhjelm CFO and Secretary	643,744	2.3%
Robert C. Bryce Director	10,000	0%
Clinton Sharples Director	93,000	0.03%
Donald Gee Director	NIL	N/A
Leonard De Melt Director	865,000	3.1%
Total:	3,155,244	10.93%

Details of the stock options held by our officers and directors as of April 30, 2007 are as follows:

Name and Position	Grant Date	Expiry Date	Exercise Price	Total
Jatinder (Jack) Bal President, CEO and Director	April 26, 2005	April 26, 2010	$0.35	150,000

	February 23, 2007	February 23, 2012	$0.40	150,000

Lorne Torhjelm CFO and Secretary	April 26, 2005	April 26, 2010	$0.35	100,000

Robert C. Bryce Director	April 26, 2005	April 26, 2010	$0.35	200,000

Clinton Sharples Director	October 14, 2005	October 14, 2010	$0.30	200,000

Donald Gee Director	September 14, 2006	September 14, 2011	$0.30	200,000

Leonard De Melt Director	November 2, 2006	November 2, 2011	$0.30	200,000

Total				1,200,000

Each option may be exercised for one of our common shares at the exercise price.

As of April 30, 2007, our directors and officers as a group (the six persons listed above) owned or controlled an aggregate of 3,155,244 (or 10.93%) of our issued and outstanding shares, or 4,355,244 shares (or %15.38) on a diluted basis.

Stock Option Plan

We are currently listed on the TSX Venture Exchange. The TSX Venture Exchange requires that each company listed on the exchange have a stock option plan if the company intends to grant options. In order to comply with TSX Venture Exchange policy, and to provide incentive to directors, officers, employees, management and others who provide services to us to act in our best interests, our shareholders adopted a Stock Option Plan (the “Plan”) in 2004. Under TSX Venture Exchange policy, the continuation of the Plan requires annual shareholder approval at our annual meetings by ordinary resolution. Our shareholders approved the continuation of the Plan in 2005, and our shareholders most recently approved the Plan at the Annual General Meeting held on May 12, 2006.

Under the Plan, a maximum of 10% of our issued and outstanding common shares at the time an option is granted less common shares reserved for issuance outstanding in the Plan, will be reserved for options to be granted at the discretion of our Board of Directors to eligible optionees. This type of Plan is called a “rolling” plan. All options are subject to a four-month hold period from the date of grant as imposed by the TSX Venture Exchange.

Pursuant to the Plan, options granted to Directors, Officers, Employees and Consultants retained by the Company for a period of more than six months at the time the option is granted will be subject to vesting provisions. 1/3 of the total number of options granted will vest six months after the date of grant, a further 1/3 will vest one year after the date of grant and the remaining 1/3 will vest eighteen months after the date of grant. Options granted to an Employee or a Consultant who has been employed or retained by the Company for a period of less than six months at the time the option is granted will vest 1/3 of the total number of options one year after the date of grant; a further 1/3 will vest eighteen months after the date of grant and the remaining 1/3 will vest two years after the date of grant.

As of November 30, 2006, we had 2,100,000 options outstanding. As of April 30, 2007, we had 2,433,373 options outstanding.

ITEM 7           MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders Major Shareholders

We are a publicly-held corporation, with our shares held by residents of the United States, Canada and other countries. Other than Jatinder (Jack) Bal, the President and CEO of the Company, to the best of our knowledge, no other person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of our common shares. For these purposes, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security.

Mr. Bal currently owns 1,543,500 commons shares (or 5.5%) of our issued and outstanding share capital. The shares owned by Mr. Bal do not have different voting rights than any of our other common shares issued.

Geographic Breakdown of Shareholders

As of April 30, 2007, our shareholder register indicates that our common shares are held as follows:

		Percentage of	Number of registered
Location	Number of shares	total shares	shareholders of record
United States	1,280,928	4.5%	23
Canada	26 ,550,236	93.8%	68
Other	481,023	1.7%	3
Total:	28,312,187	100.0%	94

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

Transfer Agent

Our securities are recorded in registered form on the books of our transfer agent, CIBC Mellon Trust Company, located at Suite 1600 – 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1. However, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). We do not have knowledge or access to the identities of the beneficial owners of such shares registered through intermediaries.

Control

To the best of our knowledge, we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly. There are no arrangements known to us which, at a subsequent date, may result in a change in control of Journey.

Insider Reports under the British Columbia Securities Act

Under the British Columbia Securities Act, “insiders” (generally officers, directors and holders of 10% or more of our shares) are required to file insider reports of changes in their ownership in the first ten days of the month following a trade in our securities. Copies of such reports are available for public inspection at the offices of the British Columbia

Securities Commission, 9th Floor, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2 (telephone (604) 899-6500) or at the British Columbia Securities Commission website (www.bcsc.bc.ca). Since 2002, in British Columbia all insider reports must be filed electronically ten days following the date of the trade at www.sedi.ca. The public is able to access these reports at www.sedi.ca.

B.           Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect us or our predecessors during each of the years ended November 30, 2006, 2005 and 2004 and during the period from November 30, 2006 to the date hereof except as follows:

a)

A short term loan of $10,000 (2005 – $Nil) was advanced to a related company, Cascadia Energy Corp., with directors and officers in common. Jatinder Bal, the President of the Company, and Lorne Torhjelm, our Chief Financial Officer, are also directors and officers of Cascadia Energy Corp. The loan was unsecured, beared no interest, and had no specified terms for repayment. This loan was made on terms that would likely be unobtainable from unrelated third parties. This loan was advanced to Cascadia for general working capital purposes. The loan was advanced to Cascadia on September 20, 2006 and repaid on January 15, 2007. We do not expect to make future loans to Cascadia Energy Corp.

b)

An amount of $8,203 (2005 – $6,815) was due from the President of the Company for legal and other fees paid by the Company. The amounts were unsecured, beared no interest and had no specified terms of repayment. This loan was made on terms that would likely be unobtainable from unrelated third parties. The amount of $6,815 was advanced to the President on October 15, 2005 and $1,388 was advance on November 7, 2006. The total amount of $8,203 was repaid on January 15, 2007. The Company does not expect to make future loans to the President of the Company.

c)

An amount of $139,000 (2005 – $Nil) was due from the President of the Company for share purchase warrants exercised during the year ended November 30, 2006. This loan was made on terms that would likely be unobtainable from unrelated third parties. The loan was advance on November 19, 2006 and repaid in full on March 15, 2007. The Company does not expect to make future loans to the President of the Company by way of exercising share purchase warrants.

d)

During the year ended November 30, 2006, the Company paid management fees of $51,000 (2005 – $42,000) to a company controlled by the President of the Company, Centerline Capital Corp. for management and consulting services performed. Included in prepaid expense is $3,500 (2005 – $Nil) paid to Centerline for management fees for the month of December 2006.

e)

During the year ended November 30, 2006, the Company paid management fees of $36,000 (2005 – $44,000) to a company controlled by the brother of the President of the Company, 688435 B.C. Ltd., for management and consulting services performed, and a finder’s fee of $7,600 (2005 – $Nil) in connection with the private placement completed in fiscal 2006. Services provided to the Company by 688435 B.C. Ltd. included managing and assisting with property acquisitions and raising capital for the Company through private placement financings.

f)

During the year ended November 30, 2006, the Company paid rent, telephone and secretarial services of $Nil (2005 – $28,000) to a company which is 50% owned by the President of the Company, 488732 B.C. Ltd.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

For a description of our policies regarding the approval of transactions with related parties please see Item 10, Section B. under the heading “Directors - Director’s power to vote on a proposal, arrangement or contract in which the director is interested.”

C.           Interests of Experts and Counsel

Not applicable.

ITEM 8           FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

Financial Statements

The financial statements required as part of this Registration Statement are filed under Item 17 of this Registration Statement.

Legal Proceedings

Pursuant to a May 31, 2006 option agreement that we entered into with Trio Gold Corp. (“Trio”), we will be deemed to have earned a 50% interest in and to Trio’s interest in the Empire Mine Project upon our expenditure of US$1,500,000 for exploration on the property by August 31, 2007. Trio’s interest in the Empire Mine Project, in turn, is governed by an agreement (the “2004 Trio/Sultana Agreement”) dated March 17, 2004 (as amended June 30, 2004) between Trio and Sultana Resources LLC (“Sultana”), under which Trio has the right to acquire a 100% operating interest in the Empire Mine Project upon satisfaction of certain conditions. See Item 4, Section D, “Property, Plants and Equipment—The Empire Mine Project—Journey’s Interest.”

In June 2006 Sultana served Trio with a notice claiming breach of the 2004 Trio/Sultana Agreement. Sultana claims that Trio failed to complete a bankable feasibility study by December 31, 2005 as required under the agreement, and therefore, should assign the Empire Mine Property back to Sultana. Trio has advised us that it believes that Sultana’s claim has no merit and that it will vigorously defend its right to the property. In July 2006, Trio filed an answer and counterclaim to Sultana’s claim and to our knowledge the litigation is currently ongoing. There can be no assurance, however, that this claim will not impact on Trio’s (and thus, our) interest in the Empire Mine claims.

Dividends

We have not paid any dividends on any of our shares since incorporation. We do not currently have any intention of paying dividends. Our future dividend policy will be determined by our board of directors on the basis of earnings, financial requirements and other relevant factors.

B.           Significant Changes

WE HAVE NOT EXPERIENCED ANY SIGNIFICANT CHANGES SINCE THE DATE OF THE FINANCIAL STATEMENTS INCLUDED WITH THIS REGISTRATION STATEMENT EXCEPT AS DISCLOSED IN THIS REGISTRATION STATEMENT.

ITEM 9           THE OFFER AND LISTING

We have only one class of shares authorized, namely, common shares without par value. There are an unlimited number of shares authorized. All shares are initially issued in registered form. There are no restrictions on the transferability of the shares imposed by our constituting documents.

A.           Offer and Listing Details

Trading Markets

Our common shares are traded on the TSX Venture Exchange under the symbol “JNY”. We were listed on the Frankfurt Stock Exchange on November 28, 2006 under the symbol “JL4”. The following table shows the progression in high and low trading prices of our common shares on the TSX Venture Exchange for the periods listed.

	High	Low
	(CDN$)	(CDN$)
Annual (fiscal year)
2006	$0.48	$0.23
2005	$0.45	$0.16
2004	$0.45	$0.13

Quarterly
Fiscal 2007
Second Quarter (March 1 – May 31, 2007)	$0.41	$0.32
First Quarter (Dec. 1, 2006 – Feb. 28, 2007)	$0.47	$0.39
Fiscal 2006
Fourth Quarter (Sept. 1 – Nov. 30, 2006)	$0.48	$0.26
Third Quarter (June 1 – Aug. 31, 2006)	$0.33	$0.23
Second Quarter (March 1 – May 31, 2006)	$0.42	$0.28
First Quarter (Dec. 1, 2005-Feb. 28, 2006)	$0.39	$0.28

	High	Low
	(CDN$)	(CDN$)

Fiscal 2005
Fourth Quarter (Sept. 1 – Nov. 30, 2005)	$0.45	$0.29
Third Quarter (June 1 – Aug. 31, 2005)	$0.26	$0.16
Second Quarter (March 1 – May 31, 2005)	$0.35	$0.24
First Quarter (Dec. 1, 2004-Feb. 28, 2005)	$0.39	$0.18
Fiscal 2004
Fourth Quarter (Sept. 1 – Nov. 30, 2004)	$0.38	$0.29
Third Quarter (June 1 – Aug. 31, 2004)	$0.18	$0.13
Second Quarter (March 1 – May 31, 2004)	$0.25	$0.20
First Quarter (Dec. 1, 2003-Feb. 28, 2004)	$0.35	$0.17

Monthly
December 2006	$0.51	$0.41
November 2006	$0.48	$0.30
October 2006	$0.32	$0.28
September 2006	$0.33	$0.26
August 2006	$0.33	$0.23
July 2006	$0.32	$0.23

B.           Plan of Distribution

Not applicable.

C.           Markets

Our common shares have traded in Canada on the TSX Venture Exchange since September 26, 2000. In addition, our common shares have traded on the Frankfurt Stock Exchange since November 28, 2006.

D.           Selling Shareholders

Not applicable.

E.           Dilution

Not applicable.

F.           Expenses of the Issue

Not applicable.

ITEM 10           ADDITIONAL INFORMATION

A.           Share Capital

Our share capital consists of one class only, namely common shares without par value, of which an unlimited number of shares are authorized and 28,312,187 common shares without par value were issued and outstanding as fully paid and non-assessable as of April 30, 2007. By special resolution dated February 9, 2004 and approved by our shareholders, the TSX Venture Exchange and the British Columbia Registrar of Companies, our issued share capital was consolidated on a 10:1 basis. The stock consolidation has been reflected in the attached consolidated financial statements, and all applicable references as to the number of shares and per share information have been restated. All of our common shares rank pari passu (i.e. equally) for the payment of any dividends and distributions in the event of a windup. Shareholders approved amendments to our authorized share capital at the May 2005 annual general meeting. Our authorized share capital was increased to an unlimited number of common shares from 100,000,000 common shares. The accompanying audited consolidated financial statements provide details of all of our share issuances and the issue price per share since November 30, 2005. None of our shares are held by us or on behalf of us. A summary of our outstanding dilutive securities (convertible or exercisable into common shares) is as follows:

Warrants

Our outstanding common share purchase warrants as at November 30, 2006 are as follows:

Number of Share Purchase Warrants
Balance				Balance	Exercise
November 30,				November 30,	Price
2005	Issued	Exercised	Expired	2006	$	Expiry Date

1,003,000	-	(958,000)	(45,000)	-	0.15	March 1, 2006
100,000	-	-	(100,000)	-	0.40	July 20, 2006
1,787,000	-	(1,787,000)	-	-	0.15	September 28, 2006
3,000,000	-	(3,000,000)	-	-	0.30	November 19, 2006
-	2,536,666	-	-	2,536,666	0.38	January 13, 2008
-	1,228,566	-	-	1,228,566	0.38	March 21, 2008
5,890,000	3,765,232	(5,745,000)	(145,000)	3,765,232

Our outstanding common share purchase warrants as at April 30, 2007 are as follows:

Expiry date	Exercise Price	At April 30, 2007
March 21, 2008	$0.38	1,228,566
Jan. 13, 2008	$0.38	1,893,666
April 24, 2009	$0.55	2,801,430
		5,923,662

Management and Employee Incentive Options

The following table shows our outstanding options as at November 30, 2006. Another 500,000 options were granted between November 30, 2006 and April 30, 2007, details of which are provided in Item 6E of this Registration Statement.

Name	Number of Common Shares under Options Granted in Last Fiscal Year	Number of Common Shares under Options Outstanding at		Price Exercise (CDN$)	Expiration Date
		November 30, 2006	November 30, 2005
Directors:
Jatinder (Jack) Bal	NIL	300,000	300,000	$0.35	April 26, 2010
Lorne Torhjelm	NIL	100,000	100,000	$0.35	April 26, 2010
William H. Bird (1)	NIL	NIL	200,000	$0.35	October 14, 2006 (1)
Robert C. Bryce	NIL	200,000	200,000	$0.35	April 26, 2010
Clinton Sharples	NIL	200,000	200,000	$0.30	October 14, 2010
Robert Garnett (2)	NIL	NIL	115,000	$0.35	April 26, 2010(2)
Donald Gee	200,000	200,000	NIL	$0.30	September 15, 2011
Leonard De Melt	200,000	200,000	NIL	$0.30	November 2, 2011
Consultants:
688435 B.C. Ltd.	200,000	200,000	NIL	$0.30	April 3, 2011
In Controlle, LLC	100,000	100,000	NIL	$0.30	April 3, 2011
In Controlle, LLC	100,000	100,000	NIL	$0.30	September 8, 2011
Al McLellan	50,000	50,000	NIL	$0.30	April 3, 2011
Shawn Ruddy	50,000	50,000	NIL	$0.30	April 3, 2011
Noble House Capital Corp.	200,000	200,000	NIL	$0.20	October 24, 2011
D. Stewart Armstrong	100,000	100,000	NIL	$0.35	November 8, 2011
CHW Consulting Inc.	100,000	100,000	NIL	$0.40	November 30, 2011
Bearbeech Capital Partners (3)	NIL	NIL	100,000	$0.30	July 5, 2006 (3)
3 Oaks Investments (4)	NIL	NIL	100,000	$0.30	October 14, 2010(4)

Totals	1,300,000	2,100,000	1,315,000	–	–

(1)	Mr. Bird resigned as a director in September 2006.

(2)	Robert Garnett ceased to be a Director of the Company on May 13, 2005.

(3)	Consulting agreement with Bearbeech Capital Partners was terminated in April 2006.

(4)	Consulting agreement with 3 Oaks Investments was terminated in August 2006

The following table shows our outstanding options as at April 30, 2007:

Expiry date	Exercise price	Number
April 26, 2010	$0.35	450,000
October 14, 2010	$0.30	200,000
April 3, 2011	$0.30	400,000
September 8, 2011	$0.30	100,000
September 15, 2011	$0.30	200,000
October 24, 2011	$0.30	200,000
November 2, 2011	$0.30	200,000
November 8, 2011	$0.35	83,373
November 30, 2011	$0.40	100,000
February 23, 2012	$0.40	300,000
April 23, 2012	$0.35	200,000

Total	-	2,433,373

Other than stock options there are no arrangements with our employees to allow them to participate in our capital.

History of Share Capital

A summary of the changes to our share capital over the last three fiscal years are as follows:

	Number of	Amount
	Common Shares	$

Balance, November 30, 2004	10,093,898	3,214,130

Issued During the Year
For Cash
Exercise of Share Purchase Warrants	2,797,000	322,149
For Acquisition of Subsidiary	900,000	360,000
For Mineral Property – Musgrove Project	400,000	130,000

Share Issue Costs	-	(21,556)

Balance, November 30, 2005	14,190,898	4,004,723

Issued During the Year
For Cash
Private Placement	3,765,232	1,129,570
Exercise of Share Purchase Warrants	5,745,000	1,311,750
For Mineral Properties
Empire Project	900,000	261,000
Vianey Project	100,000	30,000

Finder’s Fees and Share Issue Costs	-	(110,203)

Balance, November 30, 2006	24,701,130	6,626,840

Fully Diluted Share Capital

A summary of our diluted share capital is as follows:

April 30, 2007

Issued	28,312,187
Options outstanding	2,433,373
Warrants outstanding	5,923,662
Fully diluted share position	36,669,222

B.           Memorandum and Articles of Association

We incorporated on March 29, 2000 as Access West Capital Corporation (“Access”) pursuant to the Company Act (British Columbia) under Corporation No. BC0604327. Subsequent to incorporation, we changed our name to Journey Unlimited Omni Brand Corporation. On November 4, 2005, we changed our name to Journey Resources Corp. Our corporate constituting documents are comprised of our Articles of Association (“Articles”) and Memorandum of Incorporation (“Memorandum”). A copy of our Articles and Memorandum are filed with this Initial Registration Statement on Form 20-F as exhibits. (See Item 19).

The Business Corporations Act (British Columbia) was adopted in British Columbia in March 2004 and is now in effect. The Business Corporations Act replaces the Company Act (British Columbia) and adopts many provisions similar to those contained in corporate legislation elsewhere in Canada. There is a mandatory transition process under the Business Corporations Act, so that all companies comply with the new regulations. We had until March 29, 2006 to file a transition application with the Corporate Registry in British Columbia, which includes bringing our charter documents into conformity with the Business Corporations Act. As part of our transition, we filed a Notice of Articles with the British Columbia Registrar of Companies on April 18, 2005.

Under the Business Corporations Act, every “pre-existing company” remains subject to certain “Pre-existing Company Provisions” contained in the Company Act (British Columbia) unless such provisions are removed with the approval of shareholders by way of a special resolution. Such Pre-existing Company Provisions include the following provisions that were relevant to us:

  The majority required to pass a special resolution is three-quarters of those votes cast at a properly constituted meeting of shareholders. Under the BCA a special resolution may be passed with a minimum two-thirds vote; and

  A repurchase or redemption of shares can only be offered pro-rata to all shareholders. This provision has been removed under the BCA.

In order to take full advantage of the flexibility offered by the BCA, our board of directors proposed removal of the Pre-existing Company Provisions in connection with our adoption of a new form of Articles that incorporates provisions permitted under the BCA. The removal of the Pre-existing Company Provisions required the affirmative vote of not less than three-quarters of the votes cast at a meeting of our shareholders, present in person or by proxy. This approval of our shareholders by special resolution was obtained at the annual general meeting of our shareholders held on May 13, 2005. The removal of the Pre-existing Company Provisions became effective upon the filing of a Notice of Alteration to our Articles with the British Columbia Registrar of Companies on November 4, 2005. Our shareholders also approved by special resolution the adoption of a new form of Articles (the “Articles”). We adopted the Articles with a view to updating our charter documents to bring them into line with the Business Corporations Act and incorporating some of the new provisions of the Business Corporations Act. These Articles became effective on November 4, 2005.

The following is a summary of certain material provisions of (i) our Notice of Articles, as amended by the Notice of Alteration approved by shareholders, (ii) our new Articles, as adopted by shareholders, and (iii) certain provisions of the Business Corporations Act applicable to us:

1.           Objects and Purposes

Our Memorandum and Articles are registered with the British Columbia Registrar of Companies , incorporation number BC0604327. Our Memorandum and Articles do not specify objects or purposes. We are entitled under the Business Corporations Act to carry on all lawful businesses which can be carried on by a natural person.

2.           Directors

Director’s power to vote on a proposal, arrangement or contract in which the director is interested.

According to the Business Corporations Act, a director holds a disclosable interest in a contract or transaction if:

1.	the contract or transaction is material to the company;
2.	the company has entered, or proposes to enter, into the contract or transaction, and
3.	either of the following applies to the director:
	a.	the director has a material interest in the contract or transaction;
	b.	the director is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction.

However, the Business Corporations Act also provides that in the following circumstances, a director does not hold a disclosable interest in a contract or transaction if:

1.	the situation that would otherwise constitute a disclosable interest arose before the coming into force of the

Business Corporations Act or, if the company was recognized under the Business Corporations Act, before that recognition, and was disclosed and approved under, or was not required to be disclosed under, the legislation that:

	a.	applied to the company on or after the date on which the situation arose; and
	b.	is comparable in scope and intent to the provisions of the Business Corporations Act;
2.	both the company and the other party to the contract or transaction are wholly owned subsidiaries of the same corporation;
3.	the company is a wholly owned subsidiary of the other party to the contract or transaction;
4.	the other party to the contract or transaction is a wholly owned subsidiary of the company; or
5.	where the director or senior officer is the sole shareholder of the company or of a corporation of which the company is a wholly owned subsidiary.

The Business Corporations Act further provides that a director of a company does not hold a disclosable interest in a contract or transaction merely because:

1.

the contract or transaction is an arrangement by way of security granted by the company for money loaned to, or obligations undertaken by, the director or senior officer, or a person in whom the director or senior officer has a material interest, for the benefit of the company or an affiliate of the company;

2.	the contract or transaction relates to an indemnity or insurance;
3.

the contract or transaction relates to the remuneration of the director or senior officer in that person’s capacity as director, officer, employee or agent of the company or of an affiliate of the company;

4.

the contract or transaction relates to a loan to the company, and the director or senior officer, or a person in whom the director or senior officer has a material interest, is or is to be a guarantor of some or all of the loan; or

5.

the contract or transaction has been or will be made with or for the benefit of a corporation that is affiliated with the company and the director or senior officer is also a director or senior officer of that corporation or an affiliate of that corporation.

Under our Articles, a director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which we have entered or propose to enter:

1.	is liable to account to us for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Act;

2.

is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution;

3.

and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act. No director or intended director is disqualified by his or her office from contracting with us either with regard to the holding of any office or place of profit the director holds with us or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of us in which a director is in any way interested is liable to be voided for that reason

Directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

The compensation of the directors is decided by the directors unless the board of directors requests approval to the compensation from the shareholders by ordinary resolution. The Business Corporations Act provides that a director of a company does not hold a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director or senior officer in that person’s capacity as director, officer, employee or agent of ours or of an affiliate of ours.

Borrowing powers exercisable by the directors.

Under the Articles, the directors may, on our behalf:

1.	borrow money in such manner and amount, on such security, from such sources and upon such terms, and conditions as they consider appropriate;

2.

issue bonds, debentures, and other debt obligations either outright or as a security for any liability or obligation of ours or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

3.	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

4.

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of ours.

Retirement and non-retirement of directors under an age limit requirement.

There are no such provisions applicable to us under our Memorandum or our Articles or the Business Corporations Act.

Number of shares required for a director’s qualification.

Directors need not own any of our shares in order to qualify as directors.

3.           Rights, Preferences and Restrictions Attaching to Each Class of Shares

Dividends

Dividends may be declared by the Board out of available assets and are paid rateably to holders of common shares. The Business Corporations Act provides that no dividend may be paid if we are, or would thereby become, insolvent.

Voting Rights

Each of our shares is entitled to one vote on matters to which common shares ordinarily vote including the annual election of directors, appointment of auditors and approval of corporate changes. Directors automatically retire at each annual meeting, and may be elected thereat. There are no staggered directorships among our directors. There are no cumulative voting rights applicable to us. Directors are elected and appointed by way of ordinary resolution, which is a simple majority of the votes cast by shareholders voting shares that carry the right to vote at general meetings.

Rights to Profits and Liquidation Rights

All of our common shares participate rateably in any of our net profit or loss and shares rateably any available assets in the event of a winding up or other liquidation.

Redemption

We have no redeemable securities authorized or issued.

Sinking Fund Provisions

We have no sinking fund provisions or similar obligations.

Shares Fully Paid

All of our shares must, by applicable law, be issued as fully paid for cash, property or services. They are therefore non-assessable and not subject to further calls for payment.

Pre-emptive Rights

There are no pre-emptive rights applicable to us which provide a right to any person to participate in offerings of our equity or other securities.

With respect to the rights, preferences and restrictions attaching to our common shares, there are generally no significant differences between Canadian and United States law as the shareholders, or the applicable corporate statute, will determine the rights, preferences and restrictions attaching to each class of our shares.

4.           Changes to Rights and Restrictions to Shares

The Business Corporations Act provides that a company may, by the type of shareholders’ resolution specified by the articles, or, if the articles do not specify the type of resolution, by a special resolution:

i)

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

ii)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

Our Articles provide that, subject to the Business Corporations Act and any regulatory or stock exchange requirements applicable to us, we may by ordinary resolution or a resolution of the directors (or a resolution of the directors in the case of §(c) or §(f) below):

(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)

increase, reduce or eliminate the maximum number of shares that we are authorized to issue out of any class or series of shares or establish a maximum number of shares that we are authorized to issue out of any class or series of shares for which no maximum is established;

(c)	subdivide or consolidate all or any of our unissued, or fully paid issued, shares;

(d)	if we are authorized to issue shares of a class of shares with par value:

(i) decrease the par value of those shares; or

(ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)	change all or any of our unissued, or fully paid issued, shares with par value into shares without par value or any of our unissued shares without par value into shares with par value;

(f)	alter the identifying name of any of our shares; or

(g)	otherwise alter our shares or authorized share structure when required or permitted to do so by the Act where it does not specify a special resolution.

An ordinary resolution is a resolution of shareholders that is approved by a majority of those votes cast at a properly constituted meeting of shareholders. Our Articles provide that a special resolution is a resolution of shareholders that is approved by two thirds (66 2/3%) of those votes cast at a properly constituted meeting of shareholders.

If special rights and restrictions are altered and any right or special right attached to issued shares is prejudiced or interfered with, then the consent of the holders of shares of that class or series by a special separate resolution will be required.

The Business Corporations Act also provides that a company may reduce its capital if it is authorized to do so by a court order, or, if the capital is reduced to an amount that is not less than the realizable value of the company’s assets less its liabilities, by a special resolution or court order.

Generally, there are no significant differences between British Columbia and United States law with respect to changing the rights of shareholders as most state corporation statutes require shareholder approval (usually a majority) for any such changes that affect the rights of shareholders.

5.           Meetings of Shareholders

Our Articles provide that we must hold our annual general meeting once in every calendar year (being not more than 15 months from the last annual general meeting) at such time and place to be determined by our directors. Shareholders meetings are governed by our Articles but many important shareholder protections are also contained in the Securities Act (British Columbia) (the “Securities Act”) and the British Columbia Corporations Act. Our Articles provide that we will provide at least 21 days’ advance written notice of any meeting of shareholders and will provide for certain procedural matters and rules of order with respect to conduct of the meeting. The directors may fix in advance a date, which is no fewer than 21 days prior to the date of the meeting for the purpose of determining shareholders entitled to receive notice of and to attend and vote at a general meeting.

The Securities Act and the British Columbia Corporations Act superimpose requirements that generally provide that shareholders meetings require not less than a 60 day notice period from initial public notice and that we make a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders. The form and content of information circulars and proxies and like matters are governed by the Securities Act and the British Columbia Corporations Act. This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions. We must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder’s determination. The meeting must be held within 13 months of the previous annual shareholders meeting and must present audited statements which are no more than 180 days old at such meeting.

Most state corporation statutes require a public company to hold an annual meeting for the election of directors and for the consideration of other appropriate matters. The state statutes also include general provisions relating to shareholder voting and meetings. Apart from the timing of when an annual Meeting must be held and the percentage of shareholders required to call an annual Meeting or an extraordinary meeting, there are generally no material differences between Canadian and United States law respecting annual meetings and extraordinary meetings.

6.           Rights to Own Securities

There are no limitations under our Articles or in the Business Corporations Act on the right of persons who are not citizens of Canada to hold or vote common shares.

7.           Restrictions on Changes in Control, Mergers, Acquisitions or Corporate Restructuring of the Company

Our Articles do not contain any provisions that would have the effect of delaying, deferring or preventing a change of control. We have not implemented any shareholders’ rights or other “poison pill” protection against possible take-overs. We do not have any agreements which are triggered by a take-over or other change of control. There are no provisions in our Articles triggered by or affected by a change in outstanding shares which gives rise to a change in control. There are no provisions in our material agreements giving special rights to any person on a change in control.

The Business Corporations Act does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of a company.

8.           Ownership Threshold Requiring Public Disclosure

Our Articles do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to our shareholders. There are no requirements under British Columbia corporate law to report ownership of our shares but the Securities Act requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 10 days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales. Effective January 31, 2003 all insider trading reports filed by our insiders pursuant to Canadian securities legislation are available on the Internet at www.sedi.ca.

Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require a company that is subject to the reporting requirements of the Securities Exchange Act of 1934 to disclose, in its annual reports filed with the Securities and Exchange Commission those shareholders who own more than 5% of a corporation’s issued and outstanding shares.

9.           Differences in Law between the US and British Columbia

The threshold of share ownership percentage requiring disclosure of ownership is higher in the home jurisdiction of British Columbia (a 10% threshold) than the United States where U.S. securities law prescribes a 5% threshold for ownership disclosure. Other differences in the law between United States and British Columbia, where applicable, have been explained above within each category.

10.           Changes in the Capital of the Company

There are no conditions imposed by our Notice of Articles or Articles which are more stringent than those required by the Business Corporations Act.

C.           Material Contracts

The material contracts to which we are a party which were entered into during the last two years are as follows:

1.           Share Purchase Agreement with Murcielago Capital S.A. dated April 11, 2005 in relation to the Vianey Mine Silver Project, as discussed in Item 4.A of this Registration Statement under the heading “Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project and Empire Mine Project”;

2.           Option Agreement with two individuals dated April 11, 2005 in relation to the Vianey Mine Silver Project, as discussed in Item 4.A of this Registration Statement under the heading “Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project and Empire Mine Project”;

3.           Option Agreement with Wits Basin Precious Minerals, Inc. dated June 28, 2006 in relation to the Vianey Mine Silver Project, as discussed in Item 4.A of this Registration Statement under the heading “Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project and Empire Mine Project”;

4.           Drilling Services Agreement with Minerales Jazz S.A. de C.V. and CanMex Diamond Drill S.A. de C.V. dated September 20, 2006 whereby CanMex agreed to provide certain drilling services in relation to the Vianey Mine Silver Project. Pursuant to the terms of this agreement, we paid CanMex an advance of US$105,000. We have also agreed to pay CanMex USD$10,000 for mobilization and demobilization, and to pay CanMex for drilling services at a basic fee of US$105 per meter with a US$90 per hour standby fee if CanMex is requested to standby and wait or if it must wait for the availability of water. Certain other survey tests, if required, will be charged to us at a cost of US$60 per hour. In addition, we will be charged for materials at cost plus 15%.

5.           Purchase Option Agreement with Wave Exploration Corp. dated November 30, 2005 in relation to the Musgrove Creek Gold Project, as discussed in Item 4.A of this Registration Statement under the heading “Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project and Empire Mine Project”;

6.           Assignment Agreement with Wave Exploration Corp. dated January 3, 2006 in relation to the Musgrove Creek Gold Project, whereby Wave Exploration Corp. assigned is lease to certain mineral claims to us upon exercise of our option under the Option Agreement set forth in numbered paragraph 5 immediately above.

7.           Option Agreement with Trio Gold Corp. dated May 31, 2006 in relation to the Empire Mine Project, as discussed in Item 4.A of this Registration Statement under the heading “Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project and Empire Mine Project”;

8.           Letter of Intent with Cia Minera Dorosa, S.A. de C.V. dated November 4, 2005, to acquire 100% of the undivided interest in four mining concessions in Mexico. We paid US$80,000 upon signing the Letter of Intent. We have decided not to pursue this and have written off our costs associated with this agreement.

9.           Stock Option Plan dated May 13, 2005, which is substantially similar to our Stock Option Plan discussed in numbered paragraph 10 immediately below.

10.           Stock Option Plan dated April 7, 2006 and approved by our shareholders on May 12, 2006, as discussed in Item 6.E. of this Registration Statement under the heading “Stock Option Plan”.

D.           Exchange Controls

We are incorporated pursuant to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of our common shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See “Taxation”, below.

There is no limitation imposed by the laws of Canada or by our charter or other constituent documents on the right of a non-resident to hold or vote its common shares, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”). The following discussion summarizes the material features of the Investment Act for a nonresident who proposes to acquire a controlling number of our common shares. It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments. We do not believe the Investment Act will have any affect on us or on our non-Canadian shareholders due to a number of factors including the nature of our operations and our relatively small capitalization.

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (i.e. a “non-Canadian”), unless after review the Director of Investments appointed by the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in our common shares by a non-Canadian (other than a “WTO Investor” as that term is defined in the Investment Act and which term includes entities which are nationals of, or are controlled by nationals of, member states of the World Trade Organization) when we were not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of us and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of our assets. An investment in our common shares by a WTO Investor, or by a non-Canadian when we were controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of us and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2005 exceeds CDN$250 million. A non-Canadian would acquire control of us for the purposes of the Investment Act if the non-Canadian acquired a majority of our common shares. The acquisition of less than a majority but one-third or more of such common shares would be presumed to be an acquisition of control of us unless it could be established that, on the acquisition, we were not controlled in fact by the acquiror through the ownership of our common shares.

The foregoing assumes we will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to our common shares would be exempt from the Investment Act, including:

(a)	an acquisition of our common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

(b)

an acquisition of control of us in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and

(c)

an acquisition of control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through the ownership of our common shares, remained unchanged.

E.           Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of our common shares by a holder (in this summary, a “U.S. Holder”) who, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is not resident in Canada, deals at arm’s length with us, holds our common shares as capital property and does not use or hold our common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the “Treaty”), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) our common shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Customs and Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. The immediately following summary does not take into account Canadian provincial, U.S. federal (which follows further below), state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder’s particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

Dividends

Dividends paid or deemed to be paid to a U.S. Holder by us will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of our voting shares). We will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder’s account.

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of any of our common shares in the open market unless the share is “taxable Canadian property” to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. A common share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length alone or together owned, or had rights to acquire, 25% or more of our issued shares of any class or series. If our shares constitute taxable Canadian property to the holder, the holder may be subject to Canadian income tax on the gain. The taxpayer’s capital gain or loss from a disposition of the share is the amount, in any, by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base and reasonable expenses of disposition. One-half of the capital gain is included in income and one-half of the capital loss is deductible from capital gains realized in the same year. Unused capital losses may be carried back three taxation years or forward indefinitely and applied to reduce capital gains realized in those years. It should be noted that Canada requires a withholding tax on the gross proceeds of a sale of taxable Canadian property by a non-resident. The withholding tax may be reduced on completion and approval of a Clearance Certificate request. If the disposition of the share is subject to tax in Canada, the non-resident must also file a Canadian income tax return reporting the disposition.

A U.S. Holder whose common shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, will generally be relieved from such liability under the Treaty unless the value of such shares at the time of disposition is derived principally from real property situated in Canada. The value of our common shares is not currently derived principally from real property situated in Canada.

United States Tax Consequences

United States Federal Income Tax Consequences

The following is a discussion of all material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of our common shares. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see “Taxation - Canadian Federal Income Tax Consequences” above). Accordingly, we urge holders and prospective holders of our common shares to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of our common shares, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of our common shares who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an entity created or organized in or under the laws of the United States or of any political subdivision thereof which has elected to be treated as a corporation for United States federal income tax purposes (under Treasury Regulation Section 301.7701 -3), an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own our common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of our total outstanding stock. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Our Common Shares

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed US$200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on our common shares generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of our voting power and value may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of our voting power and value) deduction of the United States source portion of dividends received from us (unless we qualify as a “passive foreign investment company,” as defined below). We do not anticipate that we will earn any United States income, however, and therefore we do not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on our common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of our common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income, “ “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by us will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Our Common Shares

In general, U.S. Holders will recognize gain or loss upon the sale of our common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in our common shares. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of our common shares will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Investment Company

If 50% or more of the combined voting power or total value of our outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. We do not believe that we currently qualify as a foreign investment company. However, there can be no assurance that we will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. We appear to have been a PFIC for the fiscal year ended November 30, 2006, and at least certain prior fiscal years. In addition, we expect to qualify as a PFIC for the fiscal year ending November 30, 2007 and we may also qualify as a PFIC in future fiscal years. Each of our U.S. Holders is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

Each of our U.S. Holders who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of our stock. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

A U.S. Holder who elects to treat us as a qualified electing fund (“QEF”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which we qualify as a PFIC on his pro rata share of our (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder’s taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder’s tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which we are a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a “timely” QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, we qualified as a PFIC in a prior year during the U.S. Holder’s holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if we are a controlled foreign corporation, the U.S. Holder’s pro rata share of our post-1986 earnings and profits as of the qualification date. The qualification date is the first day of our first tax year in which we qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an “Electing U.S. Holder.” A U.S. Holder who holds common shares at any time during a year of ours in which we are a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a “Non-Electing U.S. Holder.” An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Journey common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of our annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as “personal interest” that is not deductible.

In order for a U.S. Holder to make (or maintain) a valid QEF election, we must provide certain information regarding our net capital gains and ordinary earnings and permit our books and records to be examined to verify such information. We intend to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to us. We urge each U.S. Holder to consult a tax advisor regarding the availability of, and procedure for making, the QEF election.

A QEF election, once made with respect to us, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and we cease to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which we do not qualify as a PFIC. Therefore, if we again qualify as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which we qualify as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in our shares. Therefore, if such U.S. Holder reacquires an interest in us, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which we qualify as a PFIC.

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Journey common shares and (ii) certain “excess distributions,” as defined in Section 1291(b), by us.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Journey common shares and all excess distributions on his Journey common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder’s period prior to the first day of the first year of Journey (i) which began after December 31, 1986, and (ii) for which we were a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If we are a PFIC for any taxable year during which a Non-Electing U.S. Holder holds our common shares, then we will continue to be treated as a PFIC with respect to such common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to our common shares. A U.S. Holder who makes the mark-to-market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of our common shares as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S.

Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for our common shares included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in our common shares will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless our common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether our common shares are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of our common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee’s basis is generally equal to the fair market value of the Electing U.S. Holder’s common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of our shares is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. Holder makes a timely QEF election with respect to our common shares, certain adverse rules may apply in the event that we are a PFIC and any foreign corporation in which we directly or indirectly holds shares is a PFIC (a “lower-tier PFIC”). Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto. We intend to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of ours that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called “indirect disposition” of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by us (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder’s proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by us (or an intermediate entity). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from us and does not dispose of his or its common shares. We strongly urge each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

Certain special, generally adverse, rules will apply with respect to our common shares while we are a PFIC unless the U.S. Holder makes a timely QEF election. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all our of shares entitled to vote or the total value of our shares is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all of our classes of shares entitled to vote (“United States Shareholder”), we could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of our common shares which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of Journey attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. We do not believe that we currently qualify as a CFC. However, there can be no assurance that we will not be considered a CFC for the current or any future taxable year.

F.           Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Included with this Registration Statement are the following consents with respect the inclusion of, or reference to, their reports in this Registration Statement:

1.

Consent of our auditors, Watson, Dauphinee & Masuch, Chartered Accountants, to the inclusion of their auditors’ report dated February 23, 2007 on our consolidated financial statements for the years ended November 30, 2006, 2005 and 2004.

2.	Consents of David K. Makepeace, P.Eng. and Michael A. McClave, L.P. Geo. on the Musgrove Creek Technical Report referred to in Item 4.D.

3.	Consent of Rodney A. Blakestad, J.D., C.P.G. on the 2005 Vianey Technical Report referred to in Item 4.D.

4.	Consent of Robert M. Hatch L.G. on the Empire Mine Technical Report referred to in Item 4.D.

H.           Documents on Display

Exhibits attached to this Registration Statement are also available for viewing at our offices, Suite 1208 – 808 Nelson Street, Vancouver, British Columbia V6Z 2H2 or you may request them by calling our office at 604-633-2442. Copies of our consolidated financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.sedar.com.

I.           Subsidiary Information

Not applicable.

ITEM 11           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

a) Transaction Risk and Currency Risk Management

Our operations do not employ complex financial instruments or derivatives, and given that we keep our excess funds in high-grade short-term instruments, we do not have significant or unusual financial market risks. In the event we experience substantial growth in the future, our business and results of operations may be materially affected by changes in interest rates on new debt financings, the granting of credit options to our customers, and certain other credit risks associated with our operations.

b) Interest Rate Risk and Equity Price Risk

We are equity financed and do not have any debt which could be subject to significant interest rate change risks. We have raised equity funding through the sale of securities denominated in Canadian dollars, and will likely raise additional equity funding denominated in Canadian dollars in the future.

c) Exchange Rate Sensitivity

A significant portion of our administrative operations are in Canada. We typically hold most of our funds in Canadian dollars and report the results of our operations in Canadian dollars. We incur certain of our exploration expenditures in Mexican pesos, but our largest contracts for services (such as drilling) are typically denominated in U.S. dollars. As such, an increase in the value of the United States dollar relative to the Canadian dollar would result in higher foreign exchange losses.

d) Commodity Price Risk

While the value of our mineral properties can always be said to relate to the price of the commodity and the outlook for same, we do not have any operating mines nor economic ore and therefore do not have any hedging arrangements.

ITEM 12           DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.           Debt Securities.

Not applicable.

B.           Warrants and Rights.

At April 30, 2007, we had the following warrants outstanding:

Expiry date	Exercise Price	At April 30,2007
March 21, 2008	$0.38	1,228,566
Jan. 13, 2008	$0.38	1,893,666
April 24, 2009	$0.55	2,801,430
		5,923,662
3

Each warrant is exercisable for one of our common shares.

C.           Other Securities

Not applicable.

D.           American Depositary Shares

Not applicable.

PART II

ITEM 13           DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15           CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A        AUDIT COMMITTEE FINANCIAL EXPERTS

Not applicable.

ITEM 16B        CODE OF ETHICS

Not applicable.

ITEM 16C        PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D         EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E        PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17           FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

1.	Audited Consolidated Financial Statements of Journey Resources Corp. for the fiscal years ended November 30, 2006, 2005 and 2004, comprised of the following:

	(a)	Management’s Responsibility for Financial Reporting;

(b)

Auditor’s Report of Watson Dauphinee & Masuch, Chartered Accountants, on the Consolidated Balance Sheets as at November 30, 2006, 2005 and the Consolidated Statements of Operations and Deficit and Cash Flows for the years ended November 30, 2006, 2005 and 2004;

	(c)	Comments by Auditors for U.S. Readers on Canada—U.S. Reporting Difference;

	(d)	Consolidated Balance Sheets as at November 30, 2006 and 2005;

	(e)	Consolidated Statements of Operations and Deficit for the years ended November 30, 2006, 2005 and 2004;

	(f)	Consolidated Statements of Cash Flows for the years ended November 30, 2006, 2005 and 2004;

	(g)	Notes to the Consolidated Financial Statements.

ITEM 18           FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17.

ITEM 19           EXHIBITS

The following exhibits are included in this Initial Registration Statement on Form 20-F:

Exhibit
Number	Description

1.	Certificate of Incorporation and the Articles of Incorporation of the Company

Notice of Articles and Notice of Alteration as filed with the British Columbia Registrar of Companies

Audit Committee of the Board of Directors Charter, as discussed in Item 6.C of this Registration Statement under the heading “Board Practices - Committees of the Board of Directors”

4.	Material contracts to which we are a party which were entered into during the last two years:

1) Share Purchase Agreement with Murcielago Capital S.A. dated April 11, 2005 in relation to the Vianey Mine Silver Project, as discussed in Item 4.A of this Registration Statement under the heading “Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project and Empire Mine Project”;

2) Option Agreement with two individuals dated April 11, 2005 in relation to the Vianey Mine Silver Project, as discussed in Item 4.A of this Registration Statement under the heading “Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project and Empire Mine Project”;

3) Option Agreement with Wits Basin Precious Minerals, Inc. dated June 28, 2006 in relation to the Vianey Mine Silver Project, as discussed in Item 4.A of this Registration Statement under the heading “Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project and Empire Mine Project”;

4) Drilling Services Agreement with Minerales Jazz S.A. de C.V. and CanMex Diamond Drill S.A. de C.V. dated September 20, 2006 whereby CanMex agreed to provide certain drilling services in relation to the Vianey Mine Silver Project.

5) Joint Venture Agreement with Wits Basin Precious Minerals, Inc. dated December 18, 2006 in relation to the Vianey Mine Silver Project as discussed in Item 4.A of this Registration Statement under the heading “Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project and Empire Mine Project”;

6) Purchase Option Agreement with Wave Exploration Corp. dated November 30, 2005 in relation to the Musgrove Creek Gold Project, as discussed in Item 4.A of this Registration Statement under the heading “Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project and Empire Mine Project”;

7) Assignment Agreement with Wave Exploration Corp. dated January 3, 2006 in relation to the Musgrove Creek Gold Project, whereby Wave Exploration Corp. assigned is lease to certain mineral claims to us upon exercise of our option under the Option Agreement set forth in numbered paragraph 5 immediately above.

8) Option Agreement with Trio Gold Corp. dated May 29, 2006 in relation to the Empire Mine Project, as discussed in Item 4.A of this Registration Statement under the heading “Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project and Empire Mine Project”;

4. (iv)	Stock Option Plan dated May 13, 2005, which is substantially similar to our Stock Option Plan discussed in numbered paragraph 10 immediately below.

Stock Option Plan dated April 7, 2006 (as amended by directors’ resolution dated October 12, 2006) and approved by our shareholders on May 12, 2006, as discussed in Item 6.E. of this Registration Statement under the heading “Stock Option Plan”.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

JOURNEY RESOURCES CORP.

Per:	“Jatinder (Jack) Bal”
Name: Jatinder (Jack) Bal
Title: President, Chief Executive Officer and Director

DATED:           May 31, 2007

JOURNEY RESOURCES CORP.

(Formerly Journey Unlimited Omni Brand Corporation)

November 30, 2006 and 2005
(Expressed in Canadian Dollars)

Consolidated Financial Statements

o	Auditors’ Report

o	Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Difference

o	Balance Sheets

o	Statements of Operations and Deficit

o	Statements of Cash Flows

o	Notes to the Financial Statements

102

Auditors’ Report

To the Shareholders of:
JOURNEY RESOURCES CORP.
(Formerly Journey Unlimited Omni Brand Corporation)

We have audited the Consolidated Balance Sheets of Journey Resources Corp. (formerly Journey Unlimited Omni Brand Corporation) as at November 30, 2006 and 2005 and the Consolidated Statements of Operations and Deficit and Cash Flows for the years ended November 30, 2006, 2005 and 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2006 and 2005 and the results of its operations and cash flows for the years ended November 30, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

“Watson Dauphinee & Masuch”
Chartered Accountants

Vancouver, B.C.
February 23, 2007

103

Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to these consolidated financial statements. Our report to the shareholders dated February 23, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

“Watson Dauphinee & Masuch”
Chartered Accountants

Vancouver, B.C.
February 23, 2007

104

JOURNEY RESOURCES CORP.
(Formerly Journey Unlimited Omni Brand Corporation)

Consolidated Balance Sheets
As at November 30, 2006 and 2005
(Expressed in Canadian Dollars)

	2006	2005
	$	$
ASSETS
CURRENT
Cash	30,474	290,713
Accounts Receivable	1,366	603
GST Recoverable	16,167	26,701
Share Subscriptions Receivable (Notes 8(b)(ii) and 10(c))	169,000	-
Prepaid Expenses and Deposits (Note 10(d))	56,947	-

	273,954	318,017

Marketable Securities (Note 4)	219,037	-
Due from Related Parties (Notes 10(a) and (b))	18,203	6,815
Reclamation Bond (Note 5)	6,818	-
Property and Equipment (Note 6)	8,395	1,060
Mineral Properties (Note 7)	2,781,047	879,782
	3,307,454	1,205,674

LIABILITES
CURRENT
Accounts Payable and Accrued Liabilities	498,440	95,305

SHAREHOLDERS’ EQUITY
Share Capital (Note 8)	6,626,840	4,004,723
Contributed Surplus (Note 9)	924,607	387,854
Deficit	(4,742,433)	(3,282,208)
	2,809,014	1,110,369
	3,307,454	1,205,674

Nature and Continuance of Business (Note 1)
Commitment (Note 11)
Subsequent Events (Note 14)

Approved by the Directors:

“Jatinder (Jack) Bal”	“Donald Gee”
Jatinder (Jack) Bal, Director	Donald Gee, Director

JOURNEY RESOURCES CORP.
(Formerly Journey Unlimited Omni Brand Corporation)

Consolidated Statements of Operations and Deficit
For the Years Ended November 30, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

	2006	2005	2004
	$	$	$
EXPENSES
Advertising and Communications	40,291	24,331	-
Amortization	946	200	-
Consulting Fees	243,080	27,000	-
Filing and Transfer Agent Fees	31,423	36,490	-
Investor Relations	263,396	47,721	-
Management Fees (Note 10(d))	87,000	86,000	-
Office	55,488	10,486	1,372
Professional Fees	147,051	90,961	21,901
Rent	28,694	14,000	-
Stock Based Compensation (Note 9(a))	536,753	384,518	-
Travel	36,821	16,999	-
Wages and Benefits	-	17,700	7,623

	1,470,943	756,406	30,896

LOSS BEFORE OTHER ITEMS	(1,470,943)	(756,406)	(30,896)

Abandonment of Mineral Properties (Note	-	(98,120)	-
7(d))
Foreign Exchange Gain	2,714	78	-
Interest Income	8,004	4,756	-
Abandonment of Computer Equipment	-	-	(9,714)
Abandonment of Trademarks	-	-	(5,000)

NET LOSS FOR THE YEAR	(1,460,225)	(849,692)	(45,610)

Deficit, Beginning of the Year	(3,282,208)	(2,432,516)	(2,386,906)

DEFICIT, END OF THE YEAR	(4,742,433)	(3,282,208)	(2,432,516)

BASIC AND DILUTED LOSS PER SHARE	(0.08)	(0.06)	(0.01)

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING	19,375,422	13,443,316	4,579,065

JOURNEY RESOURCES CORP.
(Formerly Journey Unlimited Omni Brand Corporation)

Consolidated Statements of Cash Flows
For the Years Ended November 30, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

	2006	2005	2004
	$	$	$
CASH WAS PROVIDED FROM (UTILIZED FOR):

OPERATING ACTIVITIES

Net Loss for the Year	(1,460,225)	(849,692)	(45,610)

Non-Cash Items:
Amortization	946	200	-
Stock Based Compensation	536,753	384,518	-
Abandonment of Mineral Properties	-	98,120	-
Unrealized Foreign Exchange Loss (Gain)	14	(78)	-
Abandonment of Computer Equipment	-	-	9,714
Abandonment of Trademarks	-	-	5,000

	(922,512)	(366,932)	(30,896)
Change in Non-Cash Working Capital Accounts (Note 13)	355,959	15,919	(228,459)

	(566,553)	(351,013)	(259,355)

FINANCING ACTIVITIES

Advances to Related Parties	(11,388)	(6,815)	-
Shares Issued for Cash	1,129,570	-	918,166
Exercise of Share Purchase Warrants	1,142,750	496,149	-
Share Issue Costs	(110,202)	(21,556)	-

	2,150,730	467,778	918,166

INVESTING ACTIVITIES

Funding of Reclamation Bond	(6,818)	-	-
Purchase of Equipment	(8,282)	(1,260)	-
Mineral Properties Costs	(1,829,306)	(255,428)	-
Acquisition of Subsidiary, Net of Cash Acquired	(10)	(229,488)	-

	(1,844,416)	(486,176)	-

(DECREASE) INCREASE IN CASH	(260,239)	(369,411)	658,811

Cash, Beginning of the Year	290,713	660,124	1,313

CASH, END OF THE YEAR	30,474	290,713	660,124

Supplemental Cash Flow Information (Note 13)

NOTE 1 – NATURE AND CONTINUANCE OF BUSINESS

Journey Resources Corp. (the “Company”) is a mineral exploration resource company listed on the TSX Venture Exchange. The Company was incorporated on March 29, 2000, under the Company Act of British Columbia, under the name Access West Capital Corporation. Subsequently, the Company changed its name to Journey Unlimited Omni Brand Corporation, and on November 4, 2005, to Journey Resources Corp.

The Company is presently in the business of acquisition, exploration and development of mineral properties. It presently owns mining concessions in Guerrero State, Mexico, and mineral claims in Idaho, U.S.A.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. The Company continues to incur operating losses, and has a consolidated deficit of $4,742,433 as at November 30, 2006.

The Company's ability to continue operations is uncertain and is dependent upon its ability to obtaining new sources of financing. The outcome of these matters cannot be predicted at this time. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared using Canadian generally accepted accounting principles, as summarized below.

a)	Basis of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned Mexican subsidiary, Minerales Jazz S.A. de C.V. (Note 3), and its two wholly-owned inactive subsidiaries, Journey Unlimited Equipment Inc. (Canada) and Journey Unlimited Equipment Inc. (U.S.A.). All inter-company transactions and balances have been eliminated (Note 3).

b)	Foreign Currency Translation

The Company’s foreign operations are determined to be of an integrated nature and are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the rate of exchange in effect as at the balance sheet date and non-monetary assets and liabilities are translated at their applicable historical rates. Revenues and expenses are translated at the average rates prevailing for the year, except for amortization which is translated at the historical rates associated with the assets being amortized. Foreign exchange gains and losses from the translation of foreign operations are reflected in operations for the current year.

c)	Marketable Securities

The Company records its investment in marketable securities at the lower of cost or market value.

d)	Property and Equipment

Property and equipment are recorded at cost and amortized at the following rates on a declining balance basis, except in the year of acquisition, when one half of the rates are used:

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture and Fixtures	20%
Computer Equipment	30%

e)	Mineral Properties

The Company’s mineral properties are in the exploration stage and as such, the Company capitalizes all expenditures related to the acquisition, exploration and development of mineral properties until such time as the properties are placed into commercial production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit-of-production basis based on proven and probable reserves. Costs of abandoned properties are written off to operations. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Adjustments to carrying value due to impairment are charged to operations.

Property option payments received are credited against the cost of mineral properties. Where option payments received exceed the recorded acquisition costs of mineral claims, the amount in excess of the capitalized costs is credited to operations.

The Company has not yet determined the amount of reserves available on the properties owned. The recoverability of the capitalized costs for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties and on future production or proceeds of disposition. The Company assesses the impairment of a mineral property whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Recoverability of the capitalized costs is then determined by a comparison of the carrying amount of the property to future undiscounted net cash flows expected to be generated by the mineral property. If such mineral property is considered to be impaired, that property is written down to its estimated net realizable value.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest in accordance with general industry standards, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and therefore title may be affected.

f)	Asset Retirement Obligation

The Company records the fair value of a liability for an asset retirement obligation, including site closure and reclamation costs associated with exploration activities on its mineral properties, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets by that amount. The liability is accreted over time for changes in the fair value through charges to accretion expense. The costs capitalized to the related assets are depleted to earnings in a manner consistent with the underlying assets.

As at November 30, 2006 and 2005, the Company has determined that it does not have material obligations for asset retirement obligations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

g)	Impairment of Long-Lived Assets

Long-lived assets are reviewed by the Company for possible impairment whenever events or changes in circumstances indicate that carrying value of an asset may not be recoverable. An impairment loss is recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flow expected to result from the use of the asset and its eventual disposition. As at November 30, 2006 and 2005, management believes there has been no impairment of the Company’s long-lived assets.

h)	Share Capital and Stock Based Compensation

The Company records proceeds from share issuances net of related share issue costs. Share capital issued for non-monetary consideration is recorded at an amount based on the quoted market value of the Company’s shares on the date of share issuance.

The Company has a plan for granting stock options to management, directors, employees and consultants. The Company recognizes compensation expense for options granted under this plan and brokers warrants issued under the fair value based method in accordance with CICA Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. The fair value of each option grant is estimated on the date of the grant and recognized over the vesting period, with the offsetting amounts credited to contributed surplus. The Company estimates the fair value of each grant using the Black-Scholes option-pricing model. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus amount is transferred to share capital.

i)	Loss Per Common Share

Basic loss per common share is calculated using the weighted average number of shares issued and outstanding during the year. Diluted loss per share is the same as basic loss per share as the issuance of shares on the exercise of stock options and warrants would be anti-dilutive.

j)	Income Taxes

The Company accounts for income taxes using the asset and liability method, whereby future tax assets and liabilities are determined based on differences between the financial reporting and the tax bases of assets and liabilities. These differences are measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. Income tax assets, including the benefit of income tax losses available for carry-forward, are only recognized to the extent that it is more likely than not that the Company will ultimately realize those assets.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

k)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates include the assessment of recoverability of mineral properties, the determination of the amortization period of capital assets, the estimated amounts of accrued liabilities and asset retirement obligation, the realization of future tax assets, and the determination of the fair value of stock-based compensation. Actual results could differ from such estimates.

l)	Financial Instruments

Financial instruments include cash, accounts receivable, GST recoverable, share subscriptions receivable, marketable securities, amounts due from related parties, reclamation bond, and accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

The Company undertakes certain transactions in foreign currencies denominated in U.S. dollars and Mexican Pesos and as such is subject to risk due to fluctuations in exchange rates. Foreign exploration expenditures of the Company are due and payable in the short-term and accordingly, management believes there is not significant exposure to foreign currency fluctuations. The Company does not use derivative instruments to hedge exposure to foreign exchange rate risk.

m)	Comparative Figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year.

NOTE 3 – BUSINESS ACQUISITION

On April 11, 2005, the Company entered into a share purchase agreement (“the Agreement”) with Murcielago Capital S.A. (“Murcielago”) to acquire 5,000,000 common shares (out of a total of 5,050,000 issued and outstanding shares) of Minerales Jazz S.A. de C.V. (“Minerales Jazz”), a private Mexican mining exploration company. The main asset held by Minerales Jazz is the Vianey Mine concession, located in Guerrero State, Mexico.

Under the terms of the Agreement, the Company made a cash payment of $150,000 and issued 900,000 common shares and 100,000 share purchase warrants. Each share purchase warrant entitled the holder to acquire one common share of the Company at a price of $0.40 per share. The warrants have not been exercised and expired on July 20, 2006.

The common shares and share purchase warrants issued on the acquisition were recorded based on their fair values. The fair value of the common shares was $360,000 and was based on the trading value of the Company’s common shares at the date of the closing of the Agreement. The fair value of the share purchase warrants was $3,336 and was calculated using the Black-Scholes option pricing model assuming a risk-free interest rate of 2.86%; dividend yield of 0%; a stock price volatility of 103%; and an expected life of 1 year.

NOTE 3 – BUSINESS ACQUISITION (Continued)

Under the terms of the Agreement, the Company is required to issue additional shares as follows:

(a)	500,000 common shares on or after that date which is seven business days following completion by the Company of the work program recommended in a technical report; and

(b)

800,000 common shares on or after that date which is seven business days following the earlier of (i) the completion of an economically viable pre-feasibility study on the Vianey Mine, and (ii) the commencement of commercial production.

As at November 30, 2006, the Company has not issued the additional common shares as the Company has not completed the work program. The fair value of these common shares will be accounted for as an increase in the cost of the acquired assets when the shares are issued.

On September 11, 2006, the Company also exercised the option to purchase for a nominal amount the remaining 50,000 common shares of Minerales Jazz by making a cash payment of $10.

The acquisition has been accounted for by the purchase method with the fair value of the consideration paid being allocated to the identifiable assets acquired and liabilities assumed on July 20, 2005 as follows:

Net Identifiable Assets Acquired:	$
Mineral Property	592,484
Other Assets	3,245
595,729
Consideration paid:
Cash	150,010
Fair Value of Shares Issued	360,000
Fair Value of Share Purchase Warrants	3,336
Acquisition Costs	82,383
595,729

These consolidated financial statements include the results of operations of Minerales Jazz commencing from July 20, 2005, the date of acquisition.

NOTE 4 – MARKETABLE SECURITIES

	2006		2005
	Market Value	Book Value	Market Value	Book Value
	$	$	$	$
Marketable Securities	274,128	219,037	-	-

The Company owns 600,000 (2005 – Nil) common shares of Wits Basin Precious Metals Inc. (Note 7(c)). These shares are listed on the Over-The-Counter Bulletin Board in the United States and are subject to resale restrictions under the US Securities Law, unless the Company exercises its piggyback rights with Wits Basin to register these shares with the US Securities and Exchange Commission.

NOTE 5 – RECLAMATION BOND

The Company has deposited US$5,800(2005 – $Nil) with the United States Department of Agriculture Forest Service for future mineral claim site reclamation costs associated with the Musgrove Creek Gold Project (Note 7(a)). The Company has determined that it does not have any significant site restoration liabilities as at November 30, 2006 and 2005.

NOTE 6 – PROPERTY AND EQUIPMENT

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$
2006
Furniture and Fixtures	4,804	218	4,586
Computer Equipment	4,737	928	3,809

	9,541	1,146	8,395

2005
Computer Equipment	1,260	200	1,060

NOTE 7 – MINERAL PROPERTIES

	November 30,	Additions	November 30,	Additions	November 30,
	2004		2005		2006
	$	$	$	$	$
Musgrove Creek Gold
Project, Idaho, USA (a)
Acquisition Costs	-	241,915	241,915	131,837	373,752

Exploration Expenditures:
Assay	-	-	-	48,085	48,085
Drilling	-	-	-	246,159	246,159
Field Supplies	-	-	-	2,663	2,663
General and	-	-	-	8,797	8,797
Administrative
Geochemical Survey	-	-	-	91,991	91,991
Geological	-	-	-	54,529	54,529
Maintenance Fees	-	-	-	11,073	11,073
Staking and Recording	-	-	-	6,766	6,766

	-	241,915	241,915	601,900	843,815
Empire Mine Project
Idaho, USA (b)

Acquisition Costs	-	-	-	522,269	522,269

Exploration Expenditures:
Assay	-	-	-	58,391	58,391
Drilling	-	-	-	500,412	500,412
Engineering	-	-	-	34,271	34,271
Field Costs	-	-	-	167,569	167,569
General and	-	-	-	18,483	18,483
Administrative
Geological	-	-	-	125,192	125,192
	-	-	-	1,426,587	1,426,587

NOTE 7 – MINERAL PROPERTIES (Continued)

	November	Additions	November	Additions	November
	30,		30,		30,
	2004		2005		2006
	$	$	$	$	$
Vianey Mine Silver
Project, Guerrero State,
Mexico (c)

Acquisition Costs	-	592,474	592,474	30,010	622,484
Option Payments Received	-	-	-	(219,037)	(219,037)

Exploration Expenditures:
Drilling	-	-	-	225,325	225,325
Field and Exploration	-	41,393	41,393	128,116	169,509
General and	-	4,000	4,000	15,279	19,279
Administrative
Geological	-	-	-	52,905	52,905
Recovery from Optionee	-	-	-	(359,820)	(359,820)

	-	637,867	637,867	(127,222)	510,645

Dorosa Mineral Claims,
Real de Belem, San
Antonio and San Jose,
Mexico (d)
Acquisition Costs	-	98,120	98,120	-	-
Abandonment	-	(98,120)	(98,120)	-	-

	-	-	-	-	-

	-	879,782	879,782	1,901,265	2,781,047

a)	Musgrove Creek Gold Project

On September 29, 2005, the Company signed a letter of intent with Wave Exploration Corp. (“Wave”) to acquire all of its rights, title and interest in certain claims known as the Musgrove Creek Gold Property (“Musgrove Property”), by making a cash payment of $25,000 to Wave. The Company also issued to an unrelated party 100,000 of its common shares, with a fair value of $32,500, as a finder’s fee. The Musgrove Property consists of 47 unpatented claims situated in the Cobalt Mining District, Lemhi County, Idaho, USA.

On November 30, 2005, the Company signed a purchase option agreement (the “Agreement”) with Wave (re-named Roxgold Inc.). Under the terms of the Agreement, the Company may earn a 100% interest in the Musgrove Property by fulfilling the following requirements over a two-year period:

	i)	cash payment of $75,000 (paid) and issuance of 300,000 common shares (issued) on closing;
	ii)	cash payment of $100,000 (paid) on or before November 30, 2006; and
	iii)	cash payment of $150,000 on or before November 30, 2007.

NOTE 7 – MINERAL PROPERTIES (Continued)

a)	Musgrove Creek Gold Project (Continued)

Under the terms of the Agreement, the Company assumed the underlying lease agreement dated June 12, 2003 with respect to certain mineral claims that comprise the Musgrove Property. The underlying lease has a 10 year term and can be renewed for two successive terms of 10 years provided that the conditions of the lease are met. The Company is required to pay annual lease payments to the underlying lessor which progressively increase from US$25,000 due on the third anniversary (June 12, 2006) of the lease to a maximum of US$50,000 per year for the duration of the lease. These claims are subject to an underlying 2% production royalty and a lump sum payment of $1,000,000 upon completion of a feasibility study. In addition, the Company is required to incur minimum annual exploration expenditures of $100,000 on the property during the term of the lease. During the year ended November 30, 2006, the Company paid US$25,000 (2005 – $Nil) to the underlying lessor.

In 2006, the Company staked and recorded an additional 40 claims to the Musgrove Property.

b)	Empire Mine Project

On May 29, 2006, the Company signed an option agreement with Trio Gold Corp. (“Trio”) to acquire a 50% lease interest in certain mining claims known as the Empire Mine Property (“Empire Property”). The Empire Property consists of 23 patented mining claims, 6 mill-site claims and 21 unpatented mining claims situated in the Alder Creek Mining District, Custer County, Idaho, USA.

Under the terms of the agreement, the Company may earn a 50% lease interest in the property by making a non-refundable deposit of US$50,000 (paid) and a cash payment of $200,000 (paid), and issuing 700,000 common shares of the Company (issued). The Company is required to incur a minimum of US$1,500,000 in exploration expenditures on the property on or before August 31, 2007. Once all requirements are met, the Company will be deemed to have earned a 50% lease interest in and to the claims, and a joint venture between the Company and Trio will be formed.

The Company also issued to an unrelated company 200,000 of its common shares, with a fair value of $58,000, as a finder’s fee.

On June 26, 2006, Trio was served with a Statement of Claim asserting that Trio was in breach of the underlying lease agreement with the underlying lessor with respect to the ownership of the mineral claims comprising the Empire Property. Trio filed a Statement of Defense and Counterclaim on July 20, 2006. Management of Trio and the Company are of the opinion that the Statement of Claim is without merit. As at auditors’ report date, the outcome of these proceedings is uncertain. The resolution of this uncertainty will determine whether there is a loss or impairment of the Company’s mining interest in the property. As the outcome has yet to be determined, the Company has not made any provision in the financial statement for any loss or impairment in the carrying value of the mineral property.

NOTE 7 – MINERAL PROPERTIES (Continued)

c)	Vianey Mine Silver Project

On April 11, 2005, the Company acquired 100% of Minerales Jazz which is the beneficial holder of the Vianey Mine concession (Note 3). The Vianey Property is held pursuant to an exploitation concession issued on May 5, 1979 by the government of Mexico and will expire in 2029, unless renewed.

On June 28, 2006, the Company signed an Option Agreement with Wits Basin Precious Minerals Inc. (“Wits Basin”) whereby the Company granted Wits Basin the option to acquire up to a 50% interest in the Vianey Property.

Under the terms of the agreement, Wits Basin is required to meet the following cash and expenditure obligations:

	i)	issuance of 100,000 common shares of Wits Basin on signing of the letter of intent on April 18, 2006 (issued and received);
	ii)	issuance of 500,000 common shares of Wits Basin on or before June 30, 2006 (issued and received);
	iii)	reimbursement of a minimum of US$500,000 for exploration expenditures by December 31, 2006 (total of US$500,000 received by December 31, 2006);
	iv)	issuance of an additional 500,000 common shares of Wits Basin on or before January 15, 2007 (issued and received on January 09, 2007); and
	v)	additional reimbursement of US$500,000 for exploration expenditures on or before September 30, 2007.

Upon completion of the payment and expenditure requirements, Wits Basin will have earned a 50% interest in the Vianey Property, and a joint venture between the Company and Wits Basin will be formed. Subsequent to year-end, Wits Basin earned a 25% interest in and to the property, and a joint venture between the Company and Wits Basin was formed (Note 14).

The Company issued to an unrelated party 100,000 of its common shares, with a fair value of $30,000, as a finder’s fee.

d)	Dorosa Mineral Claims

On November 4, 2005, the Company signed a letter of intent with Cia Minera Dorosa, S.A. de C.V. to acquire a 100% undivided interest in four mining concessions in Mexico. The Company paid US$80,000 upon signing of the letter of intent.

Subsequent to the signing of the letter of intent, the Company abandoned this project and, as a result, wrote-off all costs incurred in the amount of $98,120 in the year ended November 30, 2005.

NOTE 8 – SHARE CAPITAL

a)	Authorized

Unlimited number of common shares without par value

The authorized share capital was increased from 100,000,000 common shares to an unlimited number of common shares, as approved by the shareholders effective May 2005.

b)	Issued and Outstanding

	Number of	Amount
	Common Shares	$
Balance, November 30, 2004	10,093,898	3,214,130
Issued During the Year
For Cash
Exercise of Share Purchase Warrants	2,797,000	322,149
For Acquisition of Subsidiary (Note 3)	900,000	360,000
For Mineral Property – Musgrove Project (Note 7(a))	400,000	130,000

Share Issue Costs	-	(21,556)

Balance, November 30, 2005	14,190,898	4,004,723
Issued During the Year
For Cash
Private Placement – (i)	3,765,232	1,129,570
Exercise of Share Purchase Warrants – (ii)	5,745,000	1,311,750
For Mineral Properties
Empire Project (Note 7(b))	900,000	261,000
Vianey Project (Note 7(c))	100,000	30,000

Finder’s Fees and Share Issue Costs	-	(110,203)

Balance, November 30, 2006	24,701,130	6,626,840

(i)

During the year ended November 30, 2006, the Company completed a non-brokered private placement for 3,765,232 units at $0.30 per unit for total proceeds of $1,129,570. Each unit consists of one share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional share of the Company at $0.38 per share for a period of two years from the closing date.

The private placement was closed in two tranches. The first tranche of 2,536,666 units was closed on January 13, 2006 for gross proceeds of $761,000. The second tranche of 1,228,566 units was closed on March 21, 2006 for gross proceeds of $368,570. The Company paid finders’ fees totalling $91,056 in connection with this private placement.

(ii)

During the year ended November 30, 2006, 5,745,000 share purchase warrants were exercised for total proceeds of $1,311,750. As at November 30, 2006, amounts totalling $169,000 remained outstanding (Note 10(c)). As at auditors’ report date, $39,000 remains outstanding.

NOTE 8 – SHARE CAPITAL (Continued)

c)	Escrow Shares

As at November 30, 2006, the number of shares held in escrow was 248,168 (2005 – 347,582).

d)	Stock Options

The Company has established a stock option plan which provides for the granting of incentive stock options up to a maximum of 10% of the Company’s issued and outstanding common shares. The Company has issued options to directors, officers, employees and consultants. Terms of the options granted are subject to determination and approval by the Board of Directors. All options granted are subject to a four-month hold period from the date of grant as imposed by the TSX Venture Exchange.

		Weighted
		Average
	Number	Exercise
	of Options	Price

Balance, November 30, 2004	28,667	3.33

Granted to Directors and Officers	1,100,000	0.34
Granted to Consultants	200,000	0.30
Expired	(13,667)	1.50

Balance, November 30, 2005	1,315,000	0.39

Granted to Directors and Officers	400,000	0.30
Granted to Consultants	1,100,000	0.31
Cancelled	(715,000)	0.42

Balance, November 30, 2006	2,100,000	0.32

As at November 30, 2006, the Company has the following options outstanding:

	Options Granted and Outstanding			Options Vested and
Exercisable
		Weighted	Weighted		Weighted
		Average	Average	Number of	Average
Range of	Number	Remaining	Exercise	Shares	Exercise
Exercise Prices	of Shares	Contractual life	Price	Exercisable	Price

$0.30 to $0.40	2,100,000	4.27 years	$0.32	2,050,000	$0.32

The options expire between April 26, 2010 and November 30, 2011.

NOTE 8 – SHARE CAPITAL (Continued)

e)	Share Purchase Warrants

Number of Share Purchase Warrants
Balance				Balance
November				November	Exercise
30,				30,	Price
2004	Issued	Exercised	Expired	2005	$	Expiry Date

70,000	-	-	(70,000)	-	1.00	February 6, 2005
3,300,000	-	(2,297,000)	-	1,003,000	0.15	March 1, 2006
-	100,000	-	-	100,000	0.40	July 20, 2006
2,287,000	-	(500,000)	-	1,787,000	0.15	September 28,
						2006
3,000,000	-	-	-	3,000,000	0.30	November 19,
						2006

8,657,000	100,000	(2,797,000)	(70,000)	5,890,000

Number of Share Purchase Warrants
Balance				Balance
November				November	Exercise
30,				30,	Price
2005	Issued	Exercised	Expired	2006	$	Expiry Date

1,003,000	-	(958,000)	(45,000)	-	0.15	March 1, 2006
100,000	-	-	(100,000)	-	0.40	July 20, 2006
1,787,000	-	(1,787,000)	-	-	0.15	September 28, 2006
3,000,000	-	(3,000,000)	-	-	0.30	November 19, 2006
-	2,536,666	-	-	2,536,666	0.38	January 13, 2008
-	1,228,566	-	-	1,228,566	0.38	March 21, 2008

5,890,000	3,765,232	(5,745,000)	(145,000)	3,765,232

NOTE 9 – CONTRIBUTED SURPLUS

	2006	2005
	$	$

Balance, Beginning of the Year	387,854	-

Stock-Based Compensation on Stock Options	536,753	384,518
Stock-Based Compensation on Brokers Warrants Issued
on	-	3,336
Acquisition of Subsidiary

Balance, End of the Year	924,607	387,854

a)	Stock Based Compensation

The fair value of stock options and brokers warrants granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants made during the years ended November 30, 2006 and 2005:

	2006	2005

Risk-Free Annual Interest Rate	3.9 – 4.4%	2.9 – 3.7%
Expected Annual Dividend Yield	0%	0%
Expected Stock Price Volatility	167.3 – 217.0%	103.0 – 222.5%
Expected Life of Option	4 years	1 – 5 years

The weighted average fair value per share of stock options granted during the year ended November 30, 2006 was $0.32 (2005 – $0.35) per share. During the year ended November 30, 2006, the Company recognized $536,753 (2005 – $384,518) of stock based compensation expense for options granted to directors, officers, and consultants.

The fair value of brokers share purchase warrants issued during the year ended November 30, 2006 was Nil and for the year ended November 30, 2006 was $0.03 per warrant. During the year ended November 30, 2005, stock based compensation costs of $3,336 were recognized in the acquisition of a subsidiary (Note 3).

Option pricing models require the input of highly subjective assumptions. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a single reliable measure of the fair value of the Company’s stock options and brokers warrants.

NOTE 10 – RELATED PARTY TRANSACTIONS

In addition to those transactions disclosed elsewhere in these financial statements, the Company had the following transactions with related parties:

a)

Included in due from related parties is a short term loan of $10,000 (2005 – $Nil) advanced to a company with a director in common. The loan is unsecured, bears no interest, and has no specified terms for repayment. Subsequent to year-end, the loan was repaid.

b)

Included in due from related parties is $8,203 (2005 – $6,815) due from the President of the Company for legal and other fees paid by the Company. The amounts are unsecured, bear no interest and have no specified terms for repayment. Subsequent to year-end, the amounts were repaid.

NOTE 10 – RELATED PARTY TRANSACTIONS (Continued)

c)

Included in share subscription receivable is $139,000 (2005 – $Nil) due from the President of the Company for share purchase warrants exercised in the year. Subsequent to year-end, the balance outstanding was received.

d)

During the year ended November 30, 2006, the Company paid management fees of $51,000 (2005 – $42,000) to a company controlled by the President of the Company for management and consulting services performed. Included in prepaid expense is $3,500 (2005 – $Nil) paid to this company for management fees for the month of December 2006.

e)

During the year ended November 30, 2006, the Company paid management fees of $36,000 (2005 – $44,000) to a company controlled by a person related to the President of the Company for management and consulting services performed, and finder’s fee of $7,600 (2005 – $Nil) in connection with the private placement completed in fiscal 2006.

f)	During the year ended November 30, 2006, the Company paid rent, telephone and secretarial services of $Nil (2005 – $28,000) to a company which is 50% owned by the President of the Company.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

NOTE 11 – COMMITMENT

On April 1, 2006, the Company entered into a lease agreement with an unrelated third party to lease office premises commencing April 1, 2006 for a term of two years. The Company is committed to pay monthly basic rent of $1,993 plus monthly operating costs and taxes estimated at $1,000 for an annual total of $35,916.

NOTE 12 – INCOME TAXES

a)	Provision for Income Taxes

A reconciliation of income taxes at the statutory tax rate is as follows:

	2006	2005
Combined Federal and Provincial Income Tax Rates	34.12%	34.12%

	$	$
Loss Before Income Taxes	(1,460,225)	(849,692)

Expected Income Tax (Recovery)	(498,229)	(289,915)
Tax Deductible Share Issue Costs	(19,382)	(44,094)
Items Not Deductible for Tax Purposes	183,463	164,744
Unrecognized Tax Benefits of Non-Capital Losses	334,148	169,265
Income Tax Expense (Recovery)	-	-

(b)	Future Income Taxes

The tax effects of significant temporary differences that give rise to future income tax assets at November 30, 2006 and 2005 are as follows:

	2006	2005
	$	$

Future Income Tax Assets:
Non-Capital Losses Carry-Forward	1,300,517	1,002,998
Tax Value in Excess of Net Book Value	7,416	14,117
Excess of Foreign Resource Expenditures over	33,479	-
Mineral Properties
Share Issuance Costs	55,276	37,057

Valuation Allowance	(1,396,688)	(1,054,172)

Net Future Income Tax Assets	-	-

As at November 30, 2006, the Company has non-capital losses of approximately $3,815,557 which may be applied to reduce taxable income of future years, which expire as follows:

Year

2008	1,081,160
2009	888,997
2010	313,199
2014	48,557
2015	505,062
2026	978,582

3,815,557

As at November 30, 2006, the Company has cumulative foreign resource deductible expenditures available to offset future foreign resource income in the amount of $2,284,969. These expenditures are carried forward indefinitely.

Future tax benefits which may arise as a result of these losses and expenditures have not been recognized in these financial statements and have been offset by a valuation allowance.

NOTE 13 – SUPPLEMENTAL CASH FLOW INFORMATION

a)	Change in Non-Cash Working Capital Accounts

	2006	2005	2004
	$	$	$
Accounts Receivable	(763)	-	3,990
GST Recoverable	10,534	(26,701)	-
Prepaid Expenses and Deposits	(56,947)	25,094	(24,051)
Accounts Payable and Accrued Liabilities	403,135	17,526	(208,398)

	355,959	15,919	(228,459)

b)	Significant Non-Cash Financing Activities

Stock Based Compensation on Stock
Options Granted	536,753	384,518	-
Share Subscription Receivable	(169,000)	174,000	-

	367,753	558,518	-

c)	Significant Non-Cash Investing Activities

Shares Issued for Acquisition of Subsidiary	-	360,000	-

Shares Issued for Mineral Property and Finder’s
Fee
Musgrove Project	-	130,000	-
Empire Project	261,000	-	-
Vianey Project	30,000	-	-

Shares of Wits Basin Received Pursuant to			-
Option Agreement	(219,037)	-

Stock Based Compensation on Brokers Warrants			-
Issued on Acquisition of Subsidiary	-	3,336

	71,963	493,336	-

NOTE 14 – SUBSEQUENT EVENTS

a)

On December 18, 2006, the Company entered into a joint venture agreement with Wits Basin pursuant to the option agreement dated June 28, 2006 (Note 7(c)). Under the terms of the joint venture agreement, Wits Basin has earned a 25% interest in the Vianey Property and the Company, who will act as the operator, holds the remaining 75% interest. Wits Basin maintains its option to earn an additional 25% interest in the Vianey Property by fulfilling certain payment and expenditure requirements, including the issuance of 500,000 common shares to Journey on or before January 15, 2007 (received on January 9, 2007), and by incurring an additional US$500,000 exploration expenditures in the joint venture for funding of a Phase II drilling project on or before September 30, 2007.

b)	The Company staked and recorded an additional 10 claims to the Empire Property on January 09, 2007 at a total cost of USD$4,930.

c)	Subsequent to year end and to the auditors’ report date, the Company issued 643,000 common shares for total proceeds of $244,340 pursuant to the exercise of share purchase warrants.

NOTE 15 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (“Cdn GAAP”) which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”) and from practices prescribed by the United States Securities and Exchange Commission (“SEC”). Material measurement differences to these consolidated financial statements are as follows:

Applying US GAAP, the consolidated balance sheets would be as follows:

	2006			2005
	US GAAP	Cdn GAAP	US GAAP	Cdn GAAP
	$	$	$	$

Assets

Current Assets	548,082	492,991	318,017	318,017
Due from Related Parties	18,203	18,203	6,815	6,815
Equipment	8,395	8,395	1,060	1,060
Reclamation Bond	6,818	6,818	-	-
Mineral Properties (a)	1,299,468	2,781,047	834,389	879,782

	1,880,966	3,307,454	1,160,281	1,205,674

Liabilities

Accounts Payable and Accrued	498,440	498,440	95,305	95,305
Liabilities

Shareholders’ Equity

Share Capital	6,626,840	6,626,840	4,004,723	4,004,723
Contributed Surplus (b)	924,607	924,607	387,854	387,854
Deficit	(6,168,921)	(4,742,433)	(3,327,601)	(3,282,208)
	1,382,526	2,809,014	1,064,976	1,110,369

	1,880,966	3,307,454	1,160,281	1,205,674

The effect of measurement difference between Cdn GAAP and US GAAP on the Company’s net loss for the years ended November 30, 2006 and 2005 is summarized below:

	2006	2005	2004
	$	$	$
Net Loss for the Year in Accordance with Cdn GAAP	(1,460,225)	(849,692)	(45,610)
Unrealized Gain on Marketable Securities (d)	55,091	-	-
Current Year Mineral Exploration Costs (a)	(1,436,186)	(45,393)	-
Net Loss for the Year in Accordance with US GAAP	(2,841,320)	(895,085)	(45,610)

Basic and Diluted Loss per Share under US GAAP	(0.15)	(0.07)	(0.01)

Weighted Average Number of Shares Outstanding	19,375,422	13,443,316	4,579,065

Basic and diluted weighted average number of shares outstanding is consistent under both US GAAP and Cdn GAAP.

The effect of measurement differences between Cdn GAAP and US GAAP on the consolidated statement of cash flows for the years ended November 30, 2006 and 2005 are summarized below:

Cash Flows from Operating Activities under Cdn GAAP	(566,553)	(357,828)	(259,355)
Current Year Mineral Exploration Costs (a)	(1,436,186)	(45,393)	-
Cash Flows from Operating Activities under US GAAP	(2,002,739)	(403,221)	(259,355)
Cash Flows from Investing Activities under Cdn GAAP	(1,844,416)	(486,176)	-
Current Year Mineral Exploration Costs (a)	1,436,186	45,393	-
Cash Flows from Investing Activities under US GAAP	(408,230)	(440,783)	-

(a)	Mineral Properties and Exploration Costs

Under US GAAP and accounting practices prescribed by the SEC, mineral property exploration expenditures relating to mineral properties for which commercial feasibility has not yet been established are expensed as incurred. In addition, land use costs are expensed as incurred. Under Canadian GAAP, these costs are deferred and amortized over the estimated life of the property following the commencement of commercial production, or written-off if the property is sold, allowed to lapse, or abandoned.

All exploration expenditures in 2006 and 2005 and 2004 (Nil) relating to mineral properties have been expensed for US GAAP reporting purposes.

(b)	Stock Based Compensation

The Company’s policy for accounting for stock-based compensation awards under Cdn GAAP is disclosed in Note 2(h). For US GAAP purposes, the Company uses the fair value method of accounting for stock-based compensation, a treatment consistent with the accounting treatment used for Cdn GAAP, under the Statement of Financial Accounting Standards (“SFAS”) No. 123R “Accounting for Stock-Based Compensation”. Accordingly, the Company considers there were no material differences in the treatment by the Company with respect to stock-based compensation under Cdn GAAP or US GAAP for the years ended November 30, 2006 and 2005.

(c)	Income Taxes

The Company uses the asset and liability method to account for income taxes pursuant to Section 3465 of the Canadian CICA Handbook which is substantially consistent with SFAS No. 109 “Accounting for Income Taxes”. As described in Note 12, the Company has future income tax assets related to its Canadian operations calculated at the substantively enacted rate of 34.12% in Canada at November 30, 2006 and 2005. For US GAAP purposes, SFAS No. 109 requires deferred tax assets to be measured at only enacted tax rates. These assets would have been reduced to $Nil by a valuation allowance, which is consistent with the accounting treatment under Cdn GAAP. Accordingly, there is no difference in the consolidated financial statements under Cdn GAAP or US GAAP for the years ended November 30, 2006 and 2005.

(d)	Marketable Securities

In accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, US GAAP requires investments that are bought and held principally for the purpose of selling them in the near term to be classified as “trading securities” and reported at fair value with unrealized gains and losses recorded in operations. Under Cdn GAAP, the Company records marketable securities at the lower of cost and market.

For the year ended November 30, 2006, the common shares of Wits Basin Precious Metals Inc. held by the Company were considered trading securities and the Company recognized an unrealized gain of $55,091 (2005 – $Nil) in operations for US GAAP reporting purposes.

(e)	Recent United States Accounting Pronouncements

(i) Stock-Based Compensation

In 2004, the US Financial Accounting Standards Board (“FASB”) issued revised SFAS No. 123R “Accounting for Stock-Based Compensation”. This statement supercedes APB Opinion No. 25 “Accounting for Stock Issued to Employees” and its related implementation guidance. This revised pronouncement requires that all stock options and warrants be accounted for using the fair value method, effective for fiscal periods beginning after June 15, 2005. As disclosed in Note 15(b), the Company accounts for its stock-based compensation in substantial compliance with the provision of this pronouncement; accordingly, the adoption of this standard does not have a material impact on the Company’s consolidated financial statements.

(e)	Recent United States Accounting Pronouncements (Continued)

	(ii)	Exchanges of Non-Monetary Assets

In 2004, FASB issued SFAS No. 153 “Exchanges of Non-Monetary Assets – an Amendment of APB Opinion No. 29, Accounting for Non-Monetary Transactions” to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges on non-monetary assets that do not have commercial substance. SFAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The standard is effective for fiscal periods beginning after June 15, 2005. The adoption of this statement does not have a material effect on these consolidated financial statements.

	(iii)	Variable Interest Entities

In 2005, FASB issued Interpretation No. 46R “Consolidation of Variable Interest Entities” to provide guidance on the consolidation of variable interest entities (“VIE”) where the Company is the entity’s Primary Beneficiary. A VIE is an entity in which equity investors do not have the characteristics of a controlling financial interest nor have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Primary Beneficiary is the party that has exposure to a majority of the expected losses and/or expected residual returns of the VIE. The adoption of this standard does not have a material effect on these consolidated financial statements as the Company does not have any VIE’s which require consolidation.

	(iv)	Asset Retirement Obligation

In 2005, FASB issued Interpretation No. 47 “Accounting for Conditional Retirement Obligation” to clarify the intended meanings of the term “Asset Retirement Obligation” in SFAS No. 143 “Accounting for Asset Retirement Obligations”. This interpretation clarifies that entities are expected to record asset retirement obligations even though uncertainty may exist regarding the timing or method of settlement so long as the obligation is reasonably estimable. This standard is effective no later than the end of fiscal years ending after December 15, 2005. The application of this standard does not have a material effect on these consolidated financial statements.

	(v)	Accounting Changes and Error Corrections

On June 1, 2005, FASB issued SFAS No. 154 “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20 “Accounting Changes” and SFAS No. 3 “Reporting

Accounting Changes in Interim Financial Statements”. SFAS 154 requires retrospective application to prior periods’ financial statements of a change in accounting principles unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle. This standard is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 cannot be determined until such time as the Company makes a change in accounting policy.

NOTE 15 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(e)	Recent United States Accounting Pronouncements (Continued)

	(vi)	Uncertainty in Income Taxes

In July 2006, FASB issued Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes”. FIN 48 was issued to address financial statement recognition and measurement by an enterprise of a tax position taken or expected to be taken in a tax return. The new standard will require several new disclosures in annual financial statements, including: (a) the income statement classification of income tax related interest and penalties and (b) a reconciliation of the total amount of unrecognized tax benefits. The effective date of this standard is fiscal years beginning after December 15, 2006. The Company does not expect the adoption of this standard to have a material impact on the Company’s future consolidated financial statements.